As filed with the Securities and Exchange Commission on May 28, 2004

Registration No. 333-110025

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 2

to

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

MONITRONICS INTERNATIONAL, INC.

(Exact Name of Registrant as Specified in its Charter)

Texas	7380	74-2719343
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. employer identification no.)

12801 Stemmons Freeway Suite 821 Dallas, Texas 75234 (972) 243-7443 (Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Michael R. Meyers

Vice President and Chief Financial Officer

12801 Stemmons Freeway

Suite 821

Dallas, Texas 75234

(972) 243-7443

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Christine A. Hathaway, Esq.

Vinson & Elkins L.L.P.

3700 Trammell Crow Center

2001 Ross Avenue

Dallas, Texas 75201-2975

Telephone: (214) 220-7700

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 28, 2004

PROSPECTUS

Offer to Exchange up to

$160,000,000 11 3/4% Senior Subordinated Notes due 2010

that have been registered under the Securities Act of 1933

for

$160,000,000 11 3/4% Senior Subordinated Notes due 2010

Terms of the Exchange Offer

•      We are offering to exchange up to $160,000,000 of our 11 3/4% Senior Subordinated Notes due 2010 that have been registered under the Securities Act of 1933 and are freely tradable, which we refer to herein as the “new notes,” for our outstanding 11 3/4% Senior Subordinated Notes due 2010, which we refer to herein as the “old notes.” The new notes and the old notes have substantially identical terms.

•      We will exchange an equal principal amount of new notes for all outstanding old notes that you validly tender and do not validly withdraw before the exchange offer expires.

•      The exchange offer expires at 5:00 p.m., New York City time, on                     , 2004, unless extended. We do not currently intend to extend the exchange offer.

•      Tenders of outstanding old notes may be withdrawn at any time prior to the expiration of the exchange offer.

•      The exchange of new notes for old notes will not be a taxable event for U.S. federal income tax purposes.

•      We will not receive any proceeds from the exchange offer.

Terms of the New 11¾% Senior Subordinated Notes Offered in the Exchange Offer

Maturity

•      The new notes will mature on September 1, 2010.

Interest

•      Interest on the new notes is payable on March 1 and September 1 of each year, beginning March 1, 2004.

•      Interest will accrue from August 25, 2003.

Redemption

•      Prior to September 1, 2007, we may redeem some or all of the new notes by paying a specified “make-whole” premium.

•      On or after September 1, 2007, we may redeem some or all of the new notes at a redemption price that will decrease ratably from 108% of accreted value to 100% of accreted value on September 1, 2009, plus accrued and unpaid interest.

•      In addition, on or prior to September 1, 2006, we may redeem up to 25% of the aggregate principal amount of the old notes and the new notes using the net proceeds of certain equity offerings.

Change of Control

•      Upon a change of control, you may require us to repurchase all or a portion of your notes at a purchase price of 101% of their principal amount, plus accrued and unpaid interest.

Ranking

•      The new notes will be our unsecured senior subordinated obligations ranking equally with all of our other existing and future unsecured senior subordinated debt.

•      The new notes will rank junior to all of our existing and future senior debt. As of March 31, 2004, we had $201.4 million of senior secured debt.

Guarantees

•      Our future subsidiaries will fully and unconditionally guarantee the new notes jointly and severally on a senior subordinated basis.

See “ Risk Factors” beginning on page 13 for a discussion of the risks of an investment in the new notes.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, broker-dealers who acquired the old notes directly from us in the initial offering must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with resales and cannot rely on existing staff interpretations of the Securities and Exchange Commission’s position.

The date of this prospectus is                     , 2004

This prospectus incorporates important business and financial information about Monitronics International, Inc. that is not included in or delivered with this prospectus. Such information is available without charge to holders of old notes upon written or oral request made to the office of the Corporate Secretary, Monitronics International, Inc., 12801 Stemmons Freeway, Suite 821, Dallas, Texas 75234 (Tel. 972-243-7443). To obtain timely delivery of any requested information, holders of old notes must make any request no later than                             , 2004, which date is five business days prior to the expiration date of the exchange offer.

i

PROSPECTUS SUMMARY

The following summary highlights information about us and the offering of the new notes contained elsewhere in this prospectus. For a more complete understanding of us and the offering of the new notes, we urge you to read this entire prospectus carefully, including the “Risk Factors” section, our financial statements and the notes to those financial statements. Throughout this prospectus, when we refer to “us,” “we,” “our,” or the “company,” we are describing Monitronics International, Inc.

The Company

We are a leading provider of security alarm monitoring services, based on gross revenue. We monitor signals arising from burglaries, fires and other events for over 425,000 subscribers under contracts that provide us with high margin, monthly recurring revenues that result in predictable and stable cash flow. We purchase monitoring contracts from our exclusive nationwide dealer network including approximately 400 dealers in more than 40 states who sell and install the security systems we monitor. Our subscribers are geographically diversified in 45 states and are primarily homeowners, whom we believe are more likely than renters to maintain long-term accounts with us. For the fiscal year ended June 30, 2003 and the nine months ended March 31, 2004, we generated revenues of $126.4 million and $111.2 million, operating income of $29.6 million and $27.0 million, net income/(loss) of $3.8 million and $(4.8) million and EBITDA of $88.8 million and $79.8 million, respectively. At March 31, 2004, we also had an accumulated deficit of $67.7 million. Although EBITDA is not a financial measure that complies with generally accepted accounting principles in the United States, we believe it is a key performance measure used in the security alarm monitoring industry and is one of the financial measures, subject to adjustments, by which our covenants are calculated under the agreements governing our debt obligations. We have provided a reconciliation of EBITDA to net income in footnote 6 of “Summary Historical Financial Data” on page 12 of this prospectus.

We believe our focused business model differentiates us from other security alarm companies. We focus on providing monitoring services to our subscribers, which we believe is a higher margin business than selling and installing security alarm systems. Consequently, we are able to grow our subscriber base without employing a national sales and installation force. We also outsource on-site technical support to our dealer network, further reducing our cost structure and infrastructure requirements. In addition, we have implemented a disciplined account acquisition program focused on balanced growth, profitability and return on investment. The core of our account acquisition process is an extensive examination of every dealer and subscriber prior to acquisition. We believe that this approach reduces the likelihood that a subscriber will terminate their contract with us, thereby maximizing retention of our subscribers and our return on investment.

Organizational Structure

We were incorporated in 1994 as a Texas corporation. Our executive offices are located at 12801 Stemmons Freeway, Suite 821, Dallas, Texas 75234 and our telephone number is (972) 243-7443. We do not currently have any subsidiaries. The following chart reflects beneficial ownership of our capital stock and warrants and the voting interests of our shareholders based on the shares of preferred stock, common stock and warrants they hold.

*	Shares are non-voting.

In addition to beneficially owning approximately 46% of our fully-diluted equity, Austin Ventures and its affiliates have the right to designate four out of eight members of our board of directors. As a result, Austin Ventures currently has the ability to significantly influence the outcome of matters submitted for approval of our shareholders and directors, including the election of directors, the approval of any merger consolidation or sale of all or substantially all our assets and the incurrence of additional indebtedness. For a more detailed description of the voting and economic terms of our capital stock, please see Note 4 of our financial statements included in this prospectus.

The Exchange Offer

On August 25, 2003, we completed a private offering of the old notes. We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed to effect this exchange offer.

Exchange Offer

We are offering to exchange $160,000,000 aggregate principal amount of new notes that have been registered under the Securities Act for a like principal amount of old notes of the same tenor that noteholders properly tender and do not withdraw prior to the expiration date. The new notes may be exchanged only in integral multiples of $1,000.

Expiration Date	The exchange offer will expire at 5:00 p.m. New York City time, on , 2004, unless we decide to extend it. We do not currently intend to extend the exchange offer.

Procedures for Tendering Old Notes

To participate in the exchange offer, you must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, and transmit it together with all other documents required by the letter of transmittal, including the old notes that you wish to exchange, to The Bank of New York Trust Company, N.A., as exchange agent, at the address indicated on the cover page of the letter of transmittal. In the alternative, you can tender your old notes by following the procedures for book-entry transfer described in this prospectus.

If your old notes are held through The Depository Trust Company and you wish to participate in the exchange offer, you may do so through the automated tender offer program of The Depository Trust Company. If you tender under this program, you will agree to be bound by the letter of transmittal that we are providing with the prospectus as though you had signed the letter of transmittal.

If a broker, dealer, commercial bank, trust company or other nominee is the registered holder of your old notes, we urge you to contact that person promptly to tender your old notes in the exchange offer.

Guaranteed Delivery Procedures

If you wish to tender your old notes and you cannot submit your required documents to the exchange agent on time, you may tender your old notes according to the guaranteed delivery procedures described in “Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal of Tenders

You may withdraw your tender of old notes at any time prior to the expiration date. To withdraw, you must have delivered a written or facsimile transmission notice of withdrawal, in compliance with the requirements of Rule 14d-7 of the Securities Exchange Act of 1934, to the exchange agent at its address indicated on the cover page of the letter of transmittal before 5:00 p.m. New York City time on the expiration date of the exchange offer.

Acceptance of Old Notes and Delivery of New Notes

If you fulfill all conditions required for proper acceptance of old notes, we will accept any and all old notes that you properly tender in the exchange offer on or before 5:00 p.m. New York City time on the expiration date. We will return any old notes that we do not accept for exchange to you without expense promptly after the expiration date. We will also deliver the new notes promptly after the expiration date.

Accrued Interest on New Notes and Old Notes

The new notes will bear interest from August 25, 2003. Holders of old notes whose old notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on such old notes and will instead receive interest payable on the new notes issued in the exchange. Interest on each new note will accrue from the last interest payment date in which interest was paid on the old note surrendered in exchange therefor or, if no interest has been paid on such old note, from the date of issuance of the old notes.

Resale

We believe that the new notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by you (unless you are an “affiliate” of ours within the meaning of Rule 405 under the Securities Act of 1933) without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933, so long as you are acquiring the new notes in the ordinary course of your business and you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the new notes.

Each participating broker-dealer that receives new notes for its own account under the exchange offer in exchange for old notes that were acquired by the broker-dealer as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the new notes.

Any holder of old notes who:

•	is our affiliate,

•	does not acquire new notes in the ordinary course of its business, or

•	exchanges old notes in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of new notes must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with the resale of the new notes.

Conditions to the Exchange Offer

We are not required to accept for exchange or to issue new notes in exchange for any old notes and we may terminate or amend the exchange offer if any of the following events occur prior to the expiration of the exchange offer:

•	the exchange offer violates any applicable law or applicable interpretation of the staff of the Securities and Exchange Commission;

•	an action or proceeding shall have been instituted or threatened in any court or by any governmental agency that might materially impair our or any subsidiary guarantor’s ability to proceed with the exchange offer;

•	we do not receive all governmental approvals that we believe are necessary to consummate the exchange offer; or

•	there has been proposed, adopted, or enacted any law, statute, rule or regulation that, in our reasonable judgment, would materially impair our ability to consummate the exchange offer.

All material conditions to the exchange offer must be satisfied or waived prior to the expiration date of the exchange offer. The exchange offer is not conditioned on the tender of any minimum principal amount of old notes.

Use of Proceeds

The issuance of the new notes will not provide us with any new proceeds. We are making this exchange offer solely to satisfy our obligations under our registration rights agreement. We used the net proceeds from the issuance of the old notes together with borrowings under our new credit facility entered into concurrently with the issuance of the old notes to:

•	repay $298.6 million outstanding under our previous credit facility;

•	repay in full $12.0 million in aggregate principal amount of our 12% senior subordinated notes due June 30, 2007; and

•	repay $20.5 million in aggregate principal amount of our 14.5% subordinated notes due March 1, 2010 at a repurchase price of approximately $23.2 million.

The remainder of the net proceeds, consisting of approximately $0.3 million, was used for general corporate purposes.

Consequences of Failure to Exchange Old Notes

If you do not exchange your old notes in this exchange offer, you will no longer be able to require us to register the old notes under the Securities Act of 1933 except in the limited circumstances provided under our registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer the old notes unless we have registered the old notes under the Securities Act of 1933, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act of 1933.

United States Federal Income Tax Considerations	The exchange of new notes for old notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes.

Exchange Agent

We have appointed The Bank of New York Trust Company, N.A. as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent by telephone at (800) 548-5075.

TERMS OF NEW NOTES

The new notes will be identical to the old notes except that the new notes are registered under the Securities Act and will not have restrictions on transfer, registration rights or provisions for additional interest. The new notes will evidence the same debt as the old notes, and the same indenture will govern the new notes and the old notes.

The following summary contains basic information about the new notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the new notes, please refer to the section of this prospectus entitled “Description of New Notes.”

Issuer	Monitronics International, Inc.

Securities Offered	$160 million aggregate principal amount of senior subordinated notes due 2010.

Maturity	September 1, 2010.

Interest	Annual rate: 11 3/4%. Payment frequency: every six months on March 1 and September 1. First payment: March 1, 2004.

Ranking	The new notes will be our unsecured senior subordinated obligations. Accordingly, they will rank:

•	behind all of our existing and future senior secured and unsecured debt, including our new senior secured credit facility;

•	equally with any of our future senior subordinated debt; and

•	senior to any of our debt that expressly provides that it is subordinated to the new notes.

At March 31, 2004, we had $381.2 million of indebtedness, of which $201.4 million was senior secured debt and $20.7 million was subordinated to the new notes.

Guarantees

The new notes will be fully and unconditionally guaranteed, on an unsecured senior subordinated basis, jointly and severally, by our future restricted subsidiaries organized under United States federal or state law that we create or acquire after the issue date. Accordingly, the guarantees will rank behind all future senior debt of the guarantors. Any U.S. restricted subsidiaries that we create or acquire after the issue date will be subject to the restrictive covenants contained in the indenture. We currently have no subsidiaries.

Optional Make-Whole Redemption

Like the old notes, we may, at our option, redeem some or all of the new notes at any time prior to September 1, 2007 by paying a redemption price equal to 100% of the principal amount of the new notes to be rendered plus the greater of (1) 1.0% of the principal amount of the new notes to be redeemed and (2) the excess of the present value of 108% of the accreted value of the new notes plus scheduled interest payments on the new notes through September 1, 2007 (discounted to the redemption date at the adjusted treasury rate plus 50 basis points) over the principal amount of the new notes, plus accrued and unpaid interest to the redemption date. The premium that we will pay to redeem the notes prior to September 1, 2007 is referred to as a “make-whole” premium as it is intended to make investors essentially “whole” if we elect to redeem the notes early by using a redemption price based on the present value of future principal and interest payments. The “make-whole” premium is defined as the Applicable Premium in the indenture.

Optional Redemption

On or after September 1, 2007, we may redeem all or a portion of the new notes at our option at the following redemption prices, plus accrued and unpaid interest to the redemption date. The following prices are for new notes redeemed during the 12-month period commencing on September 1 of the years set forth below, and are expressed as percentages of principal amount:

Year	Percentage
2007	108.000%
2008	102.938%
2009	100.000%

Equity Offering Optional Redemption

On or before September 1, 2006, we may redeem up to 25% of the aggregate principal amount of the old notes and the new notes (including any additional notes issued under the indenture) with the net cash proceeds from certain equity offerings at a redemption price of 111.750% of their principal amount plus accrued and unpaid interest. However, we may only make such redemptions if at least 75% of the original aggregate principal amount of old notes and the new notes (including any additional notes issued under the indenture) remains outstanding after such redemption.

Change of Control

If we experience a change of control, we must offer to purchase the new notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. The occurrence of a change of control will result in a default under our credit agreement and entitle the lenders to require repayment in full of our borrowings under the credit agreement. In addition, the subordination provisions of the indenture will prevent our purchase of the notes upon a change of control absent the consent of our lenders under the credit agreement or payment of all amounts outstanding under our credit agreement. We may not have sufficient funds available at the time of the change of control to effect the purchase of the notes and to make repayments under our credit agreement.

In addition, we may in the future enter into transactions, including acquisitions, refinancings or other recapitalizations or high leveraged transactions that would not constitute a change of control but that could increase the amount of indebtedness outstanding or otherwise affect our capital structure or credit ratings or adversely affect the holders of the notes.

The indenture does not contain provisions that permit the holders of the old notes or the new notes to require us to purchase or redeem the notes in the event of these transactions.

Covenants	The indenture governing the new notes will contain covenants that limit our ability and the ability of our future restricted subsidiaries to, among other things:

•	incur additional debt or issue stock which by its terms matures or is redeemable prior to the maturity of the notes unless our ratio of indebtedness to consolidated cash flow (each as defined in the indenture) exceeds 4.5 to 1.0;

•	pay dividends on or redeem or repurchase stock;

•	make investments;

•	create liens;

•	sell stock in our restricted subsidiaries;

•	restrict dividends or other payments from subsidiaries;

•	enter into transactions with affiliates; and

•	sell assets or merge with other companies.

These covenants contain important exceptions. For more details, see the section “Description of New Notes.”

Transfer Restrictions; Absence of a Public Market for the New Notes

The new notes generally will be freely transferable, but will also be new securities for which there will not be a market. There can be no assurance as to the development or liquidity of any market for trading. We do not intend to apply for a listing of the new notes on any securities exchange or any automated dealer quotation system.

SUMMARY HISTORICAL FINANCIAL DATA

The following summary historical financial data for each of the five fiscal years in the period ended June 30, 2003 have been derived from our financial statements, which have been audited by Ernst & Young LLP, independent auditors. The results of operations and other operating and financial data below as of March 31, 2004 and for the nine months ended March 31, 2003 and 2004 are derived from our unaudited financial statements which reflect only normal recurring adjustments which, in the opinion of our management, are necessary for the fair presentation of this information. You should not expect the results of operations and other operating and financial data or other operating data of interim periods to be an indication of results for a full year. The following financial information should be read in conjunction with our financial statements, and the related notes to those statements, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Fiscal Year Ended June 30,					Nine Months Ended March 31,
	1999(1)	2000	2001	2002	2003	2003	2004
	Restated(2)	Restated(2)	Restated(2)	Restated(2)	Restated(2)	Restated(2)
			(dollars in thousands)			(unaudited)
Results of Operations Data:
Revenues	$49,837	$82,046	$100,198	$111,339	$126,406	$92,606	$111,248
Cost of services	6,371	10,472	11,819	13,522	14,592	10,993	12,243

Gross profit	43,466	71,574	88,379	97,817	111,814	81,613	99,005
Sales, general and administrative	11,045	15,660	17,979	20,570	23,014	16,738	19,205
Depreciation	668	1,297	1,634	1,923	2,067	1,565	1,620
Amortization(3)	19,007	35,161	43,302	49,295	57,162	41,857	51,167

Operating income	12,746	19,456	25,464	26,029	29,571	21,453	27,013
Interest expense	11,757	22,064	27,951	20,941	23,268	17,503	25,626
Loss on debt refinancing	—	—	—	—	—	—	8,828
Other expense	—	—	—	504	—	—	—

Income (loss) before income taxes	989	(2,608)	(2,487)	4,584	6,303	3,950	(7,441)
Provision (benefit) for income taxes	382	(959)	(908)	1,795	2,543	1,526	(2,657)

Net income (loss)	$607	$(1,649)	$(1,579)	$2,789	$3,760	$2,424	$(4,784)

Other Operating and Financial Data:
Subscriber accounts owned at period end(4)	213,397	265,816	304,360	335,390	389,905	372,715	425,291
Subscriber accounts purchased(5)	73,744	86,368	83,816	75,097	99,476	91,794	100,425
Purchases of subscriber accounts(4)(5)	$72,459	$93,290	$92,859	$79,276	$106,521	$75,387	$81,882
Cash flow from operating activities	16,839	27,694	37,103	48,263	60,029	43,898	58,399
Cash flow from financing activities	128,211	66,826	58,531	33,404	47,988	32,300	25,647
Cash flow used in investing activities	(144,724)	(94,938)	(95,683)	(81,654)	(107,700)	(76,119)	(82,881)
EBITDA(6)	32,421	55,914	70,400	76,743	88,800	64,875	79,800
Capital expenditures	2,265	1,648	2,824	2,378	1,179	732	999
Ratio of earnings to fixed charges(7)	1.09x	—	—	1.22x	1.28x	1.23x	—
Ratio of earnings to combined fixed charges and preferred stock dividends(8)	—	—	—	—	—	—	—

As of March 31, 2004
(dollars in thousands)
(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$1,499
Working capital (deficit)	(19,660)
Total assets	503,562
Total debt	381,209
Redeemable preferred stock, including accrued dividends	170,500
Total shareholders’ net capital deficiency	(76,203)

(1)	Our results of operations for fiscal 1999 include the acquisition of approximately 60,000 subscriber accounts from Dealer’s Monitoring Acceptance Corporation (“DMAC”) on March 9, 1999.
(2)	We restated our financial statements for the fiscal years ended June 30, 1999, 2000, 2001, 2002, 2003 and the nine months ended March 31, 2003 to properly account for the change in amortization method from a 10-year straight-line method to a 10-year 135% declining balance method and record deferred revenue related to billings to our subscribers as more fully described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Restatement of Prior Financial Statements.” The restatements reduced previously reported revenues and net income and increased amortization for these periods as follows:

	1999			2000
	Previously Reported	Adjustment	Adjusted Balance	Previously Reported	Adjustment	Adjusted Balance
	(dollars in thousands)			(dollars in thousands)
Revenue	$50,491	$(654)	$49,837	$82,831	$(785)	$82,046
Amortization	$15,544	$3,463	$19,007	$29,112	$6,049	$35,161
Net Income (Loss)	$3,196	$(2,589)	$607	$2,653	$(4,302)	$(1,649)

	2001			2002
	Previously Reported	Adjustment	Adjusted Balance	Previously Reported	Adjustment	Adjusted Balance
	(dollars in thousands)			(dollars in thousands)
Revenue	$100,799	$(601)	$100,198	$111,881	$(542)	$111,339
Amortization	$38,423	$4,879	$43,302	$45,968	$3,327	$49,295
Net Income (Loss)	$1,872	$(3,451)	$(1,579)	$5,223	$(2,434)	$2,789

	2003			Nine Months Ended March 31, 2003
	Previously Reported	Adjustment	Adjusted Balance	Previously Reported	Adjustment	Adjusted Balance
	(dollars in thousands)			(dollars in thousands)
Revenue	$126,406	$—	$126,406	$93,106	$(500)	$92,606
Amortization	$54,885	$2,277	$57,162	$40,176	$1,681	$41,857
Net Income	$5,197	$(1,437)	$3,760	$3,789	$(1,365)	$2,424

(3)	Primarily represents the amortization of subscriber accounts and goodwill. We capitalize all direct external costs associated with the purchase of subscriber accounts and amortize them over ten years on a straight line basis. In addition, as part of previous acquisitions including DMAC, we began amortizing goodwill. Effective July 1, 2001, with the adoption of Statement of Financial Accounting Standards No. 142, we no longer amortize goodwill. For fiscal years 1999, 2000 and 2001, $46,905, $228,225 and $773,000, respectively, of our amortization expense related to the amortization of goodwill.
(4)	Does not include non-owned accounts for which we provide third-party contract monitoring services to independent dealers.
(5)	Purchases of subscriber accounts in fiscal 1999 excludes our acquisition of approximately 60,000 subscriber accounts from DMAC.

(6)	EBITDA represents earnings before interest, taxes, depreciation and amortization (including the amortization of subscriber accounts). EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles, should not be construed as an alternative to net income and is indicative neither of our operating performance nor of cash flows available to fund all of our cash needs. It is, however, a measurement we believe is useful to our investors to evaluate our operating performance. EBITDA is also a measure that we believe is customarily used by financial analysts to evaluate the financial performance of companies in the security alarm monitoring industry and is one of the financial measures, subject to adjustments, by which our covenants are calculated under the agreements governing our debt obligations. Set forth below is the calculation of EBITDA and the reconciliation of EBITDA to net income:

	Fiscal Year Ended June 30,					Nine Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	Restated(2)	Restated(2)	Restated(2)	Restated(2)	Restated(2)	Restated(2)
			(dollars in thousands)			(unaudited)
Net income (loss)	$607	$(1,649)	$(1,579)	$2,789	$3,760	$2,424	$(4,784)
Interest expense	11,757	22,064	27,951	20,941	23,268	17,503	25,626
Loss on debt refinancing	—	—	—	—	—	—	8,828
Provision (benefit) for income taxes	382	(959)	(908)	1,795	2,543	1,526	(2,657)
Depreciation	668	1,297	1,634	1,923	2,067	1,565	1,620
Amortization	19,007	35,161	43,302	49,295	57,162	41,857	51,167

EBITDA	$32,421	$55,914	$70,400	$76,743	$88,800	$64,875	$79,800

(7)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes for such period plus fixed charges deducted in calculating income before income taxes for such period. Fixed charges consist of interest incurred, amortization of deferred financing costs, and an amount representing the interest factor included in rental expense. Our earnings for the years ended June 30, 2000, 2001 and the nine months ended March 31, 2004 were insufficient to cover fixed charges by $2.6 million, $2.5 million and $7.4 million, respectively. On a pro forma basis after giving effect to our August 2003 refinancing, for the year ended June 30, 2003 and the nine months ended March 31, 2004, our earnings would have been insufficient to cover fixed charges by $6.6 million and $9.5 million, respectively.

(8)	For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before income taxes for such period plus fixed charges deducted in calculating income before income taxes for such period. Fixed charges consist of interest incurred, amortization of deferred financing costs, accrued dividends, amortization of accretion expenses, an amount representing the interest factor included in rental expense and preferred stock dividends consisting of dividends declared or accrued on our preferred stock and the accretion of the preferred stock discount. Our earnings for fiscal years 1999, 2000, 2001, 2002, 2003 and for the nine months ended March 31, 2003 and 2004 were insufficient to cover combined fixed charges and preferred stock dividends by $1.3 million, $5.7 million, $7.2 million, $20.3 million, $24.9 million, $18.3 million and $23.0 million, respectively.

RISK FACTORS

An investment in the new notes is subject to a number of risks. You should carefully consider the following factors, as well as the more detailed descriptions referred to in this prospectus and the other matters described in this prospectus before making an investment in the new notes.

Risks Relating to the New Notes

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the new notes.

We have now and will continue to have a significant amount of indebtedness. At March 31, 2004, our total indebtedness was $381.2 million, of which $201.4 million was senior secured debt.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the new notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future subscriber account purchases, working capital, capital expenditures and other general corporate requirements;

•	require a substantial portion of our cash flow from operations for debt payments;

•	limit our flexibility to plan for, or react to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

Any of the above listed factors could materially adversely affect us.

Despite our current levels of indebtedness, we still may be able to incur substantially more debt. This could further increase the risks described above.

We may be able to incur substantial additional indebtedness in the future. Our organizational documents do not contain any limitations on the amount or percentage of indebtedness that we may incur. The terms of the indenture relating to the new notes permit us to incur additional indebtedness. At March 31, 2004, our credit facility included a $145 million revolving credit facility, of which $117.7 million was undrawn at March 31, 2004 and available for future borrowing subject to the satisfaction of applicable covenants. If new debt is added to our current debt levels, the related risks that we now face could intensify.

We have significant intangible assets, which may not be adequate to satisfy our obligations in the event of a liquidation.

If we default on our debt or are liquidated, we cannot assure you that the value of our assets will be sufficient to satisfy our obligations, including our obligations with respect to the new notes. We have a significant amount of intangible assets. At March 31, 2004, 98% of our assets were intangible assets, comprising primarily subscriber accounts, as well as goodwill and deferred tax assets. The value of our subscriber accounts will depend significantly on the success of our business. At March 31, 2004, we had a net tangible book value deficit of $568.1 million.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to satisfy our obligations under our indebtedness, including the new notes, and to fund planned capital expenditures and acquisitions of new subscriber accounts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, that we will realize operating improvements on schedule or that future borrowings will be available to us under our credit facility in an amount sufficient to enable us to pay our indebtedness, including the new notes, or to fund our other liquidity needs.

We may need to refinance all or a portion of our indebtedness, including the new notes, on or before maturity.

Our indebtedness under our credit facility matures prior to the new notes. If we do not have sufficient funds to repay amounts due under our credit facility or other indebtedness, we may be required to refinance all or a portion of our debt, including the new notes. If we are required to refinance, the new terms governing our debt may not be similar to the terms governing such debt currently and may be more costly and difficult for us to satisfy. If we are required to obtain additional financing, the increase in our indebtedness would require us to dedicate additional cash flow to service our debt which would reduce funds available for other business purposes. In addition, we may not be able to take any of these actions or such actions may be prohibited under the terms of our various debt instruments, including the indenture governing the new notes. If we are unable to take any of the foregoing actions, we could continue to be unable to generate sufficient cash flow to service our debt.

Your right to receive payments on the new notes is junior to our existing senior indebtedness and possibly most of our future borrowings.

The new notes will rank behind all of our existing indebtedness other than $20.7 million of subordinated debt and all of our future borrowings, except any future indebtedness that expressly provides that it ranks equal with, or is subordinated in right of payment to, the new notes. As a result, upon any distribution to our creditors in a bankruptcy or similar proceeding, the holders of our senior debt will be entitled to be paid in full in cash before any payment may be made with respect to the new notes.

In addition, all payments on the new notes will be blocked in the event of a payment default under our credit facility or under other senior debt in a principal amount in excess of $20 million for which we have granted the holders a blockage right. Payments on the new notes may also be prohibited for up to 179 days each year in the event of certain non-payment defaults on these classes of senior debt.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding, holders of the new notes will participate with all other holders of our subordinated indebtedness in the assets remaining after we have paid all of our senior debt. In any of these cases, we may not have sufficient funds to pay all of our creditors; therefore, holders of the new notes may receive ratably less than trade creditors. At March 31, 2004, our senior secured debt was $201.4 million and we would have had $117.7 million of availability under the revolving credit facility portion of our credit facility subject to the satisfaction of applicable covenants. If we create or acquire any subsidiaries, we may be required to have such subsidiaries guarantee the new notes; however, any such guarantees will be subordinated to senior debt of the guarantors to the same extent that the new notes are subordinated to senior debt.

Our credit facility, the indenture and our existing indebtedness impose many restrictions on us.

The agreements governing our indebtedness restrict our ability to, among other things:

•	incur additional indebtedness;

•	pay dividends and make distributions;

•	issue common and preferred stock of any future subsidiaries;

•	make certain investments;

•	repurchase stock;

•	create liens;

•	enter into transactions with affiliates;

•	enter into sale and leaseback transactions;

•	merge or consolidate; and

•	transfer and sell assets.

In addition, we must comply with certain financial covenants under our credit facility and our existing indebtedness, including those that relate to capital expenditure limits, maximum total debt to EBITDA, maximum total senior liabilities to EBITDA, senior debt interest coverage and fixed charge coverage. If we cannot comply with such financial covenants, we may not be able to borrow under the credit facility. In addition, failure to comply with the restrictions contained in the credit facility or our existing indebtedness could lead to an event of default, which could result in an acceleration of indebtedness. Such an acceleration would also constitute an event of default under the indenture governing the new notes. See “Description of Indebtedness.”

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the new notes.

Upon the occurrence of certain change of control events, we will be required to offer to repurchase all outstanding new notes. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of new notes or that restrictions in our credit facility will not allow these repurchases. The occurrence of a change of control under the indenture will result in an event of default under our credit facility and our lenders will have the right to require repayment of the borrowings thereunder in full. Our obligations under our credit facility will represent obligations senior in right of payment to the notes. Consequently, the subordination provisions of the indenture will have the effect of precluding our purchase of the notes in the event of a change of control, absent consent of the lenders under our credit facility or repayment of all amounts outstanding thereunder (although our failure to comply with our obligations in the event of a change of control will constitute a default under the notes). We cannot assure you that we will have adequate resources to repay or refinance all indebtedness owing under our credit facility or to fund the purchase of any notes upon a change of control.

In addition, we may in the future enter into transactions, including acquisitions, refinancings or other recapitalizations or highly leveraged transactions that would not constitute a change of control but that could increase the amount of indebtedness outstanding or otherwise affect our capital structure or credit ratings or adversely affect the holders of the notes.

Federal and state statutes allow courts, under specific circumstances, to void guarantees, subordinate claims in respect of the new notes and require holders of the new notes to return payments received from guarantors.

We currently have no subsidiaries. However, any future domestic restricted subsidiaries that we form or acquire will be required to guarantee the new notes on a senior subordinated basis. Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor, if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee;

•	was insolvent or rendered insolvent by reason of the incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay the debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.

•	The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

If you do not properly tender your old notes, you will continue to hold unregistered old notes and your ability to transfer old notes will be adversely affected.

We will only issue new notes in exchange for old notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely tender of the old notes and carefully follow the instructions on how to tender your old notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the old notes.

If you do not exchange your old notes for the new notes pursuant to the exchange offer, the old notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the old notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register old notes under the Securities Act unless our registration rights agreement with the initial purchasers of the old notes requires us to do so. Further, if you continue to hold any old notes after the exchange offer is consummated, you may not be able to sell the old notes because there will be fewer old notes outstanding.

If an active trading market does not develop for the new notes, you may be unable to sell the new notes or to sell the new notes at a price that you deem sufficient.

The new notes will be new securities for which there currently is no established trading market. Although we will register the new notes under the Securities Act, we do not intend to apply for listing of the new notes on any securities exchange or for quotation of the new notes in any automated dealer quotation system. In addition, although the initial purchasers of the old notes have informed us that they intend to make a market in the new notes after the exchange offer, the initial purchasers may stop making a market at any time. Finally, if a large number of holders of old notes do not tender old notes or tender old notes improperly, the limited amount of new notes that would be issued and outstanding after we consummate the exchange offer could adversely affect the development of a market for these new notes.

Risks Relating to Our Business

Attrition of subscriber accounts could materially adversely affect our operations.

We experience attrition of subscriber accounts as a result of several factors, including:

•	relocation of subscribers;

•	adverse financial and economic conditions; and

•	competition from other alarm monitoring companies.

In addition, we may lose subscriber accounts if we do not service those accounts adequately or do not successfully assimilate new subscriber accounts into our operations. A significant increase in attrition of subscriber accounts could have a material adverse effect on us.

We may be unable to manage our growth effectively.

A principal element of our business strategy is to grow through the acquisition of subscriber accounts purchased through our authorized dealer program. This expansion has placed and will continue to place substantial demands on our management and operational resources, including our information systems. Our future operating results will depend in large part on our ability to grow and manage this growth effectively. We experience loss of dealers from our dealer program due to various factors, such as dealers becoming inactive or discontinuing their electronic security business, non-renewal of our dealer contracts and competition from other alarm monitoring companies. If we experience a significant loss of dealers from our dealer program or if we are unable to replace or recruit dealers in accordance with our business plans, our future operating results may be adversely affected.

We face risks in acquiring and integrating subscriber accounts.

Acquisitions of subscriber accounts involve a number of special risks, including the possibility of unanticipated problems that were not discovered prior to the acquisition and account attrition. We face competition from other alarm monitoring companies, including companies that have more capital than we have and that may offer higher prices and more favorable terms to dealers for subscriber accounts purchased, or lower prices for monitoring services provided. This competition could reduce the acquisition opportunities available to us, thus slowing our rate of growth, and/or increase the price we pay for such account acquisitions, thus reducing our return on investment. We cannot assure you that we will be able to purchase subscriber accounts on favorable terms in the future.

The purchase price we pay for a subscriber account is affected by the monthly recurring revenue generated by that account as well as several other factors, including our prior experience with accounts purchased from the dealer, the geographic location of the account, the number of accounts purchased and the type of security equipment used by the subscriber. In purchasing accounts, we have relied on management’s knowledge of the industry, due diligence procedures and representations and warranties of the dealers. We cannot assure you that in all instances the representations and warranties made by the dealers are true and complete or, if the representations and warranties are inaccurate, that we will be able to recover damages from the dealers in an amount sufficient to fully compensate us for any resulting losses. We expect that future account acquisitions will present the same risks to us as our prior account acquisitions.

We depend on our relationships with alarm system manufacturers and suppliers. If we are not able to maintain or renew these strategic alliances, or enter into new alliances, we may be unable to fully implement our growth strategy.

We currently have agreements with certain alarm system manufacturers and suppliers of hardware to offer purchase discounts to our dealers. These relationships:

•	provide important introductions to prospective dealers, which helps us in our dealer recruiting process;

•	provide an additional source of prospective subscriber accounts; and

•	enhance our existing dealer relationships.

We may not be able to maintain or renew our existing strategic alliances on terms and conditions favorable to us or enter into alliances with additional manufacturers and suppliers. If we are unable to maintain or renew our existing strategic alliances or enter into new alliances, we may be unable to fully implement our growth strategy.

We may be unable to obtain additional funds to grow our business.

Historically, we have used a combination of proceeds from issuances of preferred stock, borrowings under our old credit facility, issuances of senior subordinated and subordinated notes and cash flow from operations to fund our investing activities. We intend to continue to pursue growth through the acquisition of subscriber accounts through our authorized dealer program. To continue our growth strategy, we will be required to make additional drawdowns under our credit facility or seek additional financing through new loans or from the possible sale of additional securities in the future, which may lead to higher leverage. Any inability we have to obtain funding through external financing is likely to adversely affect our ability to continue or accelerate our subscriber account acquisition activities. We cannot assure you that we will be able to obtain external funding on attractive terms or at all.

“False alarm” ordinances could adversely affect our operations.

Significant concern has arisen in certain municipalities about the high incidence of false alarms. This concern could cause a decrease in the likelihood or timeliness of police response to alarm activations and thereby decrease the propensity of consumers to purchase or maintain alarm monitoring services.

An increasing number of local governmental authorities have considered or adopted various measures aimed at reducing the number of false alarms. Such measures could include:

•	subjecting alarm monitoring companies to fines or penalties for transmitting false alarms;

•	imposing fines on alarm subscribers for false alarms;

•	imposing limitations on the number of times the police will respond to alarms at a particular location after a specified number of false alarms; and

•	requiring further verification of an alarm signal, such as a visual verification, before the police will respond.

Enactment of these measures could adversely affect our future business and operations. For example, seven cities or metropolitan areas have implemented verified response ordinances for residential and commercial burglar alarms. A verified response policy means that police officers generally do not respond to an alarm until someone else (e.g., the resident, a neighbor or a security guard) first verifies that it is valid. Some alarm monitoring companies operating in these areas hire security guards or use third-party guard firms to verify an alarm. If we need to hire security guards or use third-party guard firms, it could have a material adverse effect on our margins. Although we have less than 10,000 subscribers in these areas, a more widespread adoption of such a policy or similar policies in other cities or municipalities could adversely affect our business.

Future government regulations could adversely affect our operations.

Our operations are subject to a variety of laws, regulations and licensing requirements of federal, state and local authorities. In certain jurisdictions, we are required to obtain licenses or permits, to comply with standards governing monitoring station employee selection and training and to meet certain standards in the conduct of our business. The loss of these licenses in jurisdictions where we have significant business, or the imposition of conditions to the granting or retention of these licenses, could have a material adverse effect on us.

Risks of liability from our operations are significant.

The nature of the services we provide potentially exposes us to greater risks of liability for employee acts or omissions or system failure than may be inherent in other businesses. Substantially all of our alarm monitoring contracts contain provisions limiting our liability to subscribers and dealers in an attempt to reduce this risk.

However, in the event of litigation with respect to these matters, we cannot assure you that these limitations will be enforced, and the costs of such litigation could have a material adverse effect on us. Certain of our insurance policies and the laws of some states may limit or prohibit insurance coverage for punitive or certain other types of damages or liability arising from gross negligence.

The high level of competition in our industry could adversely affect our business.

The security alarm monitoring industry is highly competitive and highly fragmented. We compete with several companies that have account acquisition and loan programs for independent dealers and some of those competitors are larger than we are and have more capital than we do. Some of the major firms we compete against include ADT Operations Inc., a subsidiary of Tyco International Ltd.; Protection One, Inc.; Brinks Home Security Inc., a subsidiary of The Brinks Company; and Honeywell Security, a division of Honeywell, Inc. Increased competition from other alarm monitoring companies could require us to increase the purchase price we pay for subscriber accounts, decrease the monitoring fees we charge our subscribers and take other measures that could reduce our margins. These increases, decreases and other measures could have a material adverse effect on us.

The interests of our significant shareholders may not be aligned with the interests of the holders of the new notes.

Currently, Austin Ventures and its affiliates beneficially own approximately 46% of our fully-diluted equity, and they have the right to designate four out of eight members of our board of directors. As a result, Austin Ventures currently has the ability to significantly influence the outcome of matters submitted for approval of our shareholders and directors, including the election of directors, the approval of any merger, consolidation or sale of all or substantially all of our assets and the incurrence of additional indebtedness. Certain decisions concerning our operations or financial structure may present conflicts of interest between the holders of our equity and the holders of the new notes. For example, equity investors may have an interest in pursuing acquisitions, divestitures, financings or other transactions that in their judgment could enhance their equity interest, even though such transactions might involve risk to the holders of the new notes.

A loss of one of our executive officers could adversely affect us.

The success of our business is largely dependent upon the active participation of our executive officers, including James R. Hull, our founder and chief executive officer, Michael R. Meyers, our chief financial officer, and Robert N. Sherman, our vice president-operations, who possess significant expertise and knowledge of our business and markets, including the implementation of our growth strategy. Any loss or interruption of the services of these individuals could significantly reduce our ability to effectively manage our operations and implement our growth strategy because we cannot assure you that we would be able to find appropriate replacements for these individuals on a timely basis should the need arise.

We could experience system failure as a result of a catastrophic event or natural disaster that could harm our business and reputation.

Our Underwriters Laboratories (“UL”) listed central monitoring facility is housed in three buildings that are all within a very close proximity to one another. Although our central monitoring facility has back-up computer and power systems, if there is a catastrophic event or natural disaster affecting all three buildings comprising the central monitoring facility, the service that we provide our subscribers would be interrupted until such time as we were able to migrate our operations to another facility.

FORWARD-LOOKING STATEMENTS

All statements other than statements of historical facts included in this prospectus, including without limitation, statements under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and located elsewhere in this prospectus regarding the prospects of our industry and our prospects, plans, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations are disclosed in this prospectus, including in conjunction with the forward-looking statements included in this prospectus and under “Risk Factors.” These forward-looking statements speak only as of the date of this prospectus. Factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected include, among others, the following:

•	our high degree of leverage;

•	our anticipated growth strategies;

•	anticipated trends and conditions in our business, including trends in the market;

•	our ability to acquire and integrate additional accounts;

•	our expected rate of subscriber attrition;

•	our ability to continue to control costs and maintain quality;

•	our ability to compete;

•	the impact of “false alarm” ordinances on our results of operations;

•	the expectation that we will realize the benefit of our deferred tax assets; and

•	our ability to obtain additional funds to grow our business.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They can be affected by inaccurate assumptions we might make or by known or unknown risks, uncertainties and assumptions, including the risks, uncertainties and assumptions described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking statements in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this prospectus.

Our forward-looking statements speak only as of the date made. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless the securities laws require us to do so.

EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

In connection with the issuance of the old notes, we entered into a registration rights agreement under which we agreed to:

•	within 90 days after the issue date of the old notes, file a registration statement with the Securities and Exchange Commission with respect to a registered offer to exchange the old notes for new notes of ours having terms substantially identical in all material respects to the old notes except with respect to transfer restrictions;

•	use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act within 210 days after the issue date of the old notes;

•	use our best efforts to consummate the exchange offer on the earliest practicable date after the registration statement is declared effective, but in no event later than 240 days after the issue date of the old notes;

•	keep the exchange offer open for not less than 20 days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the old notes; and

•	to file a shelf registration for the resale of the old notes if we cannot consummate the exchange offer within the time period listed above and certain other circumstances described in this prospectus.

For each old note tendered to us pursuant to the exchange offer, we will issue to the holder of such old note a new note having a principal amount equal to that of the surrendered old note. Interest on each new note will accrue from the last interest payment date on which interest was paid on the old note surrendered in exchange therefor, or, if no interest has been paid on such old note, from the date of its original issue.

Under existing interpretations of the staff of the Securities and Exchange Commission issued to third parties, the new notes will be freely transferable by holders other than our affiliates after the exchange offer without further registration under the Securities Act if the holder of the new notes represents to us in the exchange offer that it is acquiring the new notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the new notes and that it is not our affiliate, as such terms are interpreted by the Securities and Exchange Commission; provided, however that broker-dealers receiving new notes in the exchange offer will have a prospectus delivery requirement with respect to resales of such new notes. The staff of the Securities and Exchange Commission has taken the position in interpretations issued to third parties that participating broker-dealers may fulfill their prospectus delivery requirements with respect to new notes (other than a resale of an unsold allotment from the original sale of the old notes) with the prospectus contained in the registration statement covering the new notes. Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes.

Under the registration rights agreement, we are required to allow participating broker-dealers and other persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the registration statement in connection with the resale of the new notes for 180 days following the effective date of such registration statement (or such shorter period during which participating broker-dealers are required by law to deliver such prospectus).

A holder of old notes (other than certain specified holders) who wishes to exchange old notes for new notes in the exchange offer will be required to represent that any new notes to be received by it will be acquired in the ordinary course of its business and that at the time of the commencement of the exchange offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the

Securities Act) of the new notes and that it is not our “affiliate,” as defined in Rule 405 of the Securities Act, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

In the event that:

•	any change of law or in applicable interpretations thereof by the staff of the Securities and Exchange Commission issued to third parties do not permit us to effect an exchange offer;

•	for any reason the exchange offer is not consummated within 240 days after the date of the original issuance of the old notes; or

•	any holder of old notes notifies us prior to the 20th day following the date of the consummation of the exchange offer that such holder is prohibited by applicable law or Securities and Exchange Commission policy from participating in the exchange offer;

then we will, at our cost, file and use our reasonable best efforts to have declared effective a shelf registration statement covering resales of the old notes as promptly as practicable (but in no event more than 90 days after the occurrence of any of the events set forth above).

We will use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act and use our best efforts to keep the shelf registration statement continuously effective for a period until the earlier of (i) the expiration of the period referred to in Rule 144(k) under the Securities Act (or any successor rule) with respect to the old notes or (ii) such shorter period that will terminate when all the old notes covered by such shelf registration statement have been sold pursuant to such shelf registration statement. We will, if we file a shelf registration statement, among other things, provide to each holder for whom such shelf registration statement was filed copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the old notes or the new notes, as the case may be. A holder selling such old notes or new notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement which are applicable to such holder (including certain indemnification obligations).

The registration rights agreement obligates us to pay special interest (“Special Interest”) on the principal amount of the old notes and the new notes (in addition to the stated interest on the old notes and the new notes) upon the occurrence of any of the following events:

•	on or prior to the 90th day following the date of original issuance of the old notes, the exchange offer registration statement has not been filed with the Securities and Exchange Commission;

•	on or prior to the 45th day after the obligation to file the shelf registration statement has arisen, the shelf registration statement has not been filed with the Securities and Exchange Commission;

•	on or prior to the 210th day following the date of original issuance of the old notes, the exchange offer registration statement has not been declared effective;

•	on or prior to the 90th day after the obligation to file the shelf registration statement has arisen, the shelf registration statement has not been declared effective;

•	on or prior to the 240th day following the date of original issuance of the old notes, the registered exchange offer has not been consummated; or

•	after either the exchange offer registration statement or the shelf registration statement has been declared effective, such registration statement thereafter ceases to be effective or fail to be usable in connection with the resales of old notes in accordance with and during the periods specified in the registration rights agreement without being succeeded immediately by a post-effective amendment to such registration statement that cures such failure and that is itself immediately declared effective.

We refer herein to any of the foregoing occurrences as a registration default.

Special Interest will accrue on the principal amount of the old notes and the new notes (in addition to the stated interest on the old notes and the new notes) from and including the date on which any registration default shall occur to but excluding the date on which all registration defaults have been cured. Special Interest will accrue at a rate of .25% per annum during the 90-day period immediately following the occurrence of a registration default and shall increase by .25% per annum at the end of each subsequent 90-day period, but in no event shall such rate exceed 1.5% per annum. The failure to have the registration statement of which this prospectus is a part declared effective by March 22, 2004 resulted in the occurrence of a registration default which obligates us to pay Special Interest from that date to the date of effectiveness of the registration statement. Special Interest related to the old notes is accruing at $1,111.11 per day since March 22, 2004.

All references in the indenture, in any context, to any interest or other amount payable on or with respect to the old notes or new notes shall be deemed to include any Special Interest pursuant to the registration rights agreement.

Resale of New Notes

Based on no action letters of the staff of the Securities and Exchange Commission issued to third parties, we believe that new notes may be offered for resale, resold and otherwise transferred by you without further compliance with the registration and prospectus delivery provisions of the Securities Act if:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	such new notes are acquired in the ordinary course of your business; and

•	you do not intend to participate in the distribution of such new notes.

The staff of the Securities and Exchange Commission, however, has not considered the exchange offer for the new notes in the context of a no action letter, and the staff of the Securities and Exchange Commission may not make a similar determination as in the no action letters issued to these third parties.

If you tender in the exchange offer with the intention of participating in any manner in a distribution of the new notes:

•	you cannot rely on such interpretations by the Securities and Exchange Commission staff issued to third parties; and

•	you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Unless an exemption from registration is otherwise available, any security holder intending to distribute new notes should be covered by an effective registration statement under the Securities Act. This registration statement should contain the selling security holder’s information required by Item 507 of Regulation S-K under the Securities Act. This prospectus may be used for an offer to resell, resale or other retransfer of new notes only as specifically described in this prospectus. Only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes.

Terms of the Exchange Offer

Subject to the terms and conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any old notes properly tendered and not withdrawn prior to the expiration date. We will issue new notes in principal amount equal to the principal amount of old notes surrendered under the exchange offer. Old notes may be tendered only for new notes and only in integral multiples of $1,000.

The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

As of the date of this prospectus, $160,000,000 aggregate principal amount of the old notes is outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934 and the rules and regulations of the Securities and Exchange Commission. Old notes that the holders thereof do not tender for exchange in the exchange offer will remain outstanding and continue to accrue interest. These old notes will be entitled to the rights and benefits such holders have under the indenture relating to the old notes and the registration rights agreement.

We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us.

If you tender old notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the letter of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer.

We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

Expiration Date

The exchange offer will expire at 5:00 p.m. New York City time on                     , 2004 unless, in our sole discretion, we extend it.

Extensions, Delays in Acceptance, Termination or Amendment

We expressly reserve the right, at any time or various times, to extend the period of time during which the exchange offer is open. In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of old notes of the extension by issuing a press release no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

If any of the conditions described below under “—Conditions to the Exchange Offer” have not been satisfied, we reserve the right, in our sole discretion

•	to amend the terms of the exchange offer or

•	to terminate the exchange offer.

If we waive any material condition to the exchange offer, or amend the exchange offer in any other material respect, we will promptly disclose such waiver or amendment by filing a post-effective amendment to the registration statement of which this prospectus is a part. We will also promptly announce any such waiver or amendments by issuing a press release. In the event of any material change in the terms of the offer including the waiver of a material condition, we will extend the exchange offer so that at least five business days remain in the offer period following the material change. If we exercise our right to waive a condition of the exchange offer for one security holder, we will waive such condition for all security holders.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue new notes in exchange for any old notes and may terminate or amend the exchange offer, if any of the following events occur prior to the expiration of the exchange offer:

•	the exchange offer violates any applicable law or applicable interpretation of the staff of the Securities and Exchange Commission;

•	an action or proceeding shall have been instituted or threatened in any court or by any governmental agency that might materially impair our or any subsidiary guarantor’s ability to proceed with the exchange offer;

•	we shall not have received all governmental approvals that we deem necessary to consummate the exchange offer; or

•	there has been proposed, adopted, or enacted any law, statute, rule or regulation that, in our reasonable judgment, would materially impair our ability to consummate the exchange offer.

All material conditions to the exchange offer must be satisfied or waived prior to the expiration date of the exchange offer. The exchange offer is also subject to various procedural requirements described below with which holders must comply.

We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence prior to the expiration of the exchange offer of any of the conditions to the exchange offer specified above.

These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time prior to or on the expiration of the exchange offer in our sole discretion. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each such right will be deemed an ongoing right that we may assert at any time prior to or on the expiration of the exchange offer.

In addition, we will not accept for exchange any old notes tendered, and will not issue new notes in exchange for any such old notes, if at such time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture relating to the new notes under the Trust Indenture Act of 1939.

Procedures for Tendering

How to tender generally

Only a holder of old notes may tender such old notes in the exchange offer. To tender in the exchange offer, a holder must:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal;

•	have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and

•	mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with the automated tender offer program procedures of The Depository Trust Company, or DTC, described below.

In addition, either:

•	the exchange agent must receive old notes along with the letter of transmittal;

•	the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such old notes into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at its address indicated on the cover page of the letter of transmittal. The exchange agent must receive such documents prior to the expiration of the exchange offer.

The tender by a holder that is not withdrawn prior to the expiration of the exchange offer will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of old notes, the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Rather than mail these items, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration of the exchange offer. You should not send the letter of transmittal or old notes to us. You may request your brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for you.

How to tender if you are a beneficial owner

If you beneficially own old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those notes, you should contact the registered holder promptly and instruct it to tender on your behalf. If you are a beneficial owner and wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either:

•	make appropriate arrangements to register ownership of the old notes in your name; or

•	obtain a properly completed bond power from the registered holder of old notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Signatures and signature guarantees

You must have signatures on a letter of transmittal or a notice of withdrawal (as described below) guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934. In addition, such entity must be a member of one of the recognized signature guarantee programs identified in the letter of transmittal. Signature guarantees are not required, however, if the notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution.

When you need endorsements or bond powers

If the letter of transmittal is signed by a person other than the registered holder of any old notes, the old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes. A member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

Tendering through DTC’s automated tender offer program

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s automated tender offer program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the old notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent.

The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its automated tender offer program that it is tendering old notes that are the subject of such book-entry confirmation;

•	such participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	the agreement may be enforced against such participant.

Determinations under the exchange offer

We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered old notes and withdrawal of tendered old notes. Our determinations will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. If we exercise our right to waive a condition of the exchange offer for one security holder, we will waive such condition for all security holders. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of old notes will not be deemed made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

When we will issue new notes

In all cases, we will issue new notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

Return of old notes not accepted or exchanged

If we do not accept any tendered old notes for exchange or if old notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged old notes will be returned without expense to their tendering holder. In the case of old notes tendered by book-entry transfer in the exchange agent’s account at DTC according to the procedures described below, such non-exchanged old notes will be credited to an account maintained with DTC. These actions will occur promptly after the expiration or termination of the exchange offer.

Your representations to us

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any new notes that you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the new notes within the meaning of the Securities Act;

•	if you are not a broker-dealer that you are not engaged in and do not intend to engage in the distribution of the new notes;

•	if you are a broker-dealer that will receive new notes for your own account in exchange for old notes, you acquired those notes as a result of market-making activities or other trading activities and you will deliver a prospectus, as required by law, in connection with any resale of such new notes; and

•	you are not our “affiliate,” as defined in Rule 405 of the Securities Act or if you are our “affiliate” that you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

Book-Entry Transfer

The exchange agent will establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of old notes who are unable to deliver confirmation of the book-entry tender of their old notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their old notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If you wish to tender your old notes but your old notes are not immediately available or you cannot deliver your old notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s automated tender offer program prior to the expiration date, you may tender if:

•	the tender is made through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution,

•	prior to the expiration date, the exchange agent receives from such member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., commercial bank or trust company having an office or correspondent in the United States, or eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery:

—	setting forth your name and address, the registered number(s) of your old notes and the principal amount of old notes tendered,

—	stating that the tender is being made thereby, and

—	guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof, together with the old notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent, and

•	the exchange agent receives such properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered old notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to you if you wish to tender your old notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender at any time prior to the expiration of the exchange offer.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal at the address indicated on the cover page of the letter of transmittal, or

•	you must comply with the appropriate procedures of DTC’s automated tender offer program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn, and

•	identify the old notes to be withdrawn, including the principal amount of such old notes.

If old notes have been tendered under the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn old notes and otherwise comply with the procedures of DTC.

We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal. Our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any old notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such old notes will be credited to an account maintained with DTC for the old notes. This return or crediting will take place promptly after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn old notes by following one of the procedures described under “—Procedures for Tendering” above at any time on or prior to the expiration of the exchange offer.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

•	Securities and Exchange Commission registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

If satisfactory evidence of payment of any transfer taxes payable by a note holder is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to that tendering holder.

Consequences of Failure to Exchange

If you do not exchange new notes for your old notes under the exchange offer, you will remain subject to the existing restrictions on transfer of the old notes. In general, you may not offer or sell the old notes unless they are registered under the Securities Act or unless the offer or sale is exempt from the registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the Securities Act.

Accounting Treatment

We will record the new notes in our accounting records at the same carrying value as the old notes. This carrying value is the aggregate principal amount less the original issue discount of the old notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. The expenses of the exchange offer will be amortized over the term of the new notes.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the new notes in the exchange offer. In consideration for issuing the new notes as contemplated by this prospectus, we will receive old notes in a like principal amount. The form and terms of the new notes are identical in all respects to the form and terms of the old notes, except the new notes are registered under the Securities Act and will not have restrictions on transfer, registration rights or provisions for additional interest. Old notes surrendered in exchange for the new notes will be retired and cancelled and will not be reissued. Accordingly, the issuance of the new notes will not result in any increase in our outstanding indebtedness.

On August 25, 2003, we completed a series of refinancing transactions that included (i) issuing $160.0 million aggregate principal amount of the old notes and (ii) entering into a new $320.0 million senior secured credit facility. The new credit facility consists of a $175.0 million term loan facility that matures in fiscal 2010 and a $145.0 million revolving loan facility that matures in fiscal 2009. We used the proceeds from the old notes offering and the new credit facility to (1) repay the $298.6 million outstanding under our previous credit facility, (2) repay in full $12.0 million in aggregate principal amount of our 12% senior subordinated notes due June 30, 2007, (3) repay $20.5 million in aggregate principal amount of our 14.5% subordinated notes due March 1, 2010 at a repurchase price of approximately $23.2 million, and (4) pay approximately $16.0 million of related fees and expenses. We used the remainder of the proceeds, consisting of approximately $0.3 million, for general corporate purposes. Prior to this refinancing, our 14.5% subordinated notes due March 1, 2010 matured on January 18, 2009 and accrued interest at a rate of 13.5% per annum. The offering of the old notes, the entry into our new credit facility and the use of the net proceeds from the offering of the old notes and borrowings under our new credit facility, as discussed above, are referred to collectively herein as the “Refinancing Transactions.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization at March 31, 2004. This table should be read together with the other financial information appearing elsewhere in this prospectus.

March 31, 2004
(dollars in thousands)
Cash and cash equivalents	$1,499

Long-term debt, including current portion
Credit facility	201,425
11 3/4% senior subordinated notes due September 1, 2010(1)	159,110
14.5% subordinated notes due March 1, 2010(2)	20,674

Total long-term debt, including current portion	381,209
Redeemable preferred stock	170,500
Total shareholders’ net capital deficiency	(76,203)

Total capitalization	$475,506

(1)	Reflects proceeds from the issuance of $160 million in notes less the original issue discount of $943,000 and subsequent amortization of bond discount.

(2)	In connection with our August, 2003 refinancing, we amended the terms of our 14.5% subordinated notes due March 1, 2010 to extend the maturity date from January 18, 2009 and to increase the interest rate from 13.5% per annum.

SELECTED HISTORICAL FINANCIAL DATA

The following table presents our selected historical financial data for each of the five fiscal years in the period ended June 30, 2003 and the nine months ended March 31, 2003 and 2004 and selected historical balance sheet data as of June 30, 1999, 2000, 2001, 2002, 2003 and March 31, 2004. The selected historical financial data as of June 30, 1999, 2000, 2001, 2002 and 2003 and for each of the five fiscal years ended June 30, 2003 have been derived from our financial statements, which have been audited by Ernst & Young LLP, independent auditors. The results of operations and other operating and financial data below as of March 31, 2004 and for the nine months ended March 31, 2003 and 2004 are derived from our unaudited financial statements which reflect only normal recurring adjustments, which, in the opinion of our management, are necessary for the fair presentation of this information. You should not expect the results of operations and other operating and financial data or other operating data for interim periods to be an indication of results for a full year. The following financial information should be read in conjunction with our financial statements, and the related notes to those statements, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Fiscal Year Ended June 30,					Nine Months Ended March 31,
	1999(1)	2000	2001	2002	2003	2003	2004
	Restated(2)	Restated(2)	Restated(2)	Restated(2)	Restated(2)	Restated(2)
			(dollars in thousands)			(unaudited)
Results of Operations Data:
Revenues	$49,837	$82,046	$100,198	$111,339	$126,406	$92,606	$111,248
Cost of services	6,371	10,472	11,819	13,522	14,592	10,993	12,243

Gross profit	43,466	71,574	88,379	97,817	111,814	81,613	99,005
Sales, general and administrative	11,045	15,660	17,979	20,570	23,014	16,738	19,205
Depreciation	668	1,297	1,634	1,923	2,067	1,565	1,620
Amortization(3)	19,007	35,161	43,302	49,295	57,162	41,857	51,167

Operating income	12,746	19,456	25,464	26,029	29,571	21,453	27,013
Interest expense	11,757	22,064	27,951	20,941	23,268	17,503	25,626
Loss on debt refinancing	—	—	—	—	—	—	8,828
Other expense	—	—	—	504	—	—	—

Income (loss) before income taxes	989	(2,608)	(2,487)	4,584	6,303	3,950	(7,441)
Provision (benefit) for income taxes	382	(959)	(908)	1,795	2,543	1,526	(2,657)

Net income (loss)	$607	$(1,649)	$(1,579)	$2,789	$3,760	$2,424	$(4,784)

Preferred dividends accrued(4)	$(1,412)	$(2,940)	$(4,603)	$(15,020)	$(18,457)	$(13,560)	$(15,426)
Accretion of redeemable convertible preferred stock discount	(31)	(102)	(114)	(193)	(214)	(161)	(163)
Issuance of Series C-1 preferred stock to Series C preferred shareholders	—	—	(4,950)	—	—	—	—

Net income (loss) available to common shareholders	$(836)	$(4,691)	$(11,246)	$(12,424)	$(14,911)	$(11,297)	$(20,373)

Other Operating and Financial Data:
Subscriber accounts owned at period end(5)	213,397	265,816	304,360	335,390	389,905	372,715	425,291
Subscriber accounts purchased(6)	73,744	86,368	83,816	75,097	99,476	91,794	100,425
Purchases of subscriber accounts(5)(6)	$72,459	$93,290	$92,859	$79,276	$106,521	$75,387	$81,882
Cash flow from operating activities	16,839	27,694	37,103	48,263	60,029	43,898	58,399
Cash flow from financing activities	128,211	66,826	58,531	33,404	47,988	32,300	25,647
Cash flow used in investing activities	(144,724)	(94,938)	(95,683)	(81,654)	(107,700)	(76,119)	(82,881)
EBITDA(7)	32,421	55,914	70,400	76,743	88,800	64,875	79,800
Capital expenditures	2,265	1,648	2,824	2,378	1,179	732	999
Ratio of earnings to fixed charges(8)	1.09x	—	—	1.22x	1.28x	1.23x	—
Ratio of earnings to combined fixed charges and preferred stock dividends(9)	—	—	—	—	—	—	—

	As of June 30,					As of March 31,
	1999	2000	2001	2002	2003	2004
	Restated(2)	Restated(2)	Restated(2)	Restated(2)	(Restated)(2)	(Unaudited)
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$471	$53	$4	$17	$334	$1,499
Working capital (deficit)	(9,328)	(7,917)	(28,028)	(6,667)	(11,860)	(19,660)
Total assets	238,707	299,871	357,418	399,650	457,313	503,562
Total debt	191,674	259,731	269,631	288,785	337,973	381,209
Redeemable preferred stock, including accrued dividends	39,021	42,055	101,198	136,264	154,935	170,500
Total shareholders’ net capital deficiency	(11,562)	(16,255)	(27,500)	(39,919)	(54,830)	(76,203)

(1)	Our results of operations for fiscal 1999 include the acquisition of approximately 60,000 subscriber accounts from Dealer’s Monitoring Acceptance Corporation (“DMAC”) on March 9, 1999.
(2)	We restated our financial statements for the fiscal years ended June 30, 1999, 2000, 2001, 2002, 2003 and the nine months ended March 31, 2003 to properly account for the change in amortization method from a 10-year straight-line method to a 10-year 135% declining balance method and record deferred revenue related to billings to our subscribers as more fully described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Restatement of Prior Financial Statements.” The restatements reduced previously reported revenues and net income and increased amortization for these periods as follows:

	1999			2000
	Previously Reported	Adjustment	Adjusted Balance	Previously Reported	Adjustment	Adjusted Balance
	(dollars in thousands)			(dollars in thousands)
Revenue	$50,491	$(654)	$49,837	$82,831	$(785)	$82,046
Amortization	$15,544	$3,463	$19,007	$29,112	$6,049	$35,161
Net Income (Loss)	$3,196	$(2,589)	$607	$2,653	$(4,302)	$(1,649)

	2001			2002
	Previously Reported	Adjustment	Adjusted Balance	Previously Reported	Adjustment	Adjusted Balance
	(dollars in thousands)			(dollars in thousands)
Revenue	$100,799	$(601)	$100,198	$111,881	$(542)	$111,339
Amortization	$38,423	$4,879	$43,302	$45,968	$3,327	$49,295
Net Income (Loss)	$1,872	$(3,451)	$(1,579)	$5,223	$(2,434)	$2,789

	2003			Nine Months Ended March 31, 2003
	Previously Reported	Adjustment	Adjusted Balance	Previously Reported	Adjustment	Adjusted Balance
	(dollars in thousands)			(dollars in thousands)
Revenue	$126,406	$—	$126,406	$93,106	$(500)	$92,606
Amortization	$54,885	$2,277	$57,162	$40,176	$1,681	$41,857
Net Income	$5,197	$(1,437)	$3,760	$3,789	$(1,365)	$2,424

(3)	Primarily represents the amortization of subscriber accounts and goodwill. We capitalize all direct external costs associated with the purchase of subscriber accounts and amortize them over ten years on a straight line basis. In addition, as part of previous acquisitions including DMAC, we began amortizing goodwill. Effective July 1, 2001, with the adoption of Statement of Financial Accounting Standards No. 142, the Company no longer amortizes goodwill. For fiscal years 1999, 2000 and 2001, $46,905, $228,225 and $773,000, respectively, of our amortization expense related to the amortization of goodwill.
(4)	We are currently accruing cumulative dividends on each series of our preferred stock at varying rates, but our ability to pay these dividends in cash will be limited by the terms of the notes.
(5)	Does not include non-owned accounts for which we provide third-party contract monitoring services to independent dealers.

(6)	Purchase of subscriber accounts in fiscal 1999 excludes our acquisition of approximately 60,000 subscriber accounts from DMAC.
(7)	EBITDA represents earnings before interest, taxes, depreciation and amortization (including the amortization of subscriber accounts). EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles, should not be construed as an alternative to net income and is indicative neither of our operating performance nor of cash flows available to fund all of our cash needs. It is, however, a measurement we believe is useful to our investors to evaluate our operating performance. EBITDA is also a measure that we believe is customarily used by financial analysts to evaluate the financial performance of companies in the security alarm monitoring industry and is one of the financial measures, subject to adjustments, by which our covenants are calculated under the agreements governing our debt obligations. Set forth below is the calculation of EBITDA and the reconciliation of EBITDA to net income:

	Fiscal Year Ended June 30,					Nine Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	Restated(2)	Restated(2)	Restated(2)	Restated(2)	Restated(2)	Restated(2)
			(dollars in thousands)			(Unaudited)
Net income (loss)	$607	$(1,649)	$(1,579)	$2,789	$3,760	$2,424	$(4,784)
Interest expense	11,757	22,064	27,951	20,941	23,268	17,503	25,626
Loss on debt refinancing	—	—	—	—	—	—	8,828
Provision (benefit) for income taxes	382	(959)	(908)	1,795	2,543	1,526	(2,657)
Depreciation	668	1,297	1,634	1,923	2,067	1,565	1,620
Amortization	19,007	35,161	43,302	49,295	57,162	41,857	51,167

EBITDA	$32,421	$55,914	$70,400	$76,743	$88,800	$64,875	$79,800

(8)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes for such period plus fixed charges deducted in calculating income before income taxes for such period. Fixed charges consist of interest incurred, amortization of deferred financing costs, and an amount representing the interest factor included in rental expense. Our earnings for the years ended June 30, 2000, 2001 and the nine months ended March 31, 2004 were insufficient to cover fixed charges by $2.6 million, $2.5 million and $7.4 million, respectively. On a pro forma basis after giving effect to our August 2003 refinancing, for the year ended June 30, 2003 and the nine months ended March 31, 2004 our earnings would have been insufficient to cover fixed charges by $6.6 million and $9.5 million, respectively.

(9)	For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before income taxes for such period plus fixed charges deducted in calculating income before income taxes for such period. Fixed charges consist of interest incurred, amortization of deferred financing costs, accrued dividends, amortization of accretion expenses, an amount representing the interest factor included in rental expense and preferred stock dividends consisting of dividends declared or accrued on our preferred stock and the accretion of the preferred stock discount. Our earnings for fiscal years, 1999, 2000, 2001, 2002, 2003 and for the nine months ended March 31, 2003 and 2004 were insufficient to cover combined fixed charges and preferred stock dividends by $1.3 million, $5.7 million, $7.2 million, $20.3 million, $24.9 million, $18.3 million and $23.0 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We are a leading national provider of security alarm monitoring services. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Financial Data” and our financial statements, and the related notes to those financial statements, included elsewhere in this prospectus. Those statements in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are not historical in nature should be considered to be forward-looking statements that are inherently uncertain. See “Forward-Looking Statements.”

Overview

Nearly all of our revenues are derived from monthly recurring revenues under security alarm monitoring contracts purchased from independent dealers in our exclusive nationwide network. Our alarm monitoring contracts generally have an initial term of three years, generally allow for periodic price increases and provide for automatic annual renewals during which the subscriber may cancel the contract upon 30 days’ written notice. Revenues are recognized as the related monitoring services are provided. Other revenues are derived primarily from the provision of third-party contract monitoring services and from field technical repair services.

Cost of services primarily consists of direct labor associated with monitoring and servicing subscriber accounts and expenses related to field technical repair services. Sales, general and administrative expenses primarily include the cost of personnel conducting sales and administrative activities and other costs related to sales, administration and operations. All direct external costs associated with the purchase of subscriber accounts are capitalized and amortized over ten years using a 135% declining balance method. Internal costs, including all personnel and related support costs incurred solely in connection with subscriber account acquisitions and transitions, are expensed as incurred.

Restatement of Prior Period Financial Statements

In the third quarter of fiscal year 2004, we changed our method of amortizing subscriber accounts from a 10-year straight-line method to a 10-year 135% declining balance method. We believe the 10-year 135% declining balance method provides a better matching to individual subscriber revenues. In conjunction with this change in amortization method, we have restated prior period financial statements.

We have previously restated our financial statements to properly record revenue related to billings to our subscribers. The restatement adjusted a small timing difference in revenue recognition that resulted when a subscriber’s monthly service period extended beyond a month end. Historically, we recognized the full monthly invoice as revenue in the current month instead of as revenue for the portion of the bill attributable to service provided in the current month and deferred revenue for the portion of the bill attributable to service to be provided in the next month.

The effect of the restatements on previously reported revenue, amortization and net income for the fiscal years ended June 30, 2003, 2002, 2001 and the three and nine months ended March 31, 2003 is as follows:

Selected Statement of Operations Changes

	2003			2002			2001
	Previously Reported	Adjustment	Adjusted Balance	Previously Reported	Adjustment	Adjusted Balance	Previously Reported	Adjustment	Adjusted Balance
	(dollars in thousands)			(dollars in thousands)			(dollars in thousands)
Revenue	$126,406	$–	$126,406	$111,881	$(542)	$111,339	$100,799	$(601)	$100,198
Amortization	$54,885	$2,277	$57,162	$45,968	$3,327	$49,295	$38,423	$4,879	$43,302
Net Income (Loss)	$5,197	$(1,437)	$3,760	$5,223	$(2,434)	$2,789	$1,872	$(3,451)	$(1,579)

	Three Months Ended March 31, 2003 (unaudited)			Nine Months Ended March 31, 2003 (unaudited)
	Previously Reported	Adjustment	Adjusted Balance	Previously Reported	Adjustment	Adjusted Balance
	(in thousands)			(in thousands)
Revenue	$32,035	$(202)	$31,833	$93,106	$(500)	$92,606
Amortization	$14,028	$559	$14,587	$40,176	$1,681	$41,857
Net income (loss)	$1,663	$(476)	$1,187	$3,789	$(1,365)	$2,424

The effect of the restatements on previously reported balances for subscriber accounts and total shareholders’ net capital deficiency as of June 30, 2003 and 2002 is as follows:

Selected Balance Sheet Changes

	As of June 30, 2003			As of June 30, 2002
	Previously Reported	Adjustment	Adjusted Balance	Previously Reported	Adjustment	Adjusted Balance
	(in thousands)			(in thousands)
Subscriber accounts (net)	$416,435	$(23,271)	$393,164	$361,620	$(20,993)	$340,627
Total shareholders’ net capital deficiency	$(40,152)	$(14,678)	$(54,830)	$(26,678)	$(13,241)	$(39,919)

Attrition

We purchase subscriber contracts from our exclusive network of independent dealers. These contracts with our subscribers are typically three-year non-cancelable contracts with an automatic annual renewal provision during which the subscriber may cancel the contract upon 30 days’ written notice. A portion of our subscriber base can be expected to cancel its service every year. Subscribers may choose not to renew or terminate their contract for a variety of reasons, including relocation, cost, switching to our competitors’ service, and service issues. A majority of canceled accounts result from subscriber relocation or the inability to contact the subscriber.

Account cancellation, otherwise referred to as subscriber attrition, has a direct impact on the number of subscribers we serve and hence our financial results, including revenues, operating income and cash flow. We define our attrition rate as the number of canceled accounts in a given period divided by the average of the beginning and ending balance of subscribers for that period. We consider an account canceled when a subscriber terminates in accordance with the terms of the contract or if payment from the subscriber is deemed uncollectible. If a subscriber relocates but continues his service, this is not a cancellation. If the subscriber relocates and discontinues his service and a new subscriber takes over the service continuing the revenue stream, this is a cancellation and a new owner takeover. We adjust the number of canceled accounts by excluding those that are contractually guaranteed by our dealers. Our typical dealer contract provides that if a subscriber cancels in the first year of its contract, the dealer must replace the lost monthly revenue attributable to the canceled contract and either replace the canceled account with a new one or refund our purchase price. To help ensure the dealer’s obligation to us, we typically hold back approximately 10% of the purchase price for every account we purchase. In some cases, the amount of the purchase holdback may be less than actual attrition experience. In recent years, a substantial portion of the accounts that canceled within this initial 12-month period were replaced by the dealers at no additional cost to us.

The table below presents subscriber data for the twelve months ended March 31, 2003 and March 31, 2004.

	Fiscal Year Ended June 30,			Twelve Months Ended March 31,
	2001	2002	2003	2003	2004
Beginning balance of accounts	265,816	304,360	335,390	329,376	372,715
Accounts purchased	83,816	75,097	99,476	91,794	100,425
Accounts canceled(1)	(39,704)	(40,725)	(42,971)	(46,391)	(45,535)
Accounts guaranteed to be refunded from holdback	(5,568)	(3,342)	(1,990)	(2,064)	(2,314)
Ending balance of accounts	304,360	335,390	389,905	372,715	425,291
Attrition rate	13.9%	12.7%	11.8%	13.2%	11.4%

(1)	Net of canceled accounts that are contractually guaranteed by the dealer and new owner takeovers.

We also analyze our attrition by classifying our accounts into annual pools based on the year of purchase. We then track the number of accounts that cancel as a percentage of the initial number of accounts purchased for each pool for each year subsequent to its purchase. Based on the average cancellation rate across our pools, we achieve nearly 0% attrition in the first year net of canceled accounts that are contractually guaranteed by the dealers. In the next three years, the number of subscribers that cancel as a percentage of the initial number of subscribers in that pool gradually increases and historically has peaked between the third and fourth years. The peak between the third and fourth years is primarily a result of the buildup of subscribers that moved or no longer had need for the service prior to the third year but did not cancel their service until the end of their three-year contract. After the fourth year, the number of subscribers that cancel as a percentage of the initial number of subscribers in that pool declines every year. As a result, we believe our attrition rate decreases as the age of our accounts increase. Our pool analysis also indicates that, on average, over 30% of each pool remains by the end of the tenth year.

Results of Operations

Nine Months Ended March 31, 2004 Compared to Nine Months Ended March 31, 2003

Revenues. Total revenues increased $18.6 million, or 20%, to $111.2 million in the nine months ended March 31, 2004 from $92.6 million in the nine months ended March 31, 2003. This increase was primarily attributable to an increase in the number of subscriber accounts to 425,291 as of March 31, 2004 from 372,715 as of March 31, 2003 and a small net increase in the average revenue per subscriber.

Cost of services. Cost of services increased $1.2 million, or 11%, to $12.2 million in the nine months ended March 31, 2004 from $11.0 million in the nine months ended March 31, 2003. As a percentage of revenues, cost of services decreased to 11% for the nine months ended March 31, 2004 versus 12% for March 31, 2003 principally due to lower field technical service expense as a result of proportionally fewer service calls.

Sales, general and administrative. Sales, general and administrative expense (“SG&A”) increased $2.5 million, or 15%, to $19.2 million in the nine months ended March 31, 2004 from $16.7 million in the nine months ended March 31, 2003. As a percentage of revenues, SG&A decreased to 17% in the nine months ended March 31, 2004 from 18% in the nine months ended March 31, 2003. This was primarily due to the decrease in the provision for uncollectible accounts. For the nine-month period ended March 31, 2004, the provision for uncollectible accounts was $2.6 million, or 2% of revenues, compared to $3.1 million, or 3% of revenues, for the nine months ended March 31, 2003. In fiscal year 2003 we had a third party collection vendor declare bankruptcy which resulted in a disruption in the collection process and a loss of unremitted funds collected.

Amortization. Amortization of intangibles increased $9.3 million, or 22%, to $51.2 million in the nine months ended March 31, 2004 from $41.9 million in the nine months ended March 31, 2003. The increase was attributable to growth in our purchased subscriber accounts through our authorized dealer program.

Interest expense. Interest expense increased $8.1 million, or 46%, to $25.6 million in the nine months ended March 31, 2004 from $17.5 million in the nine months ended March 31, 2003. The increase was due to the increase in our average long-term debt outstanding throughout the year incurred to fund our purchase of accounts, the issuance of our 11.75% $160.0 million of senior subordinated notes on August 25, 2003 and the restructuring of our credit facility on August 25, 2003.

Loss on debt refinancing. Loss on debt refinancing of $8.8 million includes the write-off of deferred financing costs related to our prior credit facility and prepayment penalties associated with the retirement of a portion of our 14.5% subordinated notes due March 1, 2010 in connection with our refinancing completed August 25, 2003. In connection with this refinancing, we amended the terms of the subordinated notes to extend the maturity date from January 18, 2009 and to increase the interest rate from 13.5% per annum.

Net income (loss). Net income decreased $7.2 million to a loss of $4.8 million in the nine months ended March 31, 2004 from net income of $2.4 million in the nine months ended March 31, 2003. The decrease was primarily attributable to expenses incurred in connection with our refinancing and increases in interest expense.

Fiscal 2003 Compared to Fiscal 2002

Revenues. Total revenues increased $15.1 million, or 14%, to $126.4 million in fiscal year 2003 from $111.3 million in fiscal year 2002. This increase was primarily attributable to an increase in the number of subscriber accounts to 389,905 as of June 30, 2003 from 335,390 as of June 30, 2002.

Cost of services. Cost of services increased $1.1 million, or 8%, to $14.6 million in fiscal 2003 from $13.5 million in fiscal 2002. As a percentage of revenues, cost of services remained at 12% in fiscal 2003 and 2002.

Selling, general and administrative. SG&A increased $2.4 million, or 12%, to $23.0 million in fiscal 2003 from $20.6 million in fiscal 2002. As a percentage of revenues, SG&A decreased to 18% in fiscal 2003 from 19% in fiscal 2002. This decrease was primarily attributable to operating efficiencies realized by spreading additional revenues over a relatively fixed cost base. For fiscal 2003 the provision for uncollectible accounts was $4.1 million or 3.2% of revenue compared to $2.5 million or 2.2% of revenue in fiscal 2002. The increase as a percentage of revenue was primarily the result of a third-party collection vendor declaring bankruptcy and the resulting disruption to the collection process and loss of unremitted funds collected by the third-party collection vendor.

Amortization. Amortization of intangibles increased $7.9 million, or 16%, to $57.2 million in fiscal 2003 from $49.3 million in fiscal 2002. The increase was attributable to growth in our purchased subscriber accounts through our authorized dealer program.

Interest expense. Interest expense increased $2.3 million, or 11%, to $23.2 million in fiscal 2003 from $20.9 million in fiscal 2002. The increase was primarily due to the increase in our average long-term debt outstanding throughout the year incurred to fund our purchase of accounts.

Net income. Net income increased $1.0 million, or 36%, to $3.8 million in fiscal 2003 from $2.8 million in fiscal 2002. The increase was primarily attributable to the increase in revenues that resulted from the increase in our subscriber accounts.

Fiscal 2002 Compared to Fiscal 2001

Revenues. Total revenues increased $11.1 million, or 11%, to $111.3 million in fiscal 2002 from $100.2 million in fiscal 2001. This increase was primarily attributable to an increase in the number of subscriber accounts to 335,390 as of June 30, 2002 from 304,360 as of June 30, 2001.

Cost of services. Cost of services increased $1.7 million, or 14%, to $13.5 million in fiscal 2002 from $11.8 million in fiscal 2001. As a percentage of revenues, cost of services remained at 12% in fiscal 2002 and 2001.

Selling, general and administrative expense. SG&A increased $2.6 million, or 14%, to $20.6 million in fiscal 2002 from $18.0 million in fiscal 2001. As a percentage of revenues, SG&A increased to 19% in fiscal 2002 from 18% in fiscal 2001.

Amortization. Amortization of intangibles increased $6.0 million, or 14%, to $49.3 million in fiscal 2002 from $43.3 million in fiscal 2001. The increase was primarily attributable to growth in our purchased subscriber accounts through our authorized dealer program, partially offset by the elimination of goodwill amortization for fiscal 2002 ($773,000 in fiscal 2001).

Interest expense. Interest expense decreased $7.0 million, or 25%, to $21.0 million in fiscal 2002 from $28.0 million in fiscal 2001. The decrease was primarily due to lower average interest rates for borrowings in fiscal 2002 as compared to fiscal 2001.

Net income (loss). Net income increased $4.4 million to $2.8 million in fiscal 2002 from a loss of $1.6 million in fiscal 2001. The increase was principally attributable to favorable interest rates for borrowings in fiscal 2002 as compared to fiscal 2001.

Liquidity and Capital Resources

General. Our operating strategy requires the availability of significant funds to finance growth through subscriber account purchases. Additional cash requirements include debt service and capital expenditures. We have financed our growth from a combination of long-term borrowings, issuance of preferred stock and cash flows provided by operations.

As of March 31, 2004 and the fiscal years ended 2003, 2002 and 2001, we had working capital deficits of $19.7 million, $11.9 million, $6.7 million and $28.0 million, respectively. Our working capital deficit as of March 31, 2004 was primarily due to accounts payable, purchase holdbacks and deferred revenue. As of March 31, 2004 our accounts payable was $5.1 million and was principally related to a $3.5 million payable related to account purchases at quarter end. Purchase holdbacks as of March 31, 2004 were $9.7 million, which represents the portion of the purchase price withheld to ensure a dealer’s obligations during the guarantee period. Deferred revenue as of March 31, 2004 was $5.2 million. Our working capital deficit as of June 30, 2003 and 2002 was primarily due to purchase holdbacks of $9.0 million and $5.8 million, respectively. As of June 30, 2003 and 2002 deferred revenue was $3.2 million and $2.8 million, respectively. Our working capital deficit as of June 30, 2001 was primarily due to the current portion of long-term debt, which was $20.8 million.

Net cash provided by operating activities for the nine months ended March 31, 2004 was $58.4 million, as compared to $43.9 million for the nine months ended March 31, 2003. The increase in cash provided by operating activities for the nine months ended March 31, 2004 primarily resulted from growth in our subscriber base and the resulting increased revenues. Net cash provided by operating activities for fiscal 2003 was $60.0 million, as compared to $48.3 million for fiscal 2002 and $37.1 million for fiscal 2001. The significant increase in cash provided by operating activities for fiscal 2003 and 2001 primarily resulted from growth in our subscriber base and the resulting increased revenues. For fiscal 2002 the significant increase in cash provided by operating activities primarily resulted from growth in our subscriber base and lower interest expense.

Net cash used in investing activities for the nine months ended March 31, 2004 was $82.9 million, compared to $76.1 million for the nine months ended March 31, 2003. Net cash used in investing activities for fiscal 2003 was $107.7 million, compared to $81.7 million for fiscal 2002 and $95.7 million for fiscal 2001. For the nine months ended March 31, 2004 and March 31, 2003 and fiscal 2003, 2002 and 2001, capital expenditures were $1.0 million, $0.7 million, $1.2 million, $2.4 million and $2.8 million, respectively. Capital expenditures were primarily for our equipment for our central monitoring station, telephone systems, computer systems and refurbishment of offices. Annual capital expenditures are expected to vary based on the growth of our subscriber account base. Purchases of subscriber accounts consist of all direct external payments associated with the purchase of subscriber accounts. The portion of the purchase holdback paid to dealers at the end of the guarantee period is included in this amount when paid. For fiscal 2003, we significantly increased account purchases through our nationwide dealer program. For the nine months ended March 31, 2004 and March 31, 2003 and fiscal 2003, 2002 and 2001, purchases of subscriber accounts were $81.9 million, $75.4 million, $106.5 million, $79.3 million and $92.9 million, respectively. During fiscal 2002, we slowed our account acquisition program in advance of a recapitalization.

Our net cash provided by financing activities for the nine months ended March 31, 2004 was $25.6 million, compared to $32.3 million for the nine months ended March 31, 2003. Our net cash provided by financing activities for fiscal 2003 was $48.0 million, compared to $33.4 million for fiscal 2002 and $58.5 million for fiscal 2001.

As of March 31, 2004, we had $201.4 million outstanding under our credit facility, bearing interest at a weighted average rate for the nine months ending , March 31, 2004 of approximately 5.6% per annum, and we had approximately $117.7 million in borrowing availability under our revolving credit line, limited by certain provisions of our credit facility. In addition, as of March 31, 2004 we had $180.7 million in principal amount outstanding of senior subordinated and subordinated notes.

Since inception we have raised approximately $106.8 million of gross cash proceeds from the issuance of 10.7 million shares of preferred stock to private investors. These equity funds have been utilized to fund the growth of operations and assist with acquisitions. We are obligated to accrue cumulative dividends on each series of our preferred stock at varying rates, but we are prohibited from paying these dividends under the terms of our credit facility and the indenture governing the notes if an event of default exists or would result from such payment. Accordingly, we do not expect to pay any of the dividends over the next one to three years.

On August 25, 2003, we issued $160.0 million of senior subordinated notes at 11.75% with a maturity date of September 1, 2010. Interest payments are to be made semi-annually in cash in arrears on March 1 and September 1 of each year beginning on March 1, 2004. In accordance with the registration rights agreement associated with these notes, we began accruing special interest on the senior subordinated notes as of March 22, 2004 because the exchange offer registration statement had not been declared effective as of that date. Such special interest shall accrue up to but not including the date that the registration statement is declared effective. Special interest is accruing at a rate of 0.25% per annum during the 90-day period including and following March 22, 2004 and shall increase by an additional 0.25% per annum in each successive 90-day period, but in no event shall such rate exceed 1.5% per annum.

Further on August 25, 2003, we entered into a new credit facility agreement comprised of a $175.0 million term loan that matures in fiscal 2010 and a $145.0 million revolving credit facility that matures in fiscal 2009. Payments under the term loan are payable in quarterly installments from December 31, 2003 through June 30, 2009. The quarterly payment is calculated based upon the amount of the original facility multiplied by 0.25% for the quarters ended December 31, 2003 through September 30, 2006, 1.25% for the quarters ended December 31, 2006 through September 30, 2007 and 3.00% for the quarters ended December 31, 2007 through June 30, 2009 with the remaining balance due at maturity. We used the borrowings primarily to repay our prior credit facility, to repay all of our $12 million 12% senior subordinated notes due June 30, 2007, and to repurchase $20.5 million principal amount of our 14.5% subordinated notes due March 1, 2010 at a repurchase price of approximately $23.2 million. As a result of the repayments, we expensed our previously capitalized deferred financing costs totaling $6.0 million and recognized a pre-tax loss of $2.7 million in the repurchase of the subordinated notes. In connection with our August 2003 refinancing, we amended the terms of our subordinated notes to extend the maturity date of the remaining $20.5 million principal amount from January 18, 2009 to March 1, 2010. Prior to the amendment, interest accrued on the subordinated notes at 13.5% per annum with interest payable semi-annually in cash at a rate of 12% per annum with the remaining 1.5% interest per annum added to the outstanding principal amount of the subordinated notes. The 1.5% per annum interest rate increased to 2.5% per annum on December 15, 2003 and the increased rate applies retroactively to August 25, 2003.

In May 2004, we received approval from the Internal Revenue Service to change our tax method of accounting for a substantial portion of our subscriber accounts. We previously amortized all of our subscriber accounts for tax purposes over a 15-year period. Under the new method, we will amortize a substantial portion of our subscriber accounts over a 10-year period. As a result, we will request a refund of federal income taxes paid for our tax years ended June 30, 2003 and June 30, 2001 and a portion of the federal income taxes paid for our tax period ended June 30, 2002. The refund is estimated to be approximately $17 million.

We will require substantial cash flow to fully implement our business strategy and meet our principal and interest obligations with respect to the senior subordinated notes and our other indebtedness. We anticipate that cash flow generated from operations and borrowings under our new credit facility, will provide sufficient liquidity to fund these requirements for the foreseeable future. We used the net proceeds from the August 2003 offering of our senior subordinated notes, together with borrowings under our new credit facility, to repay amounts outstanding under our old credit facility. Following the August 2003 refinancing, we continue to have significant borrowing capacity under our new credit facility. This increased capacity coupled with anticipated cash flow from operations is expected to meet and satisfy our short-term obligations.

We further preserve our borrowing capacity by following a cash management practice of maintaining as low as possible ongoing cash balance. However, our ability to meet our debt service and other obligations depends on our future performance, which in turn is subject to general economic conditions and other factors, certain of which are beyond our control. If we are unable to generate sufficient cash flow from operations or otherwise to comply with the terms of the indenture governing the senior subordinated notes or our other debt instruments, we may be required to refinance all or a portion of our existing debt or obtain additional financing. Further, the agreements or indentures governing our new credit facility, our senior subordinated notes and subordinated notes contain financial covenants relating to capital expenditure limits, maximum total debt to annualized quarterly EBITDA, maximum total senior debt to annualized quarterly EBITDA, interest coverage and fixed charge coverage that may impact our ability to refinance all or a portion of our existing debt or obtain additional financing.

Scheduled maturities (as defined) of long-term debt at March 31, 2004, utilizing the required payment schedule of the senior subordinated notes and our new credit facility, are as follows (dollars in thousands):

Contractual Cash Commitments	2004	2005	2006	2007	2008	Thereafter	Total
Long-Term Debt Obligations	$438	$1,750	$1,750	$7,000	$17,937	$353,224	$382,099
Operating Lease Obligations	$127	$493	$262	$23	$—	$—	$905

Total	$565	$2,243	$2,012	$7,023	$17,937	$353,224	$383,004

Critical Accounting Policies

Our discussion and analysis of results of operations and financial condition are based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles (“GAAP”). The preparation of financial statements in accordance with GAAP requires management to use judgment in making estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. We base our estimates and assumptions on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions are evaluated on an ongoing basis. Due to the nature of certain assets and liabilities, there are uncertainties associated with some of the judgments, assumptions and estimates which are required to be made. Reported results could have been materially different under a different set of assumptions and estimates for certain accounting principle applications.

Note 1 of the notes to our financial statements included elsewhere in this prospectus includes a summary of significant accounting policies and methods used in the preparation of our financial statements. The following is a brief description of the more significant accounting policies and methods.

Long Lived Assets—Subscriber Accounts. Subscriber accounts relate to the cost of acquiring portfolios of monitoring service contracts from independent dealers. The subscriber accounts are recorded at cost. All direct external costs associated with the purchase of subscriber accounts are capitalized. Internal costs, including all personnel and related support costs, incurred solely in connection with subscriber account acquisitions and transitions are expensed as incurred. The cost of subscriber account pools are amortized using the 10-year 135% declining balance method. Subscriber accounts are amortized in pools because of the accounts’ homogeneous characteristics resulting primarily from the extremely disciplined due diligence program that we have implemented in which a contract must meet certain purchase criteria before we will purchase that account. All of our customers contract for essentially the same service and we are consistent in providing that service regardless of the customers’ locations.

A 10-year 135% declining balance amortization method was selected to provide a matching of amortization expense to individual subscriber revenues based on historical performance of our subscriber base. The realizable value and remaining useful lives of these assets could be impacted by changes in subscriber attrition rates, which could have an adverse effect on our earnings.

In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 addresses accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121 and Accounting Principles Board Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale and resolves implementation issues related to SFAS 121. In accordance with SFAS 144, management reviews the subscriber accounts for impairment or a change in amortization period whenever events or changes indicate that the carrying amount of the asset may not be recoverable or the life should be shortened. For purposes of recognition and measurement of an impairment loss, we view subscriber accounts as a single pool because of the assets’ homogeneous characteristics, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of the other assets and liabilities. If management determines that an impairment has occurred, it writes the subscriber accounts down to their fair value.

Income Taxes and Deferred Tax Assets. As part of preparing our financial statements, significant management judgment is required in determining our provision for income taxes and our deferred tax assets and liabilities. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, especially the amortization of subscriber accounts, which are amortized using a 10-year 135% declining balance method for financial reporting purposes and are amortized using a 15-year straight-line method for tax purposes. These differences have resulted in deferred tax assets totaling $37.5 million at March 31, 2004.

Since there is no absolute assurance that these assets will be ultimately realized, management periodically reviews our deferred tax position to determine if it is more likely than not that such assets will be realized. Such periodic reviews include, among other things, the expected timing when certain assets will be realized and our expected future earnings. If, after conducting such a review, management determines that the realization of the tax asset does not meet the “more-likely-than-not” criteria, an offsetting valuation allowance is recorded, thereby reducing net earnings and the deferred tax asset in that period. No valuation allowance has been established because of the expectation that it is more likely than not that these deferred tax assets will be realized.

Goodwill. As of March 31, 2004 we had goodwill of $14.8 million, which represents 2.9% of our total assets. We test goodwill annually for impairment and record an impairment charge if the carrying amount exceeds the fair value. We use a discounted cash flow approach as well as other methods to determine the fair value used in our test for impairment of goodwill. The results of this methodology depend upon a number of estimates and assumptions relating to cash flows, discount rates and other matters. Accordingly, such testing is subject to certain uncertainties, which could cause the fair value of goodwill to fluctuate from period to period.

We performed our annual goodwill impairment analysis as of June 2003. This analysis used a fair-value based approach and resulted in no impairment of goodwill. In the event that we are not able to achieve expected cash flow levels, or other factors indicate that goodwill is impaired, we may need to write off all or part of our goodwill, which would adversely impact our operating results and financial position.

Quantitative and Qualitative Disclosures About Market Risk

We have interest rate risk, in that borrowings under our credit facility are based on variable market interest rates. As of March 31, 2004, we had $201.4 million of variable rate debt outstanding under our credit facility. Presently, the revolving credit line bears interest at a rate of prime plus 3.0% or LIBOR plus 4.0%, with the term loan at a rate of prime plus 3.5% or LIBOR plus 4.5%. To control our exposure to interest rates under our facility, we utilize interest rate caps as required by our credit facility. As of March 31, 2004, these interest rate caps provided that the interest rate on approximately $145 million of borrowings under our credit facility cannot exceed an interest rate of 10%. A hypothetical 10% increase in our credit facility’s weighted average interest rate of 5.6% per annum for the nine months ending March 31, 2004 would correspondingly decrease our earnings and operating cash flows by approximately $0.6 million.

Our privately issued $20.5 million subordinated notes due March 1, 2010 have a fixed interest rate of 14.5%, but have exposure to changes in the debt’s fair value. In connection with our August 2003 refinancing, we amended the terms of these subordinated notes to extend the maturity date from January 18, 2009 and to increase the interest rate from 13.5% per annum to 14.5% per annum. In addition, we issued $160.0 million aggregate principal amount of our senior subordinated notes due September 10, 2010 with a fixed interest rate of 11.75%, which has exposure to changes in the debt’s fair value.

Recent Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in an entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires application of the interpretation to all entities subject to the interpretation no later than the beginning of the first reporting period that begins after December 15, 2004. FIN 46 is effective immediately for all new variable interest entities created or acquired after December 31, 2003. The adoption of FIN 46 is not expected to have a material impact on our financial position or on our results of operations.

In May 2003, the FASB issued Financial Accounting Standards No. 150 (SFAS 150), Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 established standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first fiscal period beginning after December 15, 2003 and must be applied prospectively by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS 150 and still existing at the beginning of the interim period of adoption. We have not fully evaluated the impact of SFAS 150.

BUSINESS

Overview

We are a leading national provider of security alarm monitoring services based on gross revenue, with the ability to monitor signals from nearly all types of security systems. We monitor signals arising from burglaries, fires and other events for over 425,000 subscribers under contracts that are typically three years in duration and have automatic annual renewal provisions during which the subscriber may cancel the contract upon 30 days’ written notice. Through these contracts, our high quality subscriber base provides us with high margin, monthly recurring revenues that result in predictable and stable cash flow. Our business model differentiates us from other security alarm companies. We utilize our exclusive nationwide dealer network to sell and install the security systems we monitor. We purchase monitoring contracts from these dealers and provide our subscribers with a full spectrum of security alarm services including monitoring services, customer service and technical support. We dispatch our dealers to provide on-site technical service to subscribers, which they require, on average, only once every six years due to our ability to resolve a significant percentage of our subscribers’ technical inquiries over the telephone. For the fiscal year ended June 30, 2003 and the nine months ended March 31, 2004, we generated revenues of $126.4 million and $111.2 million, operating income of $29.6 million and $27.0 million, net income/(loss) of $3.8 million and $(4.8) million and EBITDA of $88.8 million and $79.8 million, respectively. At March 31, 2004, we also had an accumulated deficit of $67.7 million. Although EBITDA is not a financial measure that complies with generally accepted accounting principles in the United States, we believe it is a key performance measure used in the security alarm monitoring industry and is one of the financial measures, subject to adjustments, by which our covenants are calculated under the agreements governing our debt obligations. We have provided a reconciliation of EBITDA to net income in footnote 7 of “Selected Historical Financial Data” on page 36 of this prospectus.

We purchase monitoring contracts from our dealer network only after a comprehensive examination of the dealers, the subscribers and the contracts. We conduct thorough due diligence on our dealers to ensure we are partnering with reliable dealers that can consistently provide us with high quality accounts. We perform extensive due diligence on our subscribers to maintain our high quality subscriber base. Our subscribers are geographically diversified in 45 states and are primarily homeowners, whom we believe are more likely than renters to maintain long-term accounts with us. We believe our rigorous account acquisition due diligence process results in a subscriber base that is less likely to terminate monitoring contracts with us, thereby improving contract life and lowering attrition. We also believe that we maximize retention of our subscribers through our dedication to providing our high quality subscriber base with high quality customer service.

Our contracts with our dealers and subscribers result in a stable, recurring revenue base. We have exclusive agreements with approximately 400 dealers in more than 40 states. Through these agreements, we typically have rights of first refusal to purchase all monitoring contracts sold by the dealers for three years. Our subscriber contracts are typically three years in duration, have automatic annual renewal provisions during which the subscriber may cancel the contract upon 30 days’ written notice and allow for periodic rate increases. To protect us against the loss of the investment associated with acquiring subscriber accounts, we require our dealers to guarantee the accounts against cancellations, typically for a period of 12 months following the date of purchase. If an account is canceled during the guarantee period, the dealer must compensate us for the lost monthly recurring revenue and either replace the account or refund the purchase price associated with the account. To help ensure the dealers’ obligations under the guarantee, we typically withhold a portion of the purchase price of each contract we purchase.

According to Security Distribution & Marketing, or SDM, a leading industry publication based on circulation, the electronic security market, which consists of the sale, lease, installation, service and monitoring of security systems, generated total revenues of approximately $24.1 billion in 2003, an increase of 8.2% from 2002. Total industry revenues have increased in each of the last 10 years and have grown at an annual rate of 8.0% in that period. Monitoring services accounted for approximately $4.6 billion, or 19.0%, of total industry revenue in 2003. We believe that a number of factors have contributed to this increase, including heightened concern about crime, discounts given by insurance companies to homeowners with security systems, the installation of security systems as part of new home construction, the aging of the population in general and an increase in the number of two-income families resulting in more children being left at home alone. In addition, we believe industry revenues will continue to grow in weak economic times because of the increased crime levels that are generally experienced in those periods and the minimal net cost of owning a security system after accounting for the lower premiums charged by insurance companies. Despite the steady growth of the security industry and increased demand for security services, the percentage of homes with dealer-installed security systems was only 18% in 2001 according to the 2001 Home Security Forecast by Parks Associates, an independent market research and consulting firm. Parks Associates estimates that the penetration rate of dealer-installed security systems will increase to 31% by 2009. However, because of the growth in new homes built over that period, the number of homes without monitored security systems is projected to drop by only approximately 1% on a compounded annual basis. As a result, despite a substantial increase in the penetration rate, the size of our potential market will remain significant.

Our Strengths

We believe our focused business model differentiates us from other security alarm companies. We focus on providing monitoring services to our subscribers, which we believe is a higher margin business than selling and installing security alarm systems. Consequently, we are able to grow our subscriber base without employing a national sales and installation force. We also outsource on-site technical support to our dealer network, further reducing our cost structure and infrastructure requirements. Our differentiated business model results in recurring high margin revenue streams. In addition to revenues of $126.4 million and $111.2 million that we generated for the fiscal year ended June 30, 2003 and the nine months ended March 31, 2004, we had an accumulated deficit at March 31, 2004 of $67.7 million.

Recurring Revenue. For the twelve months ended March 31, 2004, approximately 97% of our revenues consisted of recurring monthly payments under security alarm monitoring contracts. Our contracts are typically three years in duration, have automatic annual renewal provisions during which the subscriber may cancel the contract upon 30 days’ written notice and allow for periodic rate increases. Our dealer contracts provide that if a subscriber cancels prior to the initial twelve-month period of the contract, the dealer must replace the lost monthly revenue attributable to the canceled contract and either replace the lost account or refund our purchase price for the account.

Cash Flow Generated By Subscribers. Once we acquire a subscriber contract, our recurring revenue streams generate strong cash flow as a result of our high margins and the minimal capital expenditures they require. We believe this strong cash flow is due to several factors:

•	Our operations are focused on providing high margin monitoring services to subscribers. We utilize our dealer network to sell and install security alarm systems, which we believe is a lower margin business. As a result, we do not employ a large national sales and installation force.

•	We have a proprietary centralized information system that has enabled us to satisfy 86% of our subscribers’ technical inquiries over the telephone. If a field service call is required, we outsource the service to a member of our national network of independent service dealers. Consequently, we avoid the costs associated with employing service technicians and maintaining the infrastructure required to provide these services ourselves.

•	We provide all services, including monitoring, 24-hour telephone support, data entry, remote services and billing, from a single location. We believe this centralized operation allows us to maximize our economies of scale.

Account Acquisition Program. Since inception, we have implemented a disciplined account acquisition program focused on balanced growth, profitability and return on investment. The core of our account acquisition process is an extensive examination of every subscriber prior to acquisition, including a credit score report, proof of first month’s payment and, in substantially all cases, a telephonic survey of the subscriber’s satisfaction with its security system. We also conduct diligence on our dealers through a comprehensive six-step process to qualify them for participation in our program, including legal and background checks, as well as references from industry participants. We believe that this approach reduces the likelihood that a subscriber will terminate its contract with us, thereby maximizing retention of our subscribers and our return on investment.

Customer Service. We believe we provide our subscriber base with high-quality service through our rapid response to alarm signals, fast handling of support calls and quick solutions to subscriber issues. We have developed a proprietary information system that quickly and accurately makes available to our operators a substantial amount of technical information regarding our subscribers and their security systems. This system enables us to resolve 86% of our subscribers’ technical requests over the telephone, resulting in quick customer service, fewer false alarms and higher subscriber satisfaction. To ensure we maintain our high level of customer service, our system tracks key factors that contribute to service quality such as response time and call duration. We also monitor the quality of our services with regular operator evaluations, customer satisfaction forms and follow-up quality assurance calls.

Management Team. Many of our executive officers have been with us since our inception in 1994 and have significant prior experience in related industries. Many of our executive officers possess technical backgrounds, which we believe contribute to the highly analytical approach we have developed for analyzing accounts and dealers. As a group, our executive officers have approaching 100 years of security alarm industry experience. Our executive officers also have an average of over 25 years of experience in management positions and an average tenure with us of over eight years.

Business Strategy

The key components of our operating strategy are listed below.

Maximize Subscriber Retention. We seek to maximize subscriber retention by continuing to acquire high quality accounts and to increase the average life of an account through the following initiatives:

•	Maintain the high quality of our subscriber base by continuing to implement our highly disciplined account acquisition program;

•	Continue to incentivize our dealers to sell us only high-quality accounts by requiring a twelve-month guarantee and purchase price holdback requirements;

•	Provide superior customer service on the telephone and in the field; and

•	Actively identify subscribers who are relocating, the number one reason for account cancellations, and target retention of such subscribers.

Maximize Economics of Business Model. As we continue to grow our subscriber base, we believe the attractiveness of our business model will increase. Due to the scalability of our operations and the fixed costs inherent in our cost structure, we believe our margins will increase as these costs are spread over larger recurring revenue streams. We believe our cash flows will also benefit from our continued efforts to increase subscriber retention rates and reduce response times, call duration and false alarms. In addition, we have begun requiring dealers to charge subscribers an alarm activation fee. This fee offsets the account purchase price we pay to the dealers thereby reducing our net account acquisition costs.

Expand Our Network of Dealers. To enter a new market or increase penetration in an existing market without incurring the costs of establishing a physical presence there, we plan to expand our dealer network by targeting dealers that can benefit from our dealer program services and who can generate high quality subscribers for us. We believe we are an attractive partner for dealers for the following reasons:

•	We provide our dealers with a full range of services designed to assist them in all aspects of their business, including sales training, comprehensive on-line account access, detailed weekly account summaries, sales support materials and discounts on security system hardware purchased through our strategic alliances with security system manufacturers;

•	We allow individual dealers to retain local name recognition and responsibility for day-to-day sales and installation efforts, thereby supporting the entrepreneurial culture at the dealer level and allowing us to capitalize on the considerable local market knowledge, goodwill and name recognition of our dealers; and

•	Because we do not install or sell security systems, we do not compete against the dealers from whom we purchase contracts.

Operations

Dealer Program

Our authorized independent dealers are typically single-location businesses that sell and install alarm systems but do not provide monitoring services. There are in excess of 14,000 independent dealers located throughout the U.S. We target those dealers that serve local markets and typically install 30 to 40 systems per month. These dealers focus on the sale and installation of security systems and generally do not monitor the systems due to the large capital expenditures required to build a monitoring station. These dealers typically outsource the monitoring function or sell the contracts to companies who have built monitoring stations. We have the ability to monitor signals from nearly all types of residential security systems. We generally enter into exclusive contracts with these dealers under which the dealers sell and install security systems and we have a right of first refusal to purchase the associated alarm monitoring contracts. We seek to attract dealers from throughout the U.S. rather than focusing on local or regional markets in order to maximize our revenues.

Our typical dealer contract is an exclusive contract with an initial term of three years and automatic successive one-year renewal periods. The purchase price that we pay for a subscriber account purchased from a dealer is primarily a function of the monthly recurring revenue generated by that account as well as several other factors, including:

•	our prior experience with accounts purchased from the dealer;

•	the number of accounts purchased; and

•	the type of security equipment used by the subscriber.

To protect us against the loss of acquired subscriber accounts, we typically require the dealer to provide guarantees against cancellations, both on an account and revenue basis, for a period following the acquisition. Presently, the guarantee period is typically one year from the date of purchase. In addition to requiring a guarantee period from a dealer, we usually withhold a designated percentage of the purchase price when we purchase subscriber accounts from a dealer. If a subscriber account is canceled or stops regular payments during the guarantee period, a replacement subscriber account must be delivered by the dealer or a portion of the holdback amount is retained by us to offset the lost monthly recurring revenue and our initial investment in the defaulted subscriber account. At the end of the guarantee period, the dealer is paid the balance of the holdback amount or is liable for any deficit.

As part of our strategy, the independent dealer is responsible for the sale and installation of the security system, and we provide monitoring services and customer and technical support. Because we do not compete with our dealers for system sales, installations and services, our dealers have the ability to maintain their identity in their respective markets and generate additional revenues from add-on sales and repair services. We believe that the ability of a dealer to capitalize on our name recognition and reputation positively impacts a dealer’s ability to obtain referrals for additional subscribers.

We provide a full range of services designed to support the success of our dealers. In addition to providing sales and business training, we provide dealers with access to account information over the Internet, detailed electronic weekly reports summarizing account purchase activity and accurate and timely information concerning their account replacement status and financial position. See “Management Information Systems.” We provide dealers with standardized sales and monitoring contracts, window decals, yard signs and other sales support materials. This provides us with an opportunity to increase our brand name awareness by pairing the Monitronics name and logo with the dealers’ names.

Due Diligence

In evaluating the quality of potential participants in our dealer program, we conduct an internal due diligence review and analysis of each dealer using information obtained from third party sources. This process includes:

•	lien searches and reference checks on the dealer; and

•	a review of the dealer’s licensing status and creditworthiness.

We believe our profitability is largely dependent on the quality of the accounts we purchase. Once we approve a dealer for participation in our authorized dealer program, we conduct a review of the accounts to be purchased from the dealer. This process includes:

•	subscriber credit reviews;

•	telephone surveys to determine subscribers’ overall satisfaction with their security systems;

•	proof of first month’s payment;

•	an individual review of each alarm monitoring contract; and

•	confirmation that the customer is a homeowner.

We also verify that each monitored system has been programmed to our central monitoring station prior to purchase.

Following our purchase of a subscriber account, the subscriber receives a letter from us explaining the sale and transition and providing brochures, service instructions, window decals and other materials with the Monitronics name. We believe that this activity reinforces and enhances subscriber identification with Monitronics as the service provider, increases Monitronics’ brand name recognition, helps to ensure timely payments to us during and immediately following the transition period and helps to maintain overall subscriber satisfaction.

Monitoring Services

Security systems include devices installed at subscribers’ premises that are designed to detect and react to various occurrences or conditions, such as an intrusion or the presence of fire or smoke. These devices are connected to an electronic control panel that communicates through telephone lines to our central monitoring station. In most security systems, control panels can identify the nature of the alarm and the areas within a home or building where the system was activated and can transmit this information to the central monitoring station. The basic security system sold and installed by our dealers varies, but may include protection of the front and back doors of a home, one or more accessible windows, one interior motion detection device, a control panel with the ability to communicate signals to our central monitoring station, a panic button, a siren, window decals and a yard sign. The subscriber may elect to purchase additional equipment from the dealer customized to the subscriber’s specific needs. Such equipment add-ons include additional perimeter and interior protection, fire protection devices (heat and smoke detectors), environmental protection devices (freeze sensors and water detectors), additional panic buttons, two way voice monitoring and home automation devices (lighting or appliance controls).

Our subscriber contracts have initial terms that are generally three years, and provide for automatic annual renewals during which the subscriber may cancel the contract upon 30 days’ written notice.

We monitor all of our subscriber accounts at our central monitoring station in Dallas, Texas. The central monitoring station employs advanced telecommunications and computer systems that route incoming alarm signals and telephone calls to operators. Each operator is seated in front of a computer terminal that provides immediate information concerning the nature of the alarm signal, the subscriber whose alarm has been activated and the location of the alarm signal. After receiving an alarm signal, our operators follow standard procedures to notify the subscriber or take other appropriate action. If the situation requires, our operators contact local emergency service providers. We do not dispatch our own alarm response personnel to the subscriber’s premises.

Our central monitoring station can provide two-way voice monitoring in addition to standard alarm monitoring services. In the event of an alarm activation, two-way voice monitoring enables our operator to listen and speak to persons at the monitored premises from the service center through speakers and microphones located within the premises. This feature allows our personnel to verify if an emergency exists, to reassure the subscriber and, if needed, to expedite the response of local emergency service providers, even if the subscriber is unable to reach a telephone. Two-way voice monitoring capability also assists us in quickly determining if the alarm was activated inadvertently, thereby reducing the number of false dispatches and potential fees or penalties assessed by state and local jurisdictions against both the subscriber and us. We believe that we are one of the leading providers of two-way voice monitoring services in the country. At March 31, 2004, approximately 20% of our subscriber accounts used two-way voice monitoring services.

We also provide third-party contract monitoring services to independent dealers through our central monitoring station. These dealers retain ownership of the monitoring contracts but, because they do not have their own monitoring capability, they subcontract monitoring services to us. The dealers are responsible for every other aspect of the relationship with customers, including billing and field repair service. We provided third-party contract services for approximately 40,000 subscriber accounts as of March 31, 2004. For the twelve months ended March 31, 2004, revenues from third-party contract monitoring services totaled $1.9 million, representing approximately 1.3% of our revenues. Our third-party contract monitoring service provides us with an additional source of revenues and prospective acquisition targets. Independent dealers who subcontract monitoring services to us are familiar with the quality of our monitoring and related services, an important consideration for a prospective seller of subscriber accounts.

Our central monitoring station is UL listed as a protective signaling service station. A central monitoring station earns and maintains a UL listing through a series of ongoing inspections and operational tests. UL specifications for protective signaling service stations include building integrity, back-up computer and power systems, adequate staffing and standard operating procedures. In many jurisdictions, applicable law requires the security alarms for certain buildings to be monitored by a UL listed facility. In addition, such listing is required by certain commercial subscribers’ insurance companies as a condition to insurance coverage or by residential subscribers’ insurance companies as a requirement for insurance discounts. Our telephone systems utilize high capacity, high quality, digital circuits backed up by conventional telephone lines.

Our central monitoring station operates 24 hours per day, 365 days a year. Each operator completes 120 hours of formal classroom training provided by us at our headquarters. This training is designed to teach the operator the proper operating procedures to respond to alarms and to familiarize the operator with the software used to monitor security systems, types of signals received and types of security systems commonly installed in subscribers’ homes and businesses. Upon completion of classroom training, operators must pass an examination administered by us before beginning a 90-day supervised on-the-job training program.

Customer and Technical Service

We believe that we can increase customer satisfaction and retention by directly controlling customer and technical service. We maintain a national customer service center at our headquarters to handle all general inquiries from subscribers, including those related to subscriber information changes, basic alarm troubleshooting, alarm verification, technical service requests and requests to enhance existing services. Customer service representatives also respond to dealer inquiries relating to subscriber accounts previously purchased or being contractually monitored by us.

To ensure that technical service requests are handled promptly and professionally, all requests for service are routed through the customer service center. Customer service representatives who are trained in the operation of installed security systems listen to the customer and determine the proper action to be taken. If the problem cannot be resolved by the customer service representative, the call is directed to a technical support representative with extensive technical training who will dial into the alarm panel through the telephone line and attempt to resolve the issue. We have a proprietary centralized information system that enables us to satisfy 86% of our customer technical inquiries over the telephone. If a field service call is required, we dispatch a member of our national network of independent service dealers. When we select service technicians, we first consider dealers within our authorized dealer program in order to provide them with an additional source of revenues, but if an authorized dealer fails to meet our repair standards, an independent service technician is dispatched. We monitor repair services with customer satisfaction forms and follow-up quality assurance calls.

Management Information Systems

We utilize software that fully integrates the central monitoring station, billing and collections, customer service and accounting functions. We use a number of customized management information systems to accumulate statistical data regarding dealers and subscribers and to support our monitoring, customer and technical services. We have developed a comprehensive portfolio management system and procedures that we use to:

•	perform due diligence on new dealers and subscribers;

•	assimilate new subscribers; and

•	monitor the performance of each dealer and subscriber account.

This system and the procedures provide for an extensive due diligence review process that ensures the thoroughness and consistency of the review. The system also aids in the assimilation of new subscribers by providing a means to confirm that the new subscriber has been introduced to us, is provided with materials about us and receives follow-up customer satisfaction calls. The system also helps monitor dealer and subscriber account performance by providing management with timely information regarding potential problems.

We have developed a software program that allows a dealer to access our central monitoring station activity reports on a daily basis. Through another software program, we are able to verify system installation and connection to the central monitoring station prior to the purchase of a subscriber’s account.

Internet Websites

We operate two web sites. Monitronics.net serves both prospective and existing authorized dealers. Monitronics.com serves prospective and existing monitored customers.

Monitronics.net is a promotional tool that provides prospective dealers background on us as well as information on the benefits of our dealer program. As an information hub, monitronics.net provides tools to help current dealers manage their business and improve their productivity. Authorized dealers are able to review up-to-date subscriber account information, download forms, order marketing materials and stay current on the latest news and events regarding Monitronics.

Monitronics.com is our consumer web site that has informational as well as promotional features. For potential subscribers, the web site provides important things to consider when looking to purchase a monitored alarm system. The site positions Monitronics as the clear choice for fast response, accuracy, reliability and service. For existing subscribers, the web site provides helpful information regarding our billing services, technical support, monitoring call center and response procedures. For both audiences, the site provides background about us as well as information on false alarm prevention.

Sales and Marketing

General

We believe that demand for security alarm systems is driven by a customer’s peace of mind regarding the safety of themselves, their family and their property. This demand is typically event driven, where some occurrence stimulates the customer’s concern and causes them to want to purchase an alarm system. Other factors, such as insurance discounts or requirements, may also add to the demand for a system. The purchase of an alarm system has the potential to satisfy the customer’s need for peace of mind for many years, and is a very infrequent purchase that may occur only a few times during a person’s life.

With the growing concern for safety, the U.S. market for alarm systems is increasing at an estimated rate of 8.2% per year, according to SDM’s 2004 Forecast Study. The percentage of homes with dealer installed security systems was only 18% in 2001 according to the 2001 Home Security Forecast by Parks Associates, an independent market research and consulting firm. Because of minimal purchasing experience, consumers rely heavily on referrals from friends, family, neighbors and associates when selecting their alarm system.

We believe our nationwide network of authorized dealers is the most effective way for us to market alarm systems, due to the nature of the demand and the market characteristics described above. Our dealers are an integral part of the communities they serve, and they understand the desires of their market and how to best satisfy local needs. By combining the dealer’s local presence and reputation with our high quality service and support, we believe that these dealers will have success in growing their businesses and the number of our monitoring customers.

Agreements with dealers provide for our purchase of the dealer’s subscriber accounts on an ongoing basis. The dealers install Monitronics-approved alarm systems and arrange for subscribers to enter into a multi-year alarm monitoring agreement in a form acceptable to us. The dealer then submits this monitoring agreement to us for our due diligence review and purchase.

Dealer Network Development

Since our inception, we have focused on expanding our network of dealers in the U.S. To do so, we have established a dealer program that provides participating dealers with a variety of support services to assist them as they grow their businesses. Dealers can use the Monitronics brand name in their sales and marketing activities and on the products they sell and install. Our dealers benefit from their affiliation with us and our national reputation for high customer satisfaction, as well as the support they receive from us as authorized dealers. We also provide central station monitoring services on a subcontract basis for other independent alarm companies that do not have the capability to monitor systems for their customers. Authorized dealers benefit by generating operating capital and profits from the sale of their accounts to us. We also provide our dealers with sales literature, co-branded marketing materials, sales leads, private labeled security equipment, equipment purchase discounts, and management support. We believe that these services and cost savings would not be available to security alarm dealers on an individual basis.

Currently, we employ 15 sales representatives to promote the authorized dealer program, find account acquisition opportunities and sell our monitoring services. We target independent alarm dealers across the U.S. that can benefit from our dealer program services and can generate high quality monitoring customers for us. We use a variety of marketing techniques to promote our dealer program and our related services. These activities include direct mail, trade magazine advertising, trade shows, internet web site marketing, publicity and telemarketing.

In addition to the development of our dealer network, we occasionally acquire alarm monitoring accounts from other alarm companies on a one-time basis. Our management’s extensive experience in identifying potential opportunities and in negotiating previous account acquisitions helps facilitate the negotiation and execution of new acquisitions in a timely manner.

Dealer Marketing Support

We provide our authorized dealers with an extensive marketing support program. We focus on developing professionally designed sales and marketing materials that will help dealers market alarm systems and monitoring services with maximum effectiveness. Materials offered to authorized dealers include:

•	sales brochures and flyers;

•	yard signs;

•	window decals;

•	customer forms and agreements;

•	sales presentation binders;

•	door hangers;

•	lead boxes;

•	vehicle graphics;

•	lobby signage;

•	trade show booths; and

•	clothing bearing the Monitronics brand name.

Our fulfillment center processes web site and telephone orders for these materials, which are made available to our dealers at prices that our management believes would not be available to dealers on an individual basis.

Our sales materials promote both the Monitronics brand and the dealer’s status as a Monitronics authorized dealer. Dealers typically sell and install alarm systems which display the Monitronics logo and telephone number, which further strengthens consumer recognition of their status as Monitronics authorized dealers. Our management believes that the dealers’ use of the Monitronics brand to promote their affiliation with one of the nation’s largest alarm monitoring companies boosts the dealers’ credibility and reputation in their local markets and also assists in supporting their sales success.

Customer Integration and Marketing

The customer’s awareness and identification of the Monitronics brand as the monitoring service provider is further supported by the distribution of Monitronics-branded materials by the dealer to the customer at the point of sale. Such materials may include Monitronics yard signs, brochures, instruction cards, and other promotional items. Monitronics’ dealers typically introduce customers to Monitronics in the home when describing Monitronics’ central station.

New customers are introduced to us through a program designed to maximize their awareness of, and satisfaction with, the Monitronics brand. Upon our purchase of a monitoring agreement from a dealer, the customer is sent a letter describing the sale, together with contact information regarding customer support, Monitronics window decals, Monitronics telephone number stickers, a monitoring service brochure, and a customer ID Card. All materials focus on the Monitronics brand and our role as the single source of support for the customer. Later, we contact each new customer by telephone in order to address any questions or concerns the customer may have, as well as to verify information about the customer. In addition, all billing statements are issued under the Monitronics brand name in order to reinforce our support services, as well as provide special customer messages.

Our management believes the awareness and relationship management activities described above contribute to our reputation and recognition with consumers, and that these activities will increase the sales success of our authorized dealers in their local markets.

Competition

The security alarm industry is highly competitive and highly fragmented. We compete with major firms, including ADT Operations Inc., a subsidiary of Tyco International Ltd.; Protection One, Inc.; Brinks Home Security Inc., a subsidiary of The Brinks Company; and Honeywell Security, a division of Honeywell, Inc. In addition, we compete with numerous smaller providers. Certain other alarm service companies have adopted a strategy similar to ours that entails the aggressive purchase of alarm monitoring accounts both through acquisitions of account portfolios and through dealer programs.

Competition in the security alarm industry is based primarily on reputation for quality of service, market visibility, services offered, price and the ability to identify prospective dealers and subscriber accounts. We believe that we compete effectively with other national, regional and local alarm monitoring companies due to our reputation for reliable monitoring, customer and technical services, the high quality services and benefits we offer to dealers in our authorized dealer program, our low cost structure and our marketing alliances. However, we compete with several companies that have account acquisition and loan programs for independent dealers, and some of those competitors are larger than we are and have more capital than we do.

Regulatory Matters

A number of local governmental authorities have adopted or are considering various measures aimed at reducing the number of false alarms. Such measures include:

•	subjecting alarm monitoring companies to fines or penalties for false alarms;

•	imposing fines to alarm subscribers for false alarms;

•	imposing limitations on the number of times the police will respond to alarms at a particular location after a specified number of false alarms; and

•	requiring further verification of an alarm signal, such as visual verification, of an alarm signal before the police will respond.

Our operations are subject to a variety of other laws, regulations and licensing requirements of federal, state and local authorities. In certain jurisdictions, we are required to obtain licenses or permits, to comply with standards governing employee selection and training and to meet certain standards in the conduct of our business. Many jurisdictions also require certain of our employees to obtain licenses or permits.

The security industry is also subject to requirements imposed by various insurance, approval, listing and standards organizations. Depending upon the type of subscriber served, the type of security service provided and the requirements of the applicable local governmental jurisdiction, adherence to the requirements and standards of such organizations is mandatory in some instances and voluntary in others. See “Operations—Monitoring Services.”

Our alarm monitoring business utilizes telephone lines and radio frequencies to transmit alarm signals. The cost of telephone lines, and the type of equipment which may be used in telephone line transmission, are currently regulated by both federal and state governments. The operation and utilization of radio frequencies are regulated by the Federal Communications Commission and state public utility commissions.

Intellectual Property

We have a registered service mark for the Monitronics name and we have a service mark for the Monitronics logo. We own certain proprietary software applications that we use to provide services to our dealers and subscribers. We do not hold any patents or other intellectual property rights on our proprietary software applications.

Legal Proceedings

We experience routine litigation in the normal course of our business. We do not believe that any pending or threatened litigation will have a material adverse effect on our operations or financial position.

Employees

At March 31, 2004, we employed over 500 individuals. Currently, none of our employees are represented by a labor union or covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Facility

Our present executive offices, central monitoring station and administrative offices consist of approximately 46,000 square feet, and are located in Dallas, Texas. We have entered into several leases with respect to this space with all leases expiring on December 31, 2005. On May 3, 2004, we entered into a new lease for our executive and administrative offices consisting of approximately 47,000 square feet located in Dallas, Texas adjacent to our current facility. The initial term of this lease is seven years with two five-year renewal option periods.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information with respect to our directors and executive officers. All directors are elected annually by our shareholders and serve until their successors are duly elected and qualified. Executive officers are elected by and serve at the will of our board of directors.

Name	Age	Position
James R. Hull	66	President, Chief Executive Officer and Chairman of the Board
Michael R. Meyers	47	Vice President, Chief Financial Officer and Assistant Secretary
Robert N. Sherman	57	Vice President, Operations, and Secretary
Stephen M. Hedrick	45	Vice President, Finance, and Treasurer
Michael D. Gregory	45	Vice President, Sales and Marketing
Barry P. Johnson	58	Vice President, Dealer Services
Rick L. Hudson	53	Vice President, Customer Services
Kenneth P. DeAngelis	52	Director
John Dirvin	43	Director
Jay M. Grossman	44	Director
Stephen M. Jenks	45	Director
Peter S. Macdonald	45	Director
Blaine F. Wesner	39	Director

James R. Hull has served as president, chief executive officer and one of our directors since October 1994. Prior to that time, Mr. Hull served as a consultant to and subsequently, president of, My Alarm, Inc., a security alarm monitoring company in Dallas, Texas for approximately four years. During the same period, Mr. Hull also assisted in the establishment of Financial Security Services, Inc., a private company which provides collateralized financing to the security industry, and served as its chairman. Mr. Hull also served as president for approximately five years of Network Multi-Family Security, Inc., a private company in Dallas, Texas, which Mr. Hull helped build from a concept to a company monitoring approximately 150,000 security alarm systems installed in multi-family projects in 35 states. In addition, Mr. Hull has over 30 years of senior management experience at the vice president and general management levels with companies in the high-tech and consumer related fields such as Control Data Corporation, Litton Medical Systems, Inc. and Parker Pen Company. Mr. Hull holds a B.S. in electrical engineering.

Michael R. Meyers joined us as a vice president and chief financial officer in July 1996. Prior to joining us, Mr. Meyers served as treasurer and vice president of Tyler Corporation, a diversified public holding company. He also served as senior vice president of Forest City Auto Parts, a 65-store auto parts retail division of Tyler Corporation. Prior to that time, Mr. Meyers served as director of finance for a paging subsidiary operation of PacTel Personal Communications, a cellular and paging company. Mr. Meyers is a certified public accountant and has over 20 years of accounting, finance and operations experience with Fortune 500, medium and small companies. Mr. Meyers holds a B.A. in economics, a B.B.A. in business and an M.B.A.

Robert N. Sherman joined us as our vice president, operations, and secretary in October 1994. From 1991 to 1994, Mr. Sherman served as vice president of My Alarm, Inc. Prior to that time, Mr. Sherman served as vice president of Network Multi-Family Security, Inc., which Mr. Sherman helped build from a concept to a company monitoring approximately 150,000 security alarm systems installed in multi-family projects in 35 states. Mr. Sherman holds a B.S. in electrical engineering, a M.S. in computer science and an M.B.A.

Stephen M. Hedrick joined us as our vice president, finance, and treasurer in December 1994. Prior to joining us, Mr. Hedrick served as director of finance and accounting for Access Communication (acquired by Shared Technologies-Fairchild), a shared tenant telecommunications provider. Prior to that time, Mr. Hedrick also served as vice president, finance and administration, for Terra Marine Engineering, Inc. (acquired by Geco-Prakla, a division of Schlumberger Limited), which developed a patented oil exploration technology. Mr. Hedrick is a certified public accountant and has over 20 years of accounting and business administration experience with both Fortune 500 and small, high-growth companies in the manufacturing, high-tech and telecommunications industries. Mr. Hedrick holds a B.B.A. in accounting.

Michael D. Gregory joined us as our vice president, marketing in February 1995. Prior to joining us, Mr. Gregory served as vice president of sales and marketing for Genstar Rentals, Inc. from 1993 to 1995. Prior to that time, Mr. Gregory was employed by GE Capital in various sales and marketing management positions. Mr. Gregory has 15 years experience in sales and marketing management and holds a B.S. in mechanical engineering and an M.B.A.

Barry P. Johnson joined us as director of dealer services in February 2000 and was promoted to vice president of dealer services in April 2001. Prior to joining us, Mr. Johnson was a financial planner with AXA Advisors from February 1999 to January 2000. In addition, from February 1983 to December 1998, Mr. Johnson served in positions such as production control manager and plant manager with Taylor Publishing Company. Mr. Johnson has over 30 years of business management experience and holds a B.B.A. and M.B.A.

Rick L. Hudson joined us in October 1995 as director of customer service and was promoted to vice president, customer services, in April 2001. Prior to joining us, Mr. Hudson served as director of service for Multi Technology Systems from 1993 to 1994 and director of service and installation for My Alarm, Inc. from 1991 to 1993. Prior to that time, Mr. Hudson served as vice president of customer services for Network Multi-Family. Mr. Hudson holds a B.S. in telecommunications.

Kenneth P. DeAngelis has served as a general partner of Austin Ventures, L.P., a venture capital firm, since May 1998 and has been associated with this firm since 1981. As general partner, Mr. DeAngelis manages the partnership’s investments, distributions and relationships with the firm’s limited partners. Mr. DeAngelis has served as one of our directors since October 1994 and serves on the board of directors of several privately owned companies.

John Dirvin is a partner of Austin Ventures, L.P., a venture capital firm. Mr. Dirvin has been associated with this firm since 1997 and has served as Chief Operating Officer since March 2001. From September 1997 to January 2001, Mr. Dirvin served as a principal and associate of this firm. Prior to joining Austin Ventures, Mr. Dirvin spent 13 years working in a variety of marketing and financial management roles in the TI Software and UNIX Computer businesses. Mr. Dirvin has served as one of our directors since April 2001.

Jay M. Grossman has served as a partner of ABRY Partners, LLC, a private equity investment firm, since April 1996. As general partner, Mr. Grossman initiates investment transactions and executes appropriate diligence and documentation. Prior to joining ABRY, Mr. Grossman was an investment banker specializing in media and entertainment at Kidder Peabody and at Prudential Securities. Mr. Grossman currently serves on the board of directors of several privately owned companies.

Stephen M. Jenks is a limited partner of Capital Resource Partners II, L.P., a private equity fund, the general partner of Capital Resource Management, a venture capital firm. Mr. Jenks has been associated with Capital Resource Partners since November 1993 where he served as a partner from 1998-2002 and Managing Partner since 2002. From 1990 until November 1993, Mr. Jenks was an associate with Norwest Venture Capital Management, a venture capital investment firm. Mr. Jenks has served as one of our directors since May 1996 and also serves on the board of directors of several privately owned companies.

Peter S. Macdonald is managing director, and a founding partner, of Windward Capital Management, a private equity investment firm, and has been associated with this firm since 1994. From 1987 until 1994, Mr. Macdonald served in various capacities for Credit Suisse First Boston’s mergers and acquisitions group. Mr. Macdonald has served as one of our directors since March 1999 and also serves on the board of directors of several privately owned companies.

Blaine F. Wesner has served as a general partner of Austin Ventures VI, L.P., Austin Ventures VII, L.P., and Austin Ventures VIII, L.P. since May 1998. Mr. Wesner joined Austin Ventures in 1990 and focuses on the firm’s communications investment area. Previously, Mr. Wesner was with Goldman Sachs & Co. in New York and was also the co-founder of Wesner Publications, a chain of suburban and community newspapers located throughout Oklahoma and Texas. Mr. Wesner has served as one of our directors since October 1994 and serves on the board of directors of several privately owned companies.

Executive Compensation

The following table contains summary information concerning the total compensation for the fiscal year ended June 30, 2003 paid to our chief executive officer and our four other most highly compensated executive officers serving in this capacity as of June 30, 2003, whose total salary and bonus exceeded $100,000 for that fiscal year. We refer to these persons as our “named executive officers.” None of our named executive officers received any stock option awards or restricted stock grants during the fiscal year ended June 30, 2003.

Summary Compensation Table

		Annual Compensation(1)		All Other Compensation
Name and Principal Position	Year	Salary	Bonus($)
James R. Hull President and Chief Executive Officer	2003	371,204.62	25,000.00	54,040.00	(2)
Michael R. Meyers Vice President and Chief Financial Officer	2003	224,848.81	15,000.00	1,697.57	(3)
Michael D. Gregory Vice President, Sales and Marketing	2003	137,513.68	15,000.00	948.53	(3)
Robert N. Sherman Vice President, Operations and Secretary	2003	125,531.51	20,000.00	930.33	(3)
Rick L. Hudson Vice President, Customer Services	2003	110,531.59	20,000.00	843.79	(3)

(1)	Except as set forth above, the named executive officers did not receive any annual compensation not properly characterized as salary or bonus, except for certain perquisites or other benefits the aggregate incremental cost of which did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for each such officer. We have a medical and health benefits plan and we provide term life insurance for our employees, however, such plans do not discriminate in scope, terms or operation in favor of executive officers or directors and are generally available to all salaried employees, except for the term life insurance premium paid for James R. Hull as noted in footnote (2) below. We have a 401(k) plan, but we do not have any pension plan.
(2)	Represents $2,940 in payments we made for the premium for James R. Hull’s $750,000 term life insurance policy, $2,000 in matching contributions to Mr. Hull’s 401(k) plan and $49,100 in payments for professional fees related to the preparation of Mr. Hull’s personal tax return.
(3)	Represents matching contributions to the named executive officer’s 401(k) plan.

Employment Agreements

James R. Hull has an employment agreement with us that automatically renews on November 1 of each year for successive one-year periods unless prior written notice of nonrenewal is given by us. The agreement provides that we may terminate the agreement for cause and no further payments will be due to Mr. Hull. However, if termination is for “nonperformance” by Mr. Hull, which is defined as a material adverse deviation between our actual results of operations or financial condition as compared to our business plan or future plans approved by our board of directors, we are required to pay Mr. Hull an amount equal to the greater of six months’ base salary or his base salary for the unexpired portion of the current term of the agreement. If we terminate Mr. Hull without cause, we are required to pay him his base salary for 24 months. The agreement also provides for a two year non-competition covenant following termination, except in the case of termination without cause.

In addition, we have entered into an agreement with Mr. Hull pursuant to which we paid Mr. Hull a $2,000,000 transaction fee in cash at the closing of the Refinancing Transactions. Up to 60% of the transaction fee paid to Mr. Hull at the closing of the Refinancing Transactions must be repaid by Mr. Hull if he leaves the company voluntarily or is terminated for cause during the 18-month period following the date of the payment of the transaction fee. The amount of the refund is dependent on the number of days of Mr. Hull’s employment during the 18-month period and will be equal to approximately $2,185 for each day remaining in the 18-month period following his termination of employment. Pursuant to the agreement, on November 7, 2003 we purchased 400,000 shares of Class A common stock owned by Mr. Hull’s family partnership at a purchase price of $1,000,000 in cash. The agreement also provides Mr. Hull with the right to sell up to $500,000 in value of his Class A common stock to us in each of the next five fiscal years at purchase prices per share based on a multiple of our cash flow. To the extent Mr. Hull does not sell $500,000 in value of his Class A common stock to us in any given fiscal year, he can sell the difference between $500,000 and the amount he sold to us in future fiscal years through fiscal year 2008. The agreement also provides that if we establish any stock option plans for our directors or executive officers while Mr. Hull is our chief executive officer, we must award Mr. Hull options to purchase at least 10% of the shares of our capital stock available for issuance under any such plans.

Michael R. Meyers has an employment agreement with us which terminates on August 31, 2006 and is automatically renewable on September 1, 2006 and on September 1 of each year thereafter for successive one-year periods unless written notice of nonrenewal is given by us. The agreement may be terminated by us for cause and in that event no further amounts will be due to Mr. Meyers. However, if termination is for nonperformance by Mr. Meyers, we are required to pay an amount equal to the greater of six months’ base salary or the base salary for the unexpired portion of the current term of the agreement. If the termination is without cause, we are required to pay an amount equal to the greater of nine months’ base salary or the base salary for the unexpired portion of the current term of the agreement. The agreement also provides for a two year non-competition covenant following termination, except in the case of termination without cause.

Robert N. Sherman also has an employment agreement with us which automatically renews on November 1 of each year for successive one-year periods unless written notice of nonrenewal is given by us. Mr. Sherman’s employment agreement provides that we may terminate the agreement for cause and no further payments will be due to Mr. Sherman. However, if termination is for nonperformance by Mr. Sherman or without cause, we are required to pay an amount equal to the greater of six months’ base salary or the base salary for the unexpired portion of the current term of the agreement. The agreement also provides for a two year non-competition covenant following termination, except in the case of termination without cause.

Michael D. Gregory also has an employment agreement with us which automatically renews on February 1 of each year for successive one-year periods unless written notice of nonrenewal is given by us. The agreement may be terminated by us for cause and in that event no further amounts will be due to Mr. Gregory. If the agreement is terminated for nonperformance by Mr. Gregory, he is entitled to his base salary for three months and if it is terminated without cause, he is entitled to the greater of his base salary for six months or the base salary for the unexpired portion of the current term of the agreement. The agreement also provides for a two year non-competition covenant following termination, except in the case of termination without cause.

Stock Option Plan

Our 1999 and 2001 stock option plans provide for grants of nonqualified stock options to our directors, executive officers, employees and consultants to promote our long-term financial success and, specifically, to retain and motivate our key personnel and consultants to make contributions to our success. Both plans are administered by our board of directors. Currently, neither plan has a pre-set formula or criteria for determining the number of options that may be granted to a director, executive officer, employee or consultant. The exercise price for an option granted under either plan may not be less than 100% of the fair market value of our Class A common stock on the date of grant. Our board of directors reviews and evaluates the overall compensation package of our executive officers and employees and determines the awards based on our overall performance and the individual performance of our executive officers and employees. The total number of shares of our Class A common stock that may be subject to options under the 1999 plan is 150,000 and under the 2001 plan is 250,000. As of March 31, 2004, options to purchase 92,000 shares of our Class A common stock are outstanding under the 1999 plan. As of March 31, 2004, no options had been granted under the 2001 plan.

Indemnification Agreements

Each member of our board of directors and each executive officer has entered into an indemnification agreement with us pursuant to which we have agreed to indemnify the director or executive officer to the fullest extent permitted by the Texas Business Corporation Act against expenses, judgments, penalties, fines and settlements incurred by or on behalf of the director in connection with any proceeding arising out of their services as a director or executive officer or their service in a representative capacity at our request.

Director Compensation

We do not provide compensation to any of our directors for their services as directors. Our directors are entitled to reimbursement of their reasonable out-of-pocket expenses incurred in connection with their travel to and attendance at meetings of the board of directors or committees thereof.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth information as of March 31, 2004 regarding beneficial ownership of our Class A common stock by

•	each person known to us to own more than 5% of any class of our outstanding shares;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

A person has beneficial ownership of shares if he has the power to vote or dispose of the shares. This power can be exclusive or shared, direct or indirect. In addition, a person is considered by Securities and Exchange Commission rules to beneficially own shares underlying warrants that are presently exercisable or will become exercisable within 60 days of the date of this prospectus. The shares listed in the table below include shares issuable upon the exercise of warrants that are presently exercisable or will become exercisable within 60 days of the date of this prospectus. The information presented below assumes the conversion into our Class A common stock of our Series A, Series C and Series D-1 preferred stock, each of which votes together with the Class A common stock as a single class on an as-converted basis. Our Series B and Series C-1 preferred stock are non-voting and are not included.

	Class A Common Stock(1)
Name and Address of Beneficial Owner	Number of Shares	Percent
Five Percent Holders

Austin Ventures III-A, L.P.(2) Austin Ventures III-B, L.P.(2) 300 West 6th Street, Suite 2300 Austin, Texas 78701	5,066,516	39.2%

ABRY Partners IV, L.P.(3) ABRY Investment Partnership, L.P.(3) 111 Huntington Avenue Boston, Massachusetts 02199	3,098,268	24.0%

Windward Capital Partners II, L.P.(4) Windward Capital LP II, LLC(4) 1177 Avenue of the Americas 42nd Floor New York, New York 10036	2,210,806	17.1%

Capital Resource Lenders II, L.P.(5) 85 Merrimac Street Suite 200 Boston, Massachusetts 02114	1,305,633	9.9%

Austin Ventures V, L.P.(6) Austin Ventures V Affiliates Fund, L.P.(6) 300 West 6th Street, Suite 2300 Austin, Texas 78701	1,009,393	7.2%

The Northwestern Mutual Life Insurance Company(7) 720 East Wisconsin Avenue Milwaukee, Wisconsin 53202	1,133,328	8.1%

Executive Officers and Directors

James R. Hull (8) 12801 Stemmons Freeway Suite 821 Dallas, Texas 75234	536,218	4.1%

	Class A Common Stock(1)(2)
Name and Address of Beneficial Owner	Number of Shares	Percent
Blaine F. Wesner (9) 300 West 6th Street, Suite 2300 Austin, Texas 78701	—	—

Kenneth P. DeAngelis (9) 300 West 6th Street, Suite 2300 Austin, Texas 78701	—	—

John Dirvin (9) 300 West 6th Street, Suite 2300 Austin, Texas 78701	—	—

Jay M. Grossman (10) 111 Huntington Avenue Boston, Massachusetts 02199	—	—

Peter S. Macdonald (11) 1177 Avenue of the Americas 42nd Floor New York, New York 10036	—	—

Stephen M. Jenks (12) 85 Merrimac Street, Suite 200 Boston, Massachusetts 02114	—	—

Robert N. Sherman 12801 Stemmons Freeway Suite 821 Dallas, Texas 75234	287,081	2.2%

Michael R. Meyers 12801 Stemmons Freeway Suite 821 Dallas, Texas 75234	125,784	*

Michael D. Gregory 12801 Stemmons Freeway Suite 821 Dallas, Texas 75234	71,933	*

Rick L. Hudson 12801 Stemmons Freeway Suite 821 Dallas, Texas 75234	52,274	*

All directors and executive officers as a group (13 persons)(8)(9)(10)(11)(12)	1,152,022	8.9%

*	Represents beneficial ownership of less than one percent.
(1)

As of March 31, 2004, there were 2,258,455 shares of our Class A common stock outstanding. Our outstanding Series A preferred stock is held by Austin Ventures III-A, L.P. (“AV III-A”) and Austin Ventures III-B, L.P. (“AV III-B”) and is currently convertible into 5,005,005 shares of our Class A common stock. Our outstanding Series B preferred stock is held by Austin Ventures V, L.P. (“AV-V”), Austin Ventures V Affiliates Fund, L.P. (“AV Affiliates”) and Capital Resource Lenders II, L.P. (“Capital Resource”) and is not currently convertible into any shares of our Class A common stock. Our outstanding Series C and Series C-1 preferred stock is held by Windward Capital Partners II, L.P. (“Windward LP”), Windward Capital LP II, LLC (“Windward LLC”) and Capital Resource, and the Series C preferred stock is currently convertible into

2,337,138 shares of our Class A common stock. The Series C-1 preferred stock is not currently convertible into any shares of our Class A common stock. Our outstanding Series D-1 preferred stock is held by ABRY Partners IV, L.P. (“ABRY IV”), ABRY Investment Partnership, L.P. (“ABRY Investment”) and Capital Resource and is currently convertible into 3,336,596 shares of our Class A common stock.

(2)	AV III-A owns of record 33,344 shares of Class A common stock and 2,168,400 shares of Series A preferred stock which are convertible into 2,713,213 shares of Class A common stock. AV III-B owns of record 28,167 shares of Class A common stock and 1,831,600 shares of Series A preferred stock which are convertible into 2,291,792 shares of Class A common stock. AV Partners III, L.P. is the general partner of AV III-A and AV III-B, and has sole voting and investment power over shares held by such entities. Kenneth P. DeAngelis, Joseph C. Aragona and Jeffrey C. Garvey, as general partners of AV Partners III, L.P., and Blaine F. Wesner as an assignee of AV Partners III, L.P., may be deemed to have shared voting and investment power over such shares. Each of Mr. DeAngelis, Mr. Aragona, Mr. Garvey and Mr. Wesner disclaims beneficial ownership of the shares held by funds affiliated with Austin Ventures, except to the extent of their pecuniary interest therein.
(3)	ABRY IV owns of record 64,959.9 shares of Series D-1 preferred stock which are convertible into 3,096,356 shares of Class A common stock. ABRY Investment owns of record 40.10 shares of Series D-1 preferred stock which are convertible into 1,912 shares of Class A common stock. Royce Yudkoff has sole voting and investment power over the shares held by ABRY IV as the sole member of ABRY Capital Partners, LLC, which is the sole general partner of ABRY Capital Partners, L.P., which is the sole general partner of ABRY IV. Mr. Yudkoff also has sole voting and investment power over the shares held by ABRY Investment as the sole member of ABRY Investment GP, LLC, which is the sole general partner of ABRY Investment.
(4)	Windward LP owns of record 1,264,031 shares of Series C preferred stock which are convertible into 2,096,116 shares of Class A common stock. Windward LLC owns of record 69,162 shares of Series C preferred stock which are convertible into 114,690 shares of Class A common stock. Peter S. Macdonald has sole voting and investment power over the shares held by Windward LLC as its managing member. Mr. Macdonald also has sole vesting and investment power over the shares held by Windward LP as the managing member of Windward LLC, which is the general partner of Windward LP.
(5)	Capital Resource owns of record 688,625 shares of Class A common stock, 76,182 shares of Series C preferred stock which are convertible into 126,332 shares of Class A common stock, 5,000 shares of Series D-1 preferred stock which are convertible into 238,328 shares of Class A common stock and warrants currently exercisable for 252,348 shares of Class A common stock. Robert C. Ammerman has sole voting and investment power over the shares held by Capital Resource as the sole general partner of Capital Resource Partners II, L.P., which is the general partner of Capital Resource.
(6)	AV V owns of record warrants currently exercisable for 961,327 shares of Class A common stock. AV Affiliates owns of record warrants currently exercisable for 48,066 shares of Class A common stock. AV Partners V, L.P. is the general partner of AV V and AV Affiliates and has sole voting and investment power over shares held by such entities. Mr. DeAngelis, Mr. Aragona, Mr. Garvey, Mr. Wesner and John D. Thornton, as general partners of AV Partners V, L.P., may be deemed to have shared voting and investment power over such shares. Each of Mr. DeAngelis, Mr. Aragona, Mr. Garvey, Mr. Wesner and Mr. Thornton disclaim beneficial ownership of the shares held by funds affiliated with Austin Ventures, except to the extent of their pecuniary interest therein.
(7)	Represents 1,133,328 shares of Class A common stock issuable upon the exercise of warrants owned of record by The Northwestern Mutual Life Insurance Company. No individual at The Northwestern Mutual Life Insurance Company has voting or investment power over shares owned by record by The Northwestern Mutual Life Insurance Company.
(8)	Hull Family Limited Partnership owns 536,218 shares of Class A common stock. James Hull Management Trust is the general partner of Hull Family Limited Partnership. James R. Hull is the sole trustee of James Hull Management Trust and, therefore, has sole voting and investment power over and is deemed to also beneficially own these shares.
(9)	Does not include 5,066,516 shares of Class A common stock beneficially owned by AV III-A and AV III-B and 1,009,393 shares of Class A common stock beneficially owned by AV V and AV Affiliates. Each of Mr. Wesner, Mr. DeAngelis and Mr. Dirvin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.

(10)	Does not include 3,098,268 shares of Class A common stock beneficially owned by ABRY IV and ABRY Investment. Mr. Grossman disclaims beneficial ownership of such shares.
(11)	Does not include 2,210,806 shares of Class A common stock beneficially owned by Windward LP and Windward LLC. Mr. Macdonald disclaims beneficial ownership of such shares.
(12)	Does not include 1,305,633 shares of Class A common stock beneficially owned by Capital Resource. Mr. Jenks disclaims beneficial ownership of such shares.

Recapitalization

We are in discussions with some of our equity sponsors to exchange their shares of preferred stock for shares of Class A common stock or shares of a new series of preferred stock. In connection with the recapitalization, we may sell additional shares of Class A common stock and redeem up to all of our outstanding Series C and Series C-1 preferred stock such that, following the new equity financing and the exchange, we will have only one series of preferred stock outstanding. These discussions are at a preliminary stage and no definitive agreement has been reached. We cannot assure you that any such transaction will be consummated or as to the final terms of such transaction.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On January 18, 2002, we borrowed an aggregate of $40 million from The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”) pursuant to a subordinated note and warrant purchase agreement. The subordinated notes initially accrued interest at 13.5% per annum, of which 12.0% per annum was payable in cash and 1.5% per annum was added to the outstanding principal amount, and were due and payable on January 18, 2009. We also issued warrants currently exercisable for 1,133,328 shares of Class A common stock at an exercise price of $0.01 per share in connection with the subordinated notes. A portion of the proceeds of the Refinancing Transactions were used to repay $20.5 million principal amount of the subordinated notes outstanding at a repurchase price of $23.2 million. The terms of the remaining $20.5 million principal amount of subordinated notes were amended to extend the maturity to March 1, 2010 and to provide that the 1.5% per annum interest to be added to the outstanding principal amount be increased to 2.5% per annum on December 15, 2003 with the increased rate to be applied retroactively to August 25, 2003. In connection with the repurchase and amendment of the subordinated notes, Northwestern Mutual received a fee of approximately $205,000.

On October 21, 1994, AV III-A and AV III-B purchased an aggregate of 2,000,000 shares of our Series A preferred stock for $1.00 per share and subsequently acquired 2,000,000 additional shares of our Series A preferred stock at a purchase price of $1.00 per share.

On May 19, 1997, AV-V purchased 4,000,000 shares of our Series B preferred stock for $1.00 per share and Capital Resource purchased 1,000,000 shares of our Series B preferred stock for $1.00 per share. AV-V and Capital Resource also acquired warrants currently exercisable for 1,009,393 shares and 252,348 shares, respectively, of our Class A common stock with an exercise price of $0.01 per share, in connection with their acquisition of Series B Preferred Stock. AV-V subsequently transferred 190,476 shares of our Series B preferred stock and warrants currently exercisable for 48,066 shares of Class A common stock to AV Affiliates. See “Description of Capital Stock—Preferred Stock” for a further discussion.

On March 9, 1999, Windward LP purchased 1,253,096 shares of our Series C preferred stock for $19.689579 per share, Windward LLC purchased 80,097 shares of our Series C preferred stock for $19.689579 per share and Capital Resource purchased 76,182 shares of our Series C preferred stock for $19.689579 per share. Windward LLC subsequently transferred 10,935 shares of our Series C preferred stock to Windward LP On April 27, 2001, the 1,409,375 shares of our Series C preferred stock issued and outstanding were exchanged for 1,409,375 shares of our newly issued Series C preferred stock and 251,420 shares of our newly issued Series C-1 preferred stock.

On April 27, 2001, ABRY IV purchased 49,959.9 shares of our Series D-1 preferred stock for $1,000 per share and ABRY Investment purchased 40.10 shares of our Series D-1 preferred stock for $1,000 per share. On January 18, 2002, ABRY IV purchased an additional 14,987.97 shares of Series D-1 preferred stock, ABRY IV purchased 12.03 shares of Series D-1 preferred stock and Capital Resource purchased 5,000 shares of Series D-1 preferred stock each at $1,000 per share.

Northwestern Mutual has the contractual preemptive right to purchase its pro rata share, based on the number of warrants or warrant shares owned by it in relation to the fully diluted outstanding shares of our Class A common stock, of any subordinated debt, with certain exceptions, proposed to be issued by us at any time prior to the closing of a firm commitment underwritten public offering of shares of our Class A common stock meeting certain criteria, which we refer to in this prospectus as a “qualified public offering.”

Each of AV III-A, AV III-B, AV-V, AV Affiliates, Windward LP, Windward LLC, Capital Resource, ABRY IV, ABRY Investment, Northwestern Mutual and Hull Family Limited Partnership have the additional contractual preemptive right to purchase a pro rata share, based on the number of shares of our common stock beneficially held by them in relation to the fully diluted outstanding shares of our common stock (assuming conversion, exercise or exchange of all outstanding equity securities of the company), of any equity securities, with certain exceptions, proposed to be issued by us at any time prior to the closing of a qualified public offering.

The holders of two-thirds of our shares of Class A common stock issuable upon conversion of our Series A preferred stock and Series C preferred stock may each at any time request, on two separate occasions, that we register for public resale the shares of our Class A common stock owned by them. Following an initial public offering of our securities, the holders of two-thirds of the outstanding Series C preferred stock, and the holders of two-thirds of the outstanding Series D-1 preferred stock may each at any time request, on two separate occasions, that we register for public resale the shares of our Class A common stock owned by them upon conversion of their respective preferred stock. Following an initial public offering of our securities, the holders of two-thirds of the outstanding warrants held by Northwestern Mutual may at any time request on one occasion that we register for public resale the shares of our Class A common stock owned by them upon exercise of their warrants. After an initial public offering of our securities, each of AV III-A, AV III-B, AV-V, AV Affiliates, Capital Resource, Windward LP, Windward LLC, ABRY IV, ABRY Investment and Northwestern Mutual has the right, subject to certain conditions, to request, on two occasions in any 12-month period, that we register for public resale the shares of our Class A common stock owned by them. AV III-A, AV III-B, AV-V, AV Affiliates, Capital Resource, Hull Family Limited Partnership, Windward LP, Windward LLC, ABRY IV, ABRY Investment and Northwestern Mutual also have the right to include shares of our Class A common stock owned by them in any registration statement proposed to be filed by us to register any of our securities provided the form of registration statement may be used for registration of their shares, and subject to certain other rights we may have to not include their shares. We have agreed to pay all expenses of the foregoing registration statements, other than underwriting fees, discounts or commissions.

We have entered into an agreement with James R. Hull, our president, chief executive officer and founder, pursuant to which we paid Mr. Hull a $2 million transaction fee in cash at the closing of the Refinancing Transactions for his significant involvement in structuring the Refinancing Transactions and negotiating with our shareholders, noteholders and bank syndicate members. Pursuant to the agreement, on November 7, 2003, we purchased 400,000 shares of Class A common stock owned by Mr. Hull’s family partnership at a purchase price of $1,000,000 in cash. The agreement also gives Mr. Hull the right to sell up to $500,000 in value of his Class A common stock to us in each of the next five fiscal years at purchase prices per share based on a multiple of our cash flow. See “Management—Employment Agreements” for a more complete discussion of the terms of Mr. Hull’s agreement.

We paid an advisory fee of $2.7 million to ABRY Partners LLC, an affiliate of ABRY Capital Partners, L.P., in connection with their services in advising on the terms and the structure of the Refinancing Transactions. An affiliate of ABRY Capital Partners, L.P. purchased old notes in the offering related to the Refinancing Transactions.

On August 25, 2003, in connection with the redemption of our 12% senior subordinated notes due June 30, 2007 and pursuant to the terms of the agreement under which these notes were purchased, the warrants held by AV III-A, AV III-B and Capital Resource which were issued in connection with the purchase of these notes were automatically converted, through a cashless exercise, into 33,344, 28,167 and 688,625 shares, respectively, of our Class A common stock.

DESCRIPTION OF INDEBTEDNESS

Credit Facility

General

We have entered into a senior secured credit facility with Fleet National Bank (“Fleet”), as administrative agent, Bank of America, N.A., as syndication agent and a syndicate of lenders, including Fleet and Bank of America, N.A. The following summary is not complete and is subject to, and qualified in its entirety by reference to, the Credit Agreement, which is an exhibit to the prospectus.

The senior secured credit facility provides for an aggregate principal amount of $320 million, consisting of a $145 million revolving credit facility and a $175 million term loan facility. The facility also provides for the possibility, subject to the satisfaction of various conditions, that it may be increased in an additional amount of up to $150 million. Our ability to increase our credit facility will be subject to our compliance with the financial covenants under the indenture governing the notes. The revolving credit facility matures on August 25, 2008, and the term loan facility matures on August 26, 2009.

Security

Indebtedness under our senior secured credit facility is secured by all of our assets, including alarm monitoring contracts, service agreements, non-compete agreements and alarm purchase agreements.

Interest

Indebtedness under our credit facility bears interest at a floating rate based, at our option, upon (a) Fleet’s base rate, or (b) the London Interbank Offered Rate, which we refer to herein as “LIBOR,” plus the applicable LIBOR or base rate margin. Fleet’s base rate is the annual rate of interest announced from time to time by Fleet as its base rate. The base rate margin applicable to the revolving credit facility will vary from 2.25% to 3.00% and the LIBOR margin applicable to the revolving credit facility will vary from 3.25% to 4.00%, in each case, depending on the ratio of our total debt to our annualized quarterly net operating income, as defined in the documentation applicable to the credit facility. The term loan will bear interest at LIBOR plus 4.50%. Interest periods for LIBOR based loans shall be, at our option, one, two, three and six months. Interest on base rate loans is payable quarterly in arrears and interest on LIBOR loans is payable on the last day of the interest period therefor and, if longer than three months, at three month intervals. At any time when we are in default under our credit facility, indebtedness under the credit facility shall bear interest at 2.00% above the rate that would otherwise be applicable.

Commitment Fee

We will be required to pay a commitment fee, payable quarterly in arrears, on the unused portion of our new revolving credit facility based upon the sum of the average unused portion of the revolving credit facility during the quarter, equal to either .75% if we borrow less than 50% of the total amount available to us under such credit facility or .5% if we borrow more than 50% of the total amount available to us under such credit facility.

Repayment

The revolving credit facility provides for commitment reductions of 5% per quarter beginning on December 31, 2006. The term loan facility provides for scheduled amortization of 1% per year during years one through three of the term loan facility, 5% per year in year four of the term loan facility, and 12% per year in year five of the term loan facility, in each case, payable quarterly.

The credit facility provides for mandatory prepayments:

•	upon certain asset dispositions by us or certain casualty events affecting our properties;

•	upon certain issuances of our capital securities; and

•	with proceeds of certain issuances of debt securities other than the issuance of the new notes in the exchange offer.

Amounts under our credit facility may be voluntarily prepaid without premium or penalty subject to three business days written notice. All costs associated with early termination of LIBOR loans will be borne by us.

Covenants

The credit facility requires us to meet certain financial tests, including:

•	an interest coverage ratio, defined as net operating income for the trailing three month period ending on the calculation date, to interest expense for such trailing three month period, of at least 2.75 to 1.0;

•	a senior leverage ratio, defined as total senior debt as of the last day of the immediately preceding month to the product of four times the net operating income for the trailing three month period ending on the calculation date, not to exceed 2.15 to 1.0;

•	a total leverage ratio, defined as total debt as of the last day of the immediately preceding period to the product of four times the net operating income for the trailing three month period ending on the calculation date, of at least:

•	4.0 to 1.0 through June 29, 2005;

•	3.75 to 1.0 from June 30, 2005 through June 29, 2006;

•	3.50 to 1.0 from June 30, 2006 through June 29, 2007; and

•	3.25 to 1.0 for periods thereafter;

•	a fixed charge coverage ratio, defined as net operating income to fixed charges, in each case for the trailing twelve month period ending on the calculation date, of at least 1.75 to 1.0; and

•	an annual limit on our capital expenditures of $4.5 million per fiscal year, but we may carry forward up to $400,000 of permitted but unused capital expenditures from the immediately preceding year.

Our failure to comply with any of the foregoing financial tests will result in an event of default under the credit facility, and our lenders may terminate all of our commitments under the credit facility and declare all amounts owing under the credit facility to become immediately due and payable. At March 31, 2004 we were, and currently we are, in compliance with all such tests.

Our credit facility also contains customary negative covenants that, among other things, limit:

•	the incurrence of additional indebtedness except the credit facility, permitted debt, certain purchase money obligations, capital leases, trade obligations in the ordinary course of business and certain other debt;

•	the creation of additional liens on our assets;

•	mergers, business combinations, acquisitions and investments;

•	dividends or other restricted payments in respect of our capital stock;

•	transactions with affiliates;

•	sales of assets other than assets sold or disposed of in the ordinary course of business other than permitted dispositions in a maximum amount per year; and

•	changes in our lines of business.

Events of Default

Our credit facility contains customary events of default, including:

•	payment defaults;

•	breach of representations or warranties and non-performance of covenants and obligations, subject to certain cure periods;

•	defaults on other indebtedness;

•	bankruptcy and insolvency;

•	impairment of security;

•	unsatisfied judgments;

•	certain change of control events;

•	failure to obtain or cessation of material authorizations or licenses; and

•	actual or asserted invalidity of loan documentation.

Subordinated Notes

We have $20.7 million principal amount of 14.5% subordinated notes due March 1, 2010 outstanding and held by The Northwestern Mutual life Insurance Company. We originally issued $40 million of these subordinated notes to The Northwestern Mutual Life Insurance Company on January 18, 2002 in a transaction exempt from the registration requirements of the Securities Act in reliance on Rule 4(2) promulgated thereunder. These notes are unsecured and will be subordinated in right of payment to our new senior secured credit facility and the new notes. Interest on the subordinated notes is payable semiannually in arrears on June 30 and December 31. The subordinated notes originally matured on January 18, 2009 and accrued interest at a rate of 13.5% per annum, of which 12.0% per annum was payable in cash and the remaining 1.5% per annum added to the outstanding principal amount. In connection with our refinancing on August 25, 2003, we amended the terms of the subordinated notes to extend the maturity to March 1, 2010. In addition, the 1.5% per annum interest added to the outstanding principal amount of the subordinated notes increased to 2.5% per annum on December 15, 2003, and the increased interest rate applies retroactively to August 25, 2003. The subordinated notes are redeemable at our option, in whole or in part, at a redemption price of 105% of their principal amount (declining annually each January 19 by 1% to 100% on January 19, 2008) plus accrued and unpaid interest. A change of control would require us to offer to prepay the subordinated notes at such redemption prices.

The agreement governing the subordinated notes requires us to meet certain financial tests, including:

•	an interest coverage ratio, defined as net operating income for the trailing three month period ending on the calculation date to interest expense for such trailing three month period, of at least 2.47 to 1.0;

•	a senior leverage ratio defined as total senior debt as of the last day of the immediately preceding month to the product of four times the net operating income for the trailing three month period ending on the calculation date, not to exceed 2.37 to 1.0;

•	a total leverage ratio, defined as total debt as of the last day of the immediately preceding period to the product of four times the net operating income for the trailing three month period ending on the calculation date, of at least:

•	4.40 to 1.0 through June 29, 2005;

•	4.13 to 1.0 from June 30, 2005 through June 29, 2006;

•	3.85 to 1.0 from June 30, 2006 through June 29, 2007; and

•	3.58 to 1.0 for periods thereafter;

•	a fixed charge coverage ratio, defined as net operating income to fixed charges, in each case for the trailing twelve month period ending on the calculation date, of at least 1.57 to 1.0; and

•	an annual limit on our capital expenditures of $4.95 million per fiscal year, but we may carry forward up to $440,000 of permitted but unused capital expenditures for the immediately preceding year.

Our failure to comply with any of the foregoing financial tests will result in an event of default under the subordinated note agreement and the noteholders may declare all amounts owing under the subordinated note agreement to become immediately due and payable. At March 31, 2004 we were, and currently we are, in compliance with all of the financial ratios in the subordinated note agreement.

The subordinated note agreement also contains customary negative covenants that, among other things, limit:

•	the incurrence of additional indebtedness except senior debt (including the credit facility and the 11¾% senior subordinated notes due 2010), the subordinated notes, permitted debt, certain purchase money obligations, capital leases, trade obligations in the ordinary course of business and certain other debt;

•	the creation of additional liens on our assets;

•	mergers, business combinations, acquisitions and investments;

•	dividends or other restricted payments in respect of our capital stock;

•	transactions with affiliates;

•	sales of assets other than assets sold or disposed of in the ordinary course of business other than permitted dispositions in a maximum amount per year; and

•	changes in our lines of business.

Our failure to comply with any of the foregoing covenants constitutes an event of default.

The agreement governing the subordinated notes contains other events of default, some of which could occur without an event of default occurring under the indenture governing the notes to be issued in connection with this offering. If an event of default occurs and is continuing, holders of 66 2/3% of the outstanding principal amount of subordinated notes may declare the subordinated notes payable at the redemption prices discussed above, together with all accrued and unpaid interest.

DESCRIPTION OF NEW NOTES

The form and terms of the new notes are the same as the form and terms of the old notes, except that the new notes have been registered under the Securities Act, will not bear legends restricting the transfer thereof, will not be entitled to registration rights under the registration rights agreement, and will not contain provisions relating to additional interest. The terms of the new notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

You can find the definitions of terms used in this description under the subheading “Definitions.” In this description, the word “notes” refers to the new notes and the old notes.

We will issue the notes under the same indenture as the old notes, which is dated as of August 25, 2003 and is between us and The Bank of New York Trust Company, N.A. (formerly known as The Bank of New York Trust Company of Florida, N.A.), as trustee.

Subject to the covenant described below under “Covenants—Limitation on Incurrence of Additional Debt and Issuance of Capital Stock” and other applicable laws, we may issue additional notes under the indenture. The old notes, the new notes and any additional notes issued from time to time in accordance with the terms of the indenture will constitute a single class of debt securities under the indenture. If the exchange offer is consummated, holders of old notes who do not exchange new notes for their old notes will vote together with holders of the new notes and, if applicable, any holders of additional notes for all relevant purposes under the indenture. Accordingly, in determining whether the required holders have given any notice, consent or waiver or taken any other action permitted under the indenture, any old notes that remain outstanding after the exchange offer will be aggregated with the new notes and, if applicable, any additional notes, and the holders of the old notes, the new notes and the additional notes will vote together as a single class. All references in this prospectus to specified percentages in aggregate principal amount of the notes that are outstanding means, at any time after the exchange offer is consummated, the percentage in aggregate principal amount of the old notes, the new notes and the additional notes then outstanding.

The following description is a summary of the provisions of the indenture that we believe to be material and of interest to you and does not restate that agreement in its entirety. We encourage you to read the indenture because that agreement, and not this description, will define your rights as a holder of the notes. Any references in this summary to dollar amounts are to U.S. dollars and include the foreign currency equivalent of that amount determined at the relevant time to the extent proceeds, transactions or other amounts are denominated, in whole or in part, in a currency other than U.S. dollars.

Principal, Maturity and Interest

The notes will be our senior subordinated unsecured obligations. We will initially issue approximately $160.0 million aggregate principal amount of new notes in this offering in exchange for the old notes.

The notes will mature on September 1, 2010. Interest on the notes will accrue at a rate of 11 3/4% per annum and will be payable semi-annually in arrears on March 1 and September 1, commencing on March 1, 2004. We will pay interest to those persons or entities who were holders of record on the February 15 or August 15 immediately preceding each interest payment date.

Interest on the notes will accrue from the date of original issuance of the old notes or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

We will make all payments on the notes at the office or agency of the paying agent and registrar within the City and State of New York. The trustee will initially act as paying agent and as registrar for the notes. We may change the paying agent or registrar without prior notice to the trustee or noteholders. Subject to compliance with any applicable laws or regulations, we or any of our subsidiaries may act as paying agent or registrar.

We currently have no subsidiaries. It is expected that any subsidiaries we create in the future will be “Restricted Subsidiaries.” The notes will be fully and unconditionally guaranteed by each of our future domestic restricted subsidiaries. These subsidiary note guarantees will be joint and several obligations of the guarantors. Each note guarantee will be subordinated to the prior payment in full of all Senior Debt of that guarantor. We anticipate that the guarantors will also guarantee all obligations under the Credit Agreement, and each guarantor will grant a security interest in all or substantially all of its assets to secure the obligations under the Credit Agreement. The obligations of each guarantor under its note guarantee will be limited to prevent that note guarantee from constituting a fraudulent conveyance under applicable law.

Under the circumstances described below under the subheading “Restrictive Covenants—Limitation on Restricted Payments,” we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Unrestricted Subsidiaries will not guarantee the notes.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture and compliance with applicable securities laws. We, the registrar or the trustee may require a holder to, among other things, furnish appropriate endorsements and transfer documents in connection with a transfer or exchange of notes. We may require a holder to pay any transfer or other taxes and governmental or other fees payable in connection with a transfer or exchange of notes. We are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

The registered holder of a note will be treated as owning the note for all purposes.

Subordination

The notes:

•	will be our senior subordinated unsecured obligations and will rank equally with all of our senior subordinated Indebtedness;

•	will be subordinated in right of payment to all of our existing and future Senior Debt; and

•	will be senior in right of payment to all of our existing and any future subordinated Indebtedness.

The payment of principal, premium, interest and all other amounts payable with respect to the notes will be subordinated to the prior payment in full in cash of all of our Senior Debt as described below.

The holders of Senior Debt will be entitled to receive payment in full in cash of all obligations due in respect of Senior Debt before the holders of the notes will be entitled to receive any payment with respect to the notes (except that holders of notes may receive and retain Permitted Junior Securities and payment made from the trust described under the caption “Defeasance”), in the event of any payment or distribution to our creditors:

(1) in a liquidation, dissolution or winding up of us or any guarantor;

(2) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us, any guarantor or its property;

(3) in an assignment for the benefit of creditors; or

(4) in any marshalling of the assets and liabilities of ours or any guarantor.

We also may not make any payment in respect of the notes (except in Permitted Junior Securities or from the trust described under the caption “Defeasance”) if:

(1) a payment default on Designated Senior Debt occurs and is continuing; or

(2) any other default occurs and is continuing on Designated Senior Debt that permits holders of the Designated Senior Debt to accelerate its maturity and the trustee receives a notice of such default (a “Payment Blockage Notice”) from us or the holders or representatives of any Designated Senior Debt.

We are obligated to resume payments on the notes:

(1) in the case of a payment default, upon the date on which such default is cured or waived; and

(2) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated.

No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice and all scheduled payments on the notes have been paid in full in cash.

No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such first nonpayment default shall have been cured or waived for a period of not less than 90 days.

We must promptly notify holders of Senior Debt if payment of the notes is accelerated because of an Event of Default.

As a result of the subordination provisions described above, in the event of our bankruptcy, liquidation or reorganization, holders of the notes may recover less ratably than other creditors of ours, including those who are holders of Senior Debt.

As of March 31, 2004, we had $381.2 million of Indebtedness outstanding, $201.4 million of which was Senior Debt and $20.7 million was subordinated to the notes.

Optional Redemption

We may choose to redeem the notes at any time. If we do so, we may redeem all or any portion of the notes, at once or over time, after giving the required notice under the indenture.

To redeem the notes prior to September 1, 2007, we must pay a redemption price equal to 100% of the principal amount of the notes to be redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means, with respect to any note on any redemption date, the greater of (1) 1.0% of the principal amount of such note and (2) the excess of (a) the present value at such redemption date of (i) the redemption price of such note at September 1, 2007 (such redemption price being set forth in the table below) plus (ii) all required interest payments due on such note through September 1, 2007 (exclusive of interest accrued but unpaid to the date of redemption), computed using a discount rate equal to the Treasury Rate on such redemption date, plus 50 basis points, over (b) the principal amount of such note.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such statistical release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to September 1, 2007; provided, however, that if the period from the redemption date to September 1, 2007 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Beginning on September 1, 2007, we may redeem the notes at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following prices are for notes redeemed during the 12-month period commencing on September 1 of the years set forth below, and are expressed as percentages of principal amount:

Year	Percentage
2007	108.000%
2008	102.938%
2009	100.000%

In addition, on or prior to September 1, 2006, we may, at our option, redeem up to 25% of the aggregate principal amount of notes issued under the indenture (including additional notes, if any, issued subsequent to this offering) at a redemption price equal to 111.750% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date, with the net cash proceeds of one or more offerings of Capital Stock (other than Disqualified Stock) of us or of a Holding Company (to the extent, in the case of a Holding Company, that the net cash proceeds thereof are used to purchase Capital Stock (other than Disqualified Stock), or are contributed to the common equity capital, of our company); provided that (1) at least 75% of the original aggregate principal amount of notes (including additional notes, if any, issued subsequent to this offering) remain outstanding immediately after the occurrence of any such redemption (excluding notes held by us and our Subsidiaries) and (2) such redemption shall occur within 90 days of the date of the closing of such offering.

Sinking Fund

There will be no mandatory sinking fund payments for the notes.

Repurchase at the Option of Holders Upon a Change of Control

If a Change of Control occurs, each holder of notes will have the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the indenture. In the Change of Control Offer, we will offer a payment (the “Change of Control Payment”) in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, to the date of purchase. Within 30 days following any Change of Control, we will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control payment date specified in the notice, which date will be no earlier than 30 days and no later than 90 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the indenture by virtue of such conflict.

On the Change of Control payment date, we will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes we are purchasing.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000. We will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control payment date.

“Change of Control” means the occurrence of any of the following events:

(1) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of ours and our Restricted Subsidiaries taken as a whole or the Holding Company and its Subsidiaries taken as a whole to any person or entity or group of related persons or entities for purposes of Section 13(d) of the Exchange Act (a “Group”), other than to the Permitted Holders;

(2) the acquisition by any person, entity or Group (other than the Permitted Holders or a Holding Company) of the power, directly or indirectly, to vote or direct the voting of securities having more than 50% of the ordinary voting power for the election of our directors or, if we are a Subsidiary of a Holding Company, such Holding Company;

(3) the first day on which a majority of the members of our board of directors or a Holding Company’s board of directors are not Continuing Directors; or

(4) a “change in control” event occurs under the terms of the 14.5% subordinated notes due March 1, 2010 while such notes are outstanding or a “change in control” or “change in management” event occurs under the terms of the Credit Agreement.

Solely for purposes of determining whether a Change of Control has occurred under clause (2) above, if we become a Subsidiary of a Holding Company and thereafter cease to be a wholly-owned Subsidiary of such Holding Company, then the acquisition or ownership by any person, entity or Group (other than the Permitted Holders or a subsequent Holding Company) of the power, directly or indirectly, to vote or direct the voting of securities having any percentage of the ordinary voting power for the election of directors of the former Holding Company (the “Holdings Percentage”) shall be deemed to be the acquisition or ownership of that percentage of the ordinary voting power for the election of our directors equal to the product of the Holdings Percentage multiplied by the percentage of the ordinary voting power for the election of our directors held by the former Holding Company.

The provisions described above that require us to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. We will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

The trustee may not waive the covenant to make a Change of Control Offer. Restrictions in the indenture on our and our Restricted Subsidiaries’ ability to incur additional indebtedness, to grant liens on property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage an acquisition of our company, whether favored or opposed by our management or board of directors. These restrictions and the restrictions on transactions with Affiliates may make more difficult or discourage any leveraged buyout of our company or any of our Subsidiaries by our management. Consummation of any such transaction may require a repurchase of the notes, and neither we nor the acquiring party may have sufficient financial resources to effect such repurchase. In addition, the terms of the Credit Agreement and the indenture may restrict our ability to obtain the financing necessary to fund a Change of Control Offer.

The occurrence of a Change of Control under the indenture will result in an event of default under the Credit Agreement and our lenders will have the right to require repayment of the borrowings thereunder in full. Our obligations under the Credit Agreement will represent obligations senior in right of payment to the notes. Consequently, the subordination provisions of the indenture will have the effect of precluding our purchase of the notes in the event of a Change of Control, absent consent of the lenders under the Credit Agreement or repayment of all amounts outstanding thereunder (although our failure to comply with our obligations in the event of a Change of Control will constitute a default under the notes). The indenture provides that prior to complying with any of the provisions of this “Change of Control” covenant, but in any event within 90 days following a Change of Control, we will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of notes required by this covenant. We cannot assure you that we will have adequate resources to repay or refinance all indebtedness owing under the Credit Agreement or to fund the purchase of any notes upon a Change of Control.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of our company and our Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase our notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of our company and our Restricted Subsidiaries taken as a whole to another person, entity or group may be uncertain.

We may in the future enter into transactions, including acquisitions, refinancings or other recapitalizations or highly leveraged transactions, that would not constitute a Change of Control that would require us to make a Change of Control Offer, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings or adversely affect the holders of the notes. The indenture does not contain provisions that would permit the holders of the notes to require us to purchase or redeem the notes upon the occurence of these transactions.

Restrictive Covenants

Limitation on Debt and Issuance of Disqualified Stock. We will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and we will not, and will not permit any of our Restricted Subsidiaries to, issue any Disqualified Stock (other than to us or a Wholly Owned Restricted Subsidiary); provided, however, that we and any guarantor may incur Indebtedness (including Acquired Debt) and issue shares of Disqualified Stock if our Leverage Ratio at the time of the incurrence of such Indebtedness or issuance of such Disqualified Stock, after giving pro forma effect thereto (including a pro forma application of the use of proceeds therefrom), is less than 4.5 to 1.0.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness or issuance of Disqualified Stock (collectively, “Permitted Debt”):

(1) the incurrence by us and the guarantors of Indebtedness pursuant to the Credit Agreement (including letter of credit obligations) in an aggregate principal amount outstanding under this clause (1) at any one time not to exceed $320 million, less the aggregate amount of all Net Proceeds of Asset Sales applied by us or any Restricted Subsidiary to repay any Indebtedness under the Credit Agreement (and, in the case of any revolving credit Indebtedness under the Credit Agreement, to effect a corresponding commitment reduction thereunder) pursuant to the “Limitation on Asset Sales” covenant;

(2) our incurrence of Existing Indebtedness;

(3) our incurrence of Indebtedness represented by the notes issued on the date of the indenture and any guarantees of such notes by the guarantors;

(4) the incurrence by us or any of our Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4) and (8) of this paragraph, or the issuance by us or any of our Restricted Subsidiaries of Permitted Refinancing Disqualified Stock in exchange for, or the net proceeds of which are used to refund, refinance or replace Disqualified Stock (other than intercompany Disqualified Stock) that was permitted by the indenture to be issued;

(5) the incurrence by us or any of our Restricted Subsidiaries of intercompany Indebtedness between or among us and any of our Restricted Subsidiaries; provided, however, that (i) if we or any guarantor are the obligor, such Indebtedness must be unsecured, evidenced by a promissory note and expressly subordinated to the prior payment in full in cash of all obligations under the notes, and (ii) (a) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a person or entity other than us or a Restricted Subsidiary of ours and (b) any sale or other transfer of any such Indebtedness to a person or entity that is not either us or a Restricted Subsidiary of ours shall be deemed, in each case, to constitute an incurrence of such Indebtedness by us or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (5);

(6) the incurrence by us or any of our Restricted Subsidiaries of Hedging Obligations, provided that such obligations are entered into for bona fide hedging purposes and not for speculative purposes;

(7) the incurrence by us and our Restricted Subsidiaries of additional Indebtedness in an aggregate amount not to exceed $25.0 million at any one time outstanding (which amount may, but need not, be incurred under the Credit Agreement);

(8) the incurrence by us or our Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of us or such Restricted Subsidiary at the time of such incurrence (whether through a direct purchase of assets or the Capital Stock of any person or entity owning solely those assets) in an aggregate principal amount not to exceed $10.0 million at any time outstanding; and

(9) the guarantee by us or any guarantor of Indebtedness of us or a Restricted Subsidiary of ours that was permitted to be incurred by another provision of this covenant.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (9) above or is entitled to be incurred pursuant to the first paragraph of this covenant, we may, in our sole discretion,

(i) at the time the proposed Indebtedness is incurred, classify all or a portion of that item of Indebtedness on the date of its incurrence under either the first paragraph of this covenant or under any category of Permitted Debt described in clauses (1) through (9) above; and

(ii) reclassify at any later date all or a portion of that or any other item of Indebtedness as being or having been incurred in any manner that complies with this covenant;

provided, that, in each case, Indebtedness under the Credit Agreement outstanding on the date the notes are first issued under the indenture is deemed to be incurred pursuant to clause (1) of the second paragraph of this covenant.

Accrual of interest, accretion or amortization of original issue discount and the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

Limitation on Restricted Payments. We will not make, and will not permit any Restricted Subsidiary to make, directly or indirectly, any Restricted Payment unless at the time of, and after giving effect to, such proposed Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence of the proposed Restricted Payment;

(2) we would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable latest full fiscal quarter, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the test set forth in the first paragraph of the covenant described under the caption “Limitation on Debt and Issuance of Disqualified Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by us and our Restricted Subsidiaries after the date on which the notes are originally issued under the indenture (excluding Restricted Payments permitted by clauses (2), (3), (5), (7), (8) and (9) of the next succeeding paragraph), is less than the sum, without duplication, of

(a) 50% of our Consolidated Net Income for the period (taken as one accounting period) beginning October 1, 2003 to the end of our most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b) 100% of the aggregate net proceeds, including the fair market value of property other than cash as determined by our board of directors in good faith, received by us since the date on which the notes are originally issued under the indenture (i) from the issue or sale of Equity Interests (other than Disqualified Stock) (including, without limitation, in a merger, consolidation, acquisition of property or any other form of transaction involving the issue or sale of Capital Stock (other than Disqualified Stock)), (ii) from the issue or sale of our Disqualified Stock or debt securities that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Restricted Subsidiary of ours), and (iii) from other capital contributions to us (including, without limitation, through the merger or consolidation of an entity with and into us not involving the issuance or delivery of securities or any other consideration by us or any Restricted Subsidiary), plus

(c) the amount equal to the net reduction in Investments (other than Permitted Investments) made by us or any of our Restricted Subsidiaries in any entity after the date on which the notes are originally issued under the indenture resulting from, and without duplication (i) repurchases or redemptions of such Investments by such entity, proceeds realized upon the sale of such Investment to an unaffiliated purchaser and repayments of loans or advances or other transfers of assets by such entity to us or any Restricted Subsidiary of ours or (ii) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”), not to exceed the amount of Investments previously made by us or any of our Restricted Subsidiaries, which amount was included in the calculation of Restricted Payments; provided, however, that no amount shall be included under this clause (c) to the extent it is already included in Consolidated Net Income.

The preceding provisions will not prohibit:

(1) the payment of any dividend or the making of any distribution within 60 days after the date of declaration thereof, if at the date of declaration the payment or distribution complied with the provisions of the indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any of our subordinated Indebtedness or Capital Stock or any warrants, options or other rights to acquire shares of any such Capital Stock either (a) solely in exchange for our Equity Interests other than Disqualified Stock, (b) through the application of the net proceeds of a substantially concurrent sale for cash (other than to a Restricted Subsidiary of ours) of our Equity Interests other than Disqualified Stock or (c) in the case of Disqualified Stock, solely in exchange for, or through the application of the net proceeds of a substantially concurrent sale for cash (other than to a Restricted Subsidiary of ours) of, Permitted Refinancing Disqualified Stock; provided, in each case, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness, in exchange for or with the net cash proceeds from, an incurrence of Permitted Refinancing Indebtedness;

(4) the repurchase, redemption or other acquisition or retirement for value of any of our or a Holding Company’s Equity Interests held by any member of our, the Holding Company’s, or any of our Subsidiaries’ management or board of directors or family partnerships, trusts or other entities or investment vehicles created for the benefit of any of the foregoing; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $2.5 million in any twelve-month period;

(5) payments by us to fund the payment by a Holding Company of audit, accounting, legal or other similar expenses, to pay franchise or other similar taxes and to pay other corporate overhead expenses, including directors’ fees, indemnifications and similar arrangements, so long as such dividends are paid as and when needed by a Holding Company so long as the aggregate amount of payments pursuant to this clause (5) does not exceed $500,000 in any calendar year;

(6) payments to enable us or a Holding Company to make cash payments to holders of our or its Capital Stock in lieu of issuance of fractional shares of our or its Capital Stock so long as the aggregate amount of payments pursuant to this clause (6) does not exceed $100,000 in any calendar year;

(7) repurchases of Capital Stock deemed to occur upon the exercise of stock options or warrants if such Capital Stock represents all or a portion of the exercise price thereof;

(8) repayment of our subordinated Indebtedness (including any early redemption premium) on the date on which the notes were initially issued under the indenture;

(9) repurchase, redemption or other acquisition or retirement of preferred stock outstanding on the date of the indenture in an amount not to exceed $15.0 million; and

(10) Restricted Payments in the amount of $10.0 million,

provided, however, that in each case, no Event of Default shall have occurred or be continuing at the time of such payment or as a result thereof. In determining the aggregate amount of Restricted Payments made subsequent to the date on which the notes are initially issued under the indenture, amounts expended pursuant to clauses (1), (4), (6) and (10) shall be included in such calculations.

Notwithstanding anything to the contrary in this “Limitation on Restricted Payments” covenant, we will not effect any repurchase, redemption, defeasance, other acquisition or retirement of our 14.5% subordinated notes due March 1, 2010 outstanding on the date of the indenture other than in exchange for or with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by us or the Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment will be determined in good faith by our board of directors whose resolution will be delivered to the trustee. Our board of directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $7.5 million. Not later than the date of making any Restricted Payment, we will deliver to the trustee an officers’ certificate stating that the Restricted Payment is permitted and providing the basis upon which the calculations required by this “Limitation on Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

Our board of directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary in accordance with the terms of the indenture if such designation would not cause a Default. For purposes of making this determination, all outstanding Investments by us and our Restricted Subsidiaries (except to the extent repaid in cash) in the designated Subsidiary will be deemed to be Restricted Payments at the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the fair market value of such Investments at the time of the designation as determined in good faith by our board of directors. The designation will only be permitted if the Restricted Payment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Any designation by our board of directors will be evidenced to the trustee by filing with the trustee a certified copy of the resolution of our board of directors giving effect to the designation and an officers’ certificate certifying that the designation complied with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the definition of an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of that Subsidiary will be deemed to be incurred by a Restricted Subsidiary of ours as of that date (and, if the Indebtedness is not permitted to be incurred as of that date under the covenant described under the caption “Limitation on Debt and Issuance of Disqualified Stock,” we will be in default of that covenant). Our board of directors may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that (1) the designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of ours of any outstanding Indebtedness of that Unrestricted Subsidiary and that designation will only be permitted if the Indebtedness is permitted under the covenant described under the caption “Limitation on Debt and Issuance of Disqualified Stock,” calculated on a pro forma basis as if that designation had occurred at the beginning of the relevant latest full fiscal quarter and, to the extent the Indebtedness is secured by a lien, that lien is permitted under the “Limitation on Liens” covenant, (2) all outstanding Investments owned by the Unrestricted Subsidiary will be deemed to be made as of the time of the designation and the designation will only be permitted if those Investments would be permitted under the “Limitation on Restricted Payments” covenant, and (3) no Default or Event of Default would be in existence immediately following the designation.

Limitation on Liens. We will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any lien securing Indebtedness on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens, unless contemporaneously therewith we make effective provision to secure the notes and all other amounts due under the indenture, and in the case of a Restricted Subsidiary which is a guarantor, effective provision to secure such Restricted Subsidiary’s note guarantee and all other amounts due under the indenture, equally and ratably with such Indebtedness (or, in the event that such Indebtedness is subordinated in right of payment to the notes or such Restricted Subsidiary’s note guarantee, prior to such Indebtedness) with a lien on the same properties and assets securing such Indebtedness for so long as such Indebtedness is secured by such lien.

Limitation on Asset Sales. We will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale unless:

(1) we or such Restricted Subsidiary receive consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) the fair market value is determined in good faith by our management or, if such Asset Sale involves consideration in excess of $5 million, by our board of directors as evidenced by a board resolution; and

(3) at least 75% of the consideration paid to us or such Restricted Subsidiary in connection with such Asset Sale is in the form of Qualified Consideration.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, we or such Restricted Subsidiary may apply such Net Proceeds, at our or its option:

(1) to repay Senior Debt of ours or any guarantor, or any Indebtedness of any Restricted Subsidiary that is not a guarantor (and, in the case of revolving credit Indebtedness, to reduce commitments with respect thereto); or

(2) to the acquisition of a majority of the assets of a Permitted Business, or a majority of the Voting Stock of an entity engaged in a Permitted Business (provided that such entity will become on the date of acquisition thereof a Restricted Subsidiary), the making of a capital expenditure or the acquisition of other long-term assets (including, without limitation, security monitoring accounts or agreements) that are used or useful in a Permitted Business.

Pending application of Net Proceeds pursuant to this covenant, we may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, we will be required to make an offer to all holders of notes and other Indebtedness ranking on a parity with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase with the proceeds of sales of assets (an “Asset Sale Offer”) to purchase the maximum principal amount of notes and other Indebtedness ranking on a parity with the notes, pro rata, that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or the accreted value of such Indebtedness, if such other Indebtedness is issued at a discount), plus accrued and unpaid interest, if any, thereon to the date of purchase, in accordance with the procedures set forth in the indenture. To the extent that any Excess Proceeds remain after consummation of an Asset Sale Offer, we may use such Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other Indebtedness ranking on a parity with the notes tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee shall select the notes and other Indebtedness ranking on a parity with the notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds will be reset at zero.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to the covenant described hereunder. To the extent that the provisions of any securities laws or regulations conflict with provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the covenant described in this section.

Limitation on Restrictions on Distributions from Restricted Subsidiaries. We will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the right of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to us or any of our Restricted Subsidiaries or pay any indebtedness owed to us or our Restricted Subsidiaries;

(2) make loans or advances to us or any of our Restricted Subsidiaries; or

(3) transfer any of its properties or assets to us or any of our Restricted Subsidiaries.

The foregoing limitations will not apply to encumbrances or restrictions existing under or by reason of:

(1) Existing Indebtedness as in effect on the date of the indenture;

(2) agreements existing on the date of the indenture, and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to dividend and other payment restrictions than those contained in agreements as in effect on the date of the indenture, as determined in good faith by our board of directors;

(3) the indenture and the notes;

(4) applicable law;

(5) any instrument governing Indebtedness or Capital Stock of any entity that we or any of our Restricted Subsidiaries acquire as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any entity, or the properties or assets of any entity, other than the entity, or the property or assets of the entity, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(6) customary non-assignment provisions in leases, licenses and other agreements entered into in the ordinary course of business;

(7) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (3) of the preceding paragraph on the property so acquired;

(8) any agreement for the sale of a Restricted Subsidiary (whether by stock sale, asset sale, merger, consolidation or otherwise) that restricts distributions by such Restricted Subsidiary pending its sale;

(9) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole (as determined in good faith by our board of directors), than those contained in the agreements governing the Indebtedness being refinanced;

(10) secured Indebtedness otherwise permitted to be incurred pursuant to the provisions of the covenant described under the caption “Limitation on Liens” that limits the right of the debtor to dispose of the assets securing such Indebtedness;

(11) customary provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(12) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(13) restrictions relating to preferred stock of any guarantor that require that due and payable dividends thereon be paid in full prior to dividends on such guarantor’s common stock; or

(14) restrictions on the assets of any guarantor imposed by any agreement or charter provision evidencing Indebtedness or Capital Stock of such guarantor that is otherwise permitted under the indenture; provided, however, that the provisions relating to such encumbrance or restriction contained in such agreement or charter provision are not less favorable to us in any material respect as determined in good faith by our board of directors than the provisions relating to such encumbrance or restriction contained in the indenture.

Limitation on Transactions with Affiliates. We will not, and will not permit any Restricted Subsidiary to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of our or its properties or assets to, or purchase any property or assets from, or enter into or make or amend, renew or extend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that are no less favorable to us or such Restricted Subsidiary than those that might reasonably have been obtained in a comparable arm’s-length transaction by us or such Restricted Subsidiary with an unrelated person or entity;

(2) if such Affiliate Transaction or series of related Affiliate Transactions involves aggregate consideration in excess of $5.0 million, either (x) our board of directors (including a majority of the disinterested members of the board of directors) approves such Affiliate Transaction and, in its good faith judgment, believes that such Affiliate Transaction complies with clause (1) of this paragraph as evidenced by a resolution of our board of directors promptly delivered to the trustee or (y) if there are no disinterested members of our board of directors, we comply with the fairness opinion requirement of clause (3) of this paragraph with respect to such Affiliate Transaction; and

(3) if such Affiliate Transaction or series of related Affiliate Transactions involves aggregate consideration in excess of $10.0 million, we deliver to the trustee an opinion as to the fairness to us or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreement, employee benefit plan or stock option plan entered into by us or any of our Restricted Subsidiaries or the issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant thereto in the ordinary course of business that has been approved by a majority of the disinterested members of our board of directors;

(2) transactions between or among us and our Restricted Subsidiaries;

(3) Restricted Payments that are permitted by the provisions of the indenture described above under the caption “Limitation on Restricted Payments”;

(4) reasonable and customary directors’ fees, indemnification and similar arrangements and payments thereunder by us or any of our Restricted Subsidiaries;

(5) loans or advances to employees of us or any of our Restricted Subsidiaries in the ordinary course of business, provided that the aggregate amount of all such loans and advances at any time outstanding shall not exceed $2.0 million;

(6) any agreement as in effect as of the date of the indenture or any amendment thereto (so long as any such amendment, taken as a whole, is not disadvantageous to the holders of the notes in any material respect) or any transaction contemplated thereby;

(7) the issuance of our Capital Stock or other Equity Interests (other than Disqualified Stock) or the making of other capital contributions to us; and

(8) the payment of $2.0 million to James R. Hull and the payment of $2.7 million to ABRY Partners LLC.

Limitation on Issuances and Sales of Equity Interests in Restricted Subsidiaries. We will not transfer, convey, sell, lease or otherwise dispose of, and will not permit any of our Restricted Subsidiaries to issue, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Restricted Subsidiary of ours (other than the issuance of directors’ qualifying shares or an immaterial number of shares required by applicable law to be held by a person or entity other than us or a Restricted Subsidiary and excluding any pledge of Equity Interests of any Restricted Subsidiary) to any person or entity (other than us or a Wholly Owned Restricted Subsidiary of ours), except:

(1) if, immediately after giving effect to such issuance, transfer, conveyance, sale, lease or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such person or entity remaining after giving effect to such issuance or sale would have been permitted to be made under the “Limitation on Restricted Payments” covenant if made on the date of such issuance or sale;

(2) sales of common stock of a Restricted Subsidiary by us or a Restricted Subsidiary, provided that we or such Restricted Subsidiary comply with the “Limitation on Asset Sale” covenant; or

(3) sales of Disqualified Stock or Preferred Stock of a guarantor by us or a guarantor that are otherwise permitted under the “Limitation on Debt and Issuance of Disqualified Stock” covenant, provided that we or such guarantor comply with the “Limitation on Asset Sale” covenant.

Additional Note Guarantees. If (1) we or any of our Domestic Restricted Subsidiaries acquires or creates another Domestic Restricted Subsidiary or (2) an Unrestricted Subsidiary of ours is redesignated as a Restricted Subsidiary or otherwise ceases to be an Unrestricted Subsidiary and thereafter is a Domestic Restricted Subsidiary, then such newly acquired, created or redesignated Domestic Restricted Subsidiary shall execute a supplemental indenture becoming a guarantor of the notes in accordance with the terms of the indenture.

In addition, we will not permit any of our Restricted Subsidiaries, directly or indirectly, to guarantee or pledge any assets to secure the payment of any other Indebtedness of ours or any guarantor unless such Restricted Subsidiary is a guarantor of the notes or simultaneously executes and delivers a supplemental indenture providing for the guarantee of the payment of the notes by such Restricted Subsidiary, which guarantee shall be senior to or ranking in parity with such Subsidiary’s guarantee of or pledge to secure such other Indebtedness unless such other Indebtedness is Senior Debt, in which case the guarantee of the notes may be subordinated to the guarantee of such Senior Debt to the same extent as the notes are subordinated to such Senior Debt.

A guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such guarantor is the surviving entity), another person or entity, other than us or another guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the person or entity acquiring the property in any such sale or disposition or the entity formed by or surviving any such consolidation or merger (if other than the guarantor) is a corporation, partnership, limited liability company or business trust organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of that guarantor under the indenture, its note guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee; or

(b) such sale or other disposition complies with the “Limitation on Asset Sale” covenant of the indenture, including the application of the Net Proceeds therefrom.

The note guarantee of a guarantor will be released:

(1) in connection with any sale of all of the Capital Stock of a guarantor to a person or entity other than us or a Restricted Subsidiary of ours (either before or after giving effect to such transaction), if the sale of all such Capital Stock of that guarantor complies with the “Limitation on Asset Sales” covenant of the indenture; or

(2) if we properly designate any Restricted Subsidiary that is a guarantor as an Unrestricted Subsidiary.

No Senior Subordinated Debt. We will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any of our Senior Debt and senior in any respect in right of payment to the notes. No guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt of such guarantor and senior in any respect in right of payment to such guarantor’s note guarantee. No Indebtedness of ours or any guarantor shall be deemed to be subordinated in right of payment to any other Indebtedness of ours or such guarantor solely by virtue of being unsecured.

Business Activities. We will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to us and our Restricted Subsidiaries taken as a whole.

Payments for Consent. Neither we nor any of our Restricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Merger, Consolidation and Sale of Assets

We will not consolidate or merge with or into (whether or not we are the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets in one or more related transactions, to another person or entity unless:

(1) we are the surviving corporation or the entity formed by or surviving any such consolidation or merger (if other than us) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation, partnership, limited liability company or business trust organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(2) the entity formed by or surviving any such consolidation or merger (if other than us) or the person or entity to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all our obligations under the notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

(3) immediately after such transaction no Default or Event of Default exists; and

(4) except in the case of a merger of us with or into our Wholly Owned Restricted Subsidiary, immediately after giving effect to such transaction on a pro forma basis, we or the entity formed by or surviving any such consolidation or merger (if other than us), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made:

(a) will have Consolidated Net Worth immediately after the transaction equal to or greater than our Consolidated Net Worth immediately preceding the transaction; and

(b) will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if such transaction had occurred at the beginning of the applicable latest full fiscal quarter, be permitted to incur at least $1.00 of additional Indebtedness under clause (1) of the first paragraph of the “Limitation on Debt and Issuance of Disqualified Stock” covenant, provided, however, that clause (4) above shall not apply if the principal purpose of such transaction is to change our state of incorporation and any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

Securities and Exchange Commission Reports

Whether or not required by the Securities and Exchange Commission, so long as any notes are outstanding, we will furnish to the holders of notes, within the time periods specified in the Securities and Exchange Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Securities and Exchange Commission on Forms 10-Q and 10-K if we were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by our certified independent accountants; and

(2) all current reports that would be required to be filed with the Securities and Exchange Commission on Form 8-K if we were required to file such reports.

In addition, whether or not required by the Securities and Exchange Commission, we will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Securities and Exchange Commission for public availability within the time periods specified in the Securities and Exchange Commission’s rules and regulations (unless the Securities and Exchange Commission will not accept such a filing). In addition, we and the guarantors have agreed that, for so long as any notes remain outstanding, we will furnish to the holders, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

If we have designated any of our Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph must include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of us and our Restricted Subsidiaries separate from the financial condition and results of operations of our Unrestricted Subsidiaries.

Events of Default

Each of the following constitutes an Event of Default under the indenture:

(1) default for 30 days in the payment when due of interest on the notes (whether or not prohibited by the subordination provisions of the indenture);

(2) default in payment when due of the principal of, or premium, if any, on the notes (whether or not prohibited by the subordination provisions of the indenture);

(3) failure by us or any of our Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders Upon a Change of Control,” “Limitation on Asset Sales” (whether or not prohibited by the subordination provisions of the indenture) or “Merger, Consolidation and Sale of Assets”;

(4) failure by us or any of our Restricted Subsidiaries to comply with any of our or its other agreements in the indenture or the notes, which default continues for a period of 30 days after we receive written notice thereof specifying the default from the trustee or holders of at least 25% in aggregate principal amount of outstanding notes;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by us or any of our Restricted Subsidiaries (or the payment of which is guaranteed by us or any of our Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a) is caused by a failure to pay at the stated maturity the principal of, or interest or premium, if any, on such Indebtedness (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its stated maturity,

and, in each case, the principal amount of any such Indebtedness, together with the aggregate principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(6) failure by us or any of our Significant Subsidiaries to pay final, non-appealable judgments aggregating in excess of $10.0 million (which are not covered by insurance as to which the insurer has not disclaimed coverage) that remain undischarged for a period (during which execution shall not be effectively stayed) of 60 days;

(7) default by any guarantor that is a Significant Subsidiary or by a group of guarantors that, taken together, would be a Significant Subsidiary in the performance of any covenant set forth in its or their note guarantee(s), written repudiation by any guarantor that is a Significant Subsidiary of its obligations under its note guarantee or by a group of guarantors that, taken together, would be a Significant Subsidiary of their note guarantees, or the judicial determination that any note guarantee is unenforceable against a guarantor that is a Significant Subsidiary or against a group of guarantors that, taken together, would constitute a Significant Subsidiary; and

(8) certain events of bankruptcy or insolvency with respect to us, any Significant Subsidiary or any Group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

If any Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately by notice in writing to us and the trustee specifying the respective Event of Default and that it is a “notice of acceleration.” In the event of a declaration of acceleration of the notes because an Event of Default described in clause (5) above has occurred and is continuing, the declaration of acceleration of the notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to clause (5) shall be remedied or cured by us or a Restricted Subsidiary of ours or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration of the notes with respect thereto and if (A) the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction and (B) all existing Events of Default, except nonpayment of principal, premium or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to us, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable without further action or notice. Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium, if any, or interest) if it determines that withholding notice is in their interest.

At any time after a declaration of acceleration with respect to the notes as described in the preceding paragraph, the holders of a majority in principal amount of the notes then outstanding (by notice to the trustee) may rescind and cancel such declaration and its consequences if:

(1) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction;

(2) all existing Defaults and Events of Default have been cured or waived except nonpayment of principal of or interest on the notes that has become due solely by such declaration of acceleration;

(3) to the extent the payment of such interest is lawful, interest (at the same rate specified in the notes) on overdue installments of interest and overdue payments of principal, premium, if any, and interest which has become due otherwise than by such declaration of acceleration, has been paid;

(4) we have paid the trustee its reasonable compensation and reimbursed the trustee for its reasonable expenses, disbursements and advances; and

(5) in the event of the cure or waiver of a Default or Event of Default of the type described in clause (8) of the first paragraph under this caption, the trustee has received an officers’ certificate and opinion of counsel that such Default or Event of Default has been cured or waived.

The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of principal of or interest on the notes.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture, and we are required upon becoming aware of any Default or Event of Default, to deliver to the trustee a statement specifying such Default or Event of Default.

Amendments and Waivers

Subject to exceptions, the indenture may be amended with the consent of the registered holders of a majority in aggregate principal amount of the notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the notes) and any past default or compliance with any provisions may also be waived (except a default in the payment of principal, premium or interest and certain covenants and provisions of the indenture which cannot be amended without the consent of each holder of an outstanding note) with the consent of the registered holders of at least a majority in aggregate principal amount of the notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the notes). However, without the consent of each holder affected thereby, no amendment may, among other things:

(1) reduce the amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or change the date on which any notes may be subject to redemption or repurchase, reduce the redemption or repurchase price of the notes, or waive any payment with respect to the redemption of the notes (except as would otherwise be permitted under clause (9) hereof);

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of, or premium or interest on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than U.S. dollars;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or premium or interest on, the notes;

(7) release any guarantor from any of its obligations under its note guarantee or the indenture, except in accordance with the terms of the indenture;

(8) impair the right to institute suit for the enforcement of any payment on or with respect to the notes or the note guarantees;

(9) after our obligation to purchase the notes arises under the indenture, amend, change or modify our obligation to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with the “Limitation on Asset Sales” covenant or our obligation to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the “Repurchase at the Option of Holders Upon a Change of Control” covenant, including, in each case, amending, changing or modifying any definition relating thereto;

(10) amend or modify any of the provisions of the indenture or the related definitions affecting the subordination or ranking of the notes or any note guarantee in any manner adverse to the holders of the notes or any note guarantee; or

(11) make any change in the foregoing amendment and waiver provisions.

Without the consent of any holder of the notes, we and the trustee may amend the indenture to:

•	cure any ambiguity, omission, defect or inconsistency;

•	provide for uncertificated notes in addition to or in place of certificated notes;

•	provide for the assumption of our obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of our assets;

•	make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder in any material respect;

•	comply with requirements of the Securities and Exchange Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act; or

•	reflect the release of any guarantor from its note guarantee or add any guarantor pursuant to and in the manner provided by the indenture.

Defeasance

We may, at our option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the guarantors discharged with respect to their note guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium on such notes when such payments are due from the trust referred to below;

(2) our obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and our and the guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

In addition, we may, at our option and at any time, elect to have our obligations and the guarantors’ obligations released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) we must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination of cash in U.S. dollars and non-callable U.S. Government Obligations, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and we must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, we have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, we have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries is bound;

(6) we must deliver to the trustee an officers’ certificate stating that the deposit was not made by us with the intent of preferring the holders of notes over our other creditors with the intent of defeating, hindering, delaying or defrauding our creditors or others;

(7) if the notes are to be redeemed prior to their stated maturity, we must deliver to the trustee irrevocable instructions to redeem all of the notes on the specified redemption date; and

(8) we must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

An opinion of counsel required by clauses (2) and (3) above need not be delivered if all notes not previously delivered to the trustee for cancellation:

•	have become due and payable;

•	will become due and payable on the maturity date within one year; or

•	are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name, and at our expense.

Governing Law

The indenture and the notes are governed by the laws of the State of New York.

The Trustee

The Bank of New York Trust Company, N.A. is the trustee under the indenture.

Except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an Event of Default, the trustee will exercise such of the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

No Personal Liability of Directors, Officers, Employees, Incorporators and Shareholders

None of our directors, officers, employees, incorporators or shareholders, as such, shall have any liability for any of our obligations under the notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes.

Definitions

Set forth below are certain of the defined terms used in the Description of Notes above. Reference is made to the indenture for the definition of all other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified entity:

(1) Indebtedness of any other entity existing at the time such other entity is merged with or into or becomes a Restricted Subsidiary of such specified entity, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other entity merging with or into or becoming a Restricted Subsidiary of such specified entity; and

(2) Indebtedness secured by a lien encumbering any asset acquired by such specified entity.

“Affiliate” of any specified person or entity means any other person or entity directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person or entity. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any person or entity, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person or entity, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a person or entity shall be deemed to be control.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback and excluding any pledge of, or the creation, incurrence, assumption or sufferance to exist of any other lien on assets by us or any of our Restricted Subsidiaries), other than sales of inventory in the ordinary course of business, and

(2) the issue or sale by us or any of our Subsidiaries of Equity Interests in any of our Restricted Subsidiaries (excluding directors’ qualifying shares or an immaterial number of shares required by applicable law to be held by a person or entity other than us or a Restricted Subsidiary and excluding any pledge of Equity Interests of ours or any of our Restricted Subsidiaries), in the case of either clause (1) or (2), whether in a single transaction or a series of related transactions that have a fair market value in excess of $3.0 million.

Notwithstanding the foregoing, the following items shall not be deemed to be Asset Sales:

(1) a transfer of assets by us to a Restricted Subsidiary or by a Restricted Subsidiary to us or to another Restricted Subsidiary;

(2) an issuance of Equity Interests by a Restricted Subsidiary to us or to our Wholly Owned Restricted Subsidiary;

(3) the sale of excess or obsolete assets, in the ordinary course of business;

(4) a Restricted Payment that is permitted by the covenant described above under the caption “Restricted Payments”;

(5) transactions covered by the “Merger, Consolidation or Sale of Assets” covenant;

(6) any transaction that constitutes a Change of Control;

(7) dispositions or foreclosure in connection with Permitted Liens; and

(8) the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business and which do not materially interfere with the business of us and our Restricted Subsidiaries.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means (1) in the case of a corporation, capital stock, (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (4) any other interest or participation that confers on a person or entity the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person or entity.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than one year from the date of acquisition, unless we deposit such securities to defease any Indebtedness;

(3) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $250 million and outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act);

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc., Standard & Poors, a division of The McGraw-Hill Companies, Inc., or any successors to their respective rating agency business and in each case maturing within six months after the date of acquisition;

(6) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within six months from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poors, a division of The McGraw-Hill Companies, Inc., Moody’s Investors Service, Inc., or any successors to their respective rating agency business; and

(7) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

“Consolidated Cash Flow” means, with respect to any person or entity for any period, the Consolidated Net Income of such person or entity for such period plus, to the extent deducted in computing such Consolidated Net Income:

(1) provision for taxes based on income or profits of such person or entity and its Restricted Subsidiaries;

(2) consolidated interest expense of such person or entity and its Restricted Subsidiaries, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net costs (if any) pursuant to Hedging Obligations); and

(3) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges (excluding any such non-cash charges to the extent that it represents an accrual of or reserve for cash payments to be made in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such person or entity and its Restricted Subsidiaries.

Notwithstanding the foregoing, the Net Income of any Unrestricted Subsidiary shall be excluded, whether or not distributed to us or one of our Restricted Subsidiaries.

“Consolidated Net Income” means, with respect to any person or entity for any period, the aggregate of the Net Income of such person or entity and its Restricted Subsidiaries for such period, on a consolidated basis determined in accordance with GAAP; provided that

(1) the Net Income of any entity that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified entity or a Restricted Subsidiary thereof;

(2) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its equityholders;

(3) the Net Income of any entity acquired during the specified period for any period prior to the date of such acquisition shall be excluded;

(4) any extraordinary gain or loss, together with any related provision for taxes on such gain or loss, shall be excluded;

(5) any gain or loss resulting from Asset Sales (without regard to the $3.0 million limitation set forth in the definition thereof) or abandonments or reserves relating thereto and the related tax effects shall be excluded;

(6) any gain or loss from foreign exchange transactions shall be excluded;

(7) the cumulative effect of a change in accounting principles shall be excluded;

(8) the Net Income (but not loss) of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the specified entity or one of its Subsidiaries;

(9) any non-cash compensation expense in connection with the issuance of employee or independent contractor stock options shall be excluded; and

(10) any amount paid or accrued as dividends on preferred stock of ours or any Guarantor owned by persons or entities other than us and any of our Restricted Subsidiaries shall be excluded.

“Consolidated Net Worth” means, with respect to any specified entity as of any date, the sum of:

(1) the consolidated equity of the common stockholders of such entity and its consolidated Restricted Subsidiaries as of such date; plus

(2) the respective amounts reported on such person’s or entity’s balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such person or entity upon issuance of such preferred stock.

“Continuing Directors” means, as of any date of determination, any member of the board of directors of us or a Holding Company, as applicable, who (1) was a member of the board of directors on the date of the indenture or (2) was nominated for election or elected to the board of directors with the approval of a majority of the Continuing Directors who were members of the board of directors at the time of such nomination or election or (3) was a Permitted Holder or a representative of a Permitted Holder.

“Credit Agreement” means that certain credit agreement entered into as of the date of the indenture, by and among us, certain lenders and other financial institutions and Fleet National Bank, as administrative agent for such lenders and financial institutions, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, restated, renewed, refunded, replaced or refinanced from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including by way of adding our Restricted Subsidiaries as borrowers or guarantors thereunder) all of or a portion of the Indebtedness under such agreement or any such successor or replacement agreement and whether by the same or any other agent, lender or group of lenders (or other institutions) or otherwise.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Senior Debt” means (1) Indebtedness outstanding under the Credit Agreement and (2) any other Senior Debt which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $20.0 million and which we specifically designate in the instrument evidencing or governing such Senior Debt as “Designated Senior Debt” for purposes of the indenture.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, at the option of the holder thereof), or upon the happening of any event other than an initial public offering of Equity Interests matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the earlier of the stated maturity date of the notes or the date on which no notes remain outstanding; provided that only the portion of Capital Stock which so matures or is mandatorily redeemable or is so redeemable at the sole option of the holder thereof prior to such date shall be deemed Disqualified Capital Stock; provided, further, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require us to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale shall not constitute Disqualified Stock, if the terms of such Capital Stock provide that we may not repurchase or redeem any such Capital Stock pursuant to such provisions prior to our repurchase of such notes as are required to be repurchased pursuant to the “Limitation on Asset Sales” and “Repurchase at the Option of Holders Upon a Change of Control” covenants. Notwithstanding the foregoing, our Capital Stock owned by James R. Hull on the date of the indenture shall not constitute Disqualified Stock by reason of his right to require us to repurchase such Capital Stock pursuant to the terms of his agreement with us dated August 18, 2003.

“Domestic Restricted Subsidiary” of an entity means, at any date of determination, any Restricted Subsidiary of such entity that (1) is organized under the laws of the United States, any State thereof or the District of Columbia as of such date or (2) is not so organized but, due to an election or otherwise, for any taxable year (or a portion thereof) that includes such date (a) is treated as a domestic entity for United States federal income tax purposes or (b) is treated as a partnership or a division of a domestic entity for United States federal income tax purposes.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Event of Default” has the meaning set forth under the caption “Events of Default.”

“Existing Indebtedness” means Indebtedness of ours and our Restricted Subsidiaries (other than Indebtedness under the Credit Agreement and Indebtedness being repaid on the date of the indenture) in existence on the date of the indenture, until such amounts are repaid.

“Hedging Obligation” of any person or entity means the obligations of such person or entity under:

(1) interest rate protection agreements, interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, interest rate futures and interest rate options;

(2) other agreements or arrangements designed to protect such person or entity against fluctuations in interest rates; and

(3) any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

“Holding Company” means any company as to which we are, directly or indirectly, a wholly-owned Subsidiary.

“Indebtedness” means, with respect to any person or entity, any indebtedness of such person or entity, whether or not contingent, in respect of:

(1) borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) banker’s acceptances;

(4) Capital Lease Obligations;

(5) the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6) any Hedging Obligations;

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such person or entity prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a lien on any asset of the specified person or entity (whether or not such Indebtedness is assumed by such person or entity), the amount of such Indebtedness being deemed to be the lesser of the value of such property or asset or the amount of the Indebtedness so secured and, to the extent not otherwise included, the guarantee by such person or entity of any indebtedness of any other person or entity; provided that Indebtedness shall not include:

(x) any amounts withheld by us or any Restricted Subsidiary from the purchase price paid for the purchase of subscriber accounts;

(y) Indebtedness in respect of letters of credit to support workers compensation obligations, performance bonds, bankers’ acceptances and surety or appeal bonds provided by us or any of our Restricted Subsidiaries to customers in the ordinary course of business; and

(z) Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing any obligations of us or any of our Restricted Subsidiaries pursuant to such agreements, in each case incurred in connection with the disposition of any of our business assets or Restricted Subsidiaries (other than guarantees of Indebtedness or other obligations incurred by any person or entity acquiring all or any portion of our business assets or Restricted Subsidiaries for the purpose of financing such acquisition) in a principal amount not to exceed the gross proceeds we or any of our Restricted Subsidiaries actually receive in connection with such disposition.

The amount of any Indebtedness outstanding as of any date shall be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

“Investments” means, with respect to any person or entity, all investments by such person or entity in other persons or entities (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding (1) commission, travel and similar advances to officers and employees made in the ordinary course of business and (2) advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on our or any of our Restricted Subsidiaries’ balance sheet), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities (other than Cash Equivalents), together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided, however, that Investments shall not include the purchase of subscriber accounts or amounts owed to us by security alarm dealers for subscriber accounts lost through attrition. If we or any Restricted Subsidiary of ours sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of ours such that, after giving effect to any such sale or disposition, such entity is no longer our Restricted Subsidiary, we shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Investment in such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the third from last paragraph of the covenant described under the caption “Restricted Payments.” The acquisition by us or any Restricted Subsidiary of an entity that holds an Investment in another entity shall be deemed to be an Investment by us or such Restricted Subsidiary in such other entity in an amount equal to the fair market value of the Investment held by the acquired entity in such other entity determined as provided in the third from last paragraph of the covenant described under the caption “Limitation on Restricted Payments.”

“Leverage Ratio” means the ratio of:

(1) the aggregate outstanding amount of Indebtedness of ours and our Restricted Subsidiaries as of the date of determination on a consolidated basis (subject to the terms described in the paragraph below) plus the aggregate liquidation preference of all outstanding Disqualified Stock of ours and our Restricted Subsidiaries (except Disqualified Stock issued to us or our Wholly Owned Restricted Subsidiary) on such date, to

(2) our Consolidated Cash Flow for the latest full fiscal quarter for which financial statements are available on the date of determination annualized (i.e., multiplied by four).

For purposes of this definition, Consolidated Cash Flow shall be calculated on a pro forma basis after giving effect to (1) the incurrence of our and our Restricted Subsidiaries’ Indebtedness and the issuance of our and our Restricted Subsidiaries’ Disqualified Stock (and the application of the proceeds therefrom) giving rise to the need to make such calculation and any incurrence (and the application of the proceeds therefrom) or repayment of other Indebtedness on the date of determination, as if such incurrence or issuance (and the application of the proceeds therefrom) or the repayment, as the case may be, occurred on the first day of the last full fiscal quarter, and (2) any acquisition or disposition (including, without limitation, any acquisition giving rise to the need to make such calculation as a result of us or one of our Restricted Subsidiaries (including any entity that becomes a Restricted Subsidiary as a result of such acquisition) incurring, assuming or otherwise becoming liable for Indebtedness or issuing Disqualified Stock) at any time on or subsequent to the first day of the latest full fiscal quarter and on or prior to the date of determination, as if such acquisition or disposition (including the incurrence or assumption of any such Indebtedness and the issuance of such Disqualified Stock and also including any Consolidated Cash Flow associated with such acquisition or disposition) occurred on the first day of the latest full fiscal quarter. For purposes of this definition, pro forma calculations shall be made in good faith by a responsible financial or accounting officer of ours consistent with Article 11 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation may be amended.

“Net Income” means, with respect to any person or entity, the net income (loss) of such person or entity, determined in accordance with GAAP.

“Net Proceeds” means the aggregate cash proceeds received by us or any of our Restricted Subsidiaries in respect of any Asset Sale (including payments in respect of deferred payment obligations when received in the form of cash), net of:

(1) reasonable out-of-pocket expenses and fees relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees and sales commissions, recording fees, relocation costs, title insurance premiums, appraisers’ fees and costs reasonably incurred in preparation of any asset or property for sale;

(2) taxes paid or reasonably estimated to be payable (calculated based on the combined state, federal and foreign statutory tax rates applicable to us or the Restricted Subsidiary engaged in such Asset Sale after taking into account any tax credits or deductions and any tax sharing arrangements);

(3) all payments made on any Indebtedness of us or any guarantor which is secured by any assets subject to such Asset Sale;

(4) all distributions and other payments required to be made to any person or entity owning a beneficial interest in the assets subject to sale, or minority interest holders in Subsidiaries or joint ventures, as a result of such Asset Sale; and

(5) any reserves established in accordance with GAAP for adjustment in respect of the sales price of the asset or assets subject to such Asset Sale or for any liabilities associated with such Asset Sale.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither we nor any of our Restricted Subsidiaries (a) provide credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) are directly or indirectly liable (to a guarantor or otherwise) or (c) constitute the lender; and

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness (other than the notes) of ours or any of our Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

“Permitted Business” means any business conducted by us and our Restricted Subsidiaries on the date of the indenture and other businesses reasonably related, ancillary or complementary thereto, as determined in good faith by our board of directors.

“Permitted Holders” means AV Partners III, L.P., AV Partners V, L.P., Capital Resource Partners II, L.P, ABRY Capital Partners, L.P., ABRY Partners IV, L.P., ABRY Investment Partnership, L.P., Windward Capital GP II, LLC, Windward Capital Partners II, L.P., and Windward Capital LP II, LC. or any of their Affiliates, partners or members or James R. Hull or any of his Affiliates or family partnerships, trusts or other entities or investment vehicles created for the benefit of any of the foregoing.

“Permitted Investment” means:

(1) any Investment in us or a guarantor (whether existing on the date the notes are originally issued under the indenture or created thereafter) or any entity that after such Investment, and as a result thereof, becomes a guarantor;

(2) any Investment in Cash Equivalents;

(3) any Investment made as a result of the receipt of non-cash consideration from a sale of assets that was made pursuant to and in compliance with the covenant described under the caption “—Restrictive Covenants—Limitation on Asset Sales”;

(4) any Investments to the extent acquired in exchange for the issuance of our Equity Interests (other than Disqualified Stock);

(5) Investments in securities of trade creditors, wholesalers, suppliers or customers received pursuant to any plan of reorganization or similar arrangement for obligations arising in the ordinary course of business;

(6) loans or advances to employees of ours or any Restricted Subsidiary of ours for purposes of purchasing from us or a Holding Company our or a Holding Company’s Capital Stock and other loans and advances to employees, dealers or independent contractors made in the ordinary course of business consistent with past practices of ours or such Restricted Subsidiary, provided that the aggregate amount of all such loans and advances at any time outstanding shall not exceed $2.0 million;

(7) receivables owing to us or any of our Restricted Subsidiaries, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

(8) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to us or any of our Restricted Subsidiaries or in satisfaction of judgments or claims;

(9) Hedging Obligations incurred in compliance with “Limitation on Debt and Issuance of Disqualified Stock” and not for speculative purposes; and

(10) other Investments in an amount not to exceed $10.0 million.

“Permitted Junior Securities” of an entity means (1) Equity Interests in such entity and debt securities of such entity, in each case (whether Equity Interests or debt securities) that are subordinated to all Senior Debt and any securities (whether equity or debt) issued in exchange for Senior Debt of such entity to substantially the same extent as, or to a greater extent than, the notes and the note guarantees are subordinated to Senior Debt of ours and the guarantors pursuant to the indenture or (2) Equity Interests in such entity that are of the same class and series as, and have no greater contractual rights than, any Equity Interests constituting common stock in such entity issued in exchange for Senior Debt of such entity.

“Permitted Liens” means:

(1) liens securing Senior Debt;

(2) liens securing the notes or the note guarantees;

(3) liens in favor of us or any of our Wholly Owned Restricted Subsidiaries;

(4) liens on property of an entity existing at the time such entity is merged into or consolidated with us or any of our Restricted Subsidiaries or at the time such entity becomes our Restricted Subsidiary, provided that such liens were in existence prior to the contemplation of such transaction and do not extend to any assets other than those of the entity merged into or consolidated with us or the Restricted Subsidiary;

(5) liens on property existing at the time of acquisition thereof by us or any Restricted Subsidiary of ours, provided that such liens were in existence prior to the contemplation of such acquisition;

(6) liens existing on the date of the indenture;

(7) liens securing Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property or assets used in our or any Restricted Subsidiary’s business or incurred to refinance any such purchase price or cost of construction or improvement, in each case incurred no later than 365 days after the date of such acquisition or the date of completion of such construction or improvement; provided that the principal amount of any Indebtedness described in this clause (7) shall not exceed $10.0 million at any time outstanding;

(8) liens incurred in the ordinary course of our or any Restricted Subsidiary’s business with respect to obligations that do not exceed $5.0 million at any one time outstanding and that do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by us or such Restricted Subsidiary;

(9) liens for property taxes, assessments and other governmental charges or levies not yet delinquent or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings;

(10) liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of defeasing our or any of our Subsidiaries’ Indebtedness;

(11) liens imposed by law, such as carriers’, warehousemen’s and mechanics’ liens and other similar liens, on the assets of ours or any Restricted Subsidiary arising in the ordinary course of business and securing payment of obligations that are not more than 60 days past due or are being contested in good faith by appropriate proceedings;

(12) pledges or deposits by us or any Restricted Subsidiary under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which we or any Restricted Subsidiary are a party, or deposits to secure public or statutory obligations of ours, or deposits for the payment of rent, in each case incurred in the ordinary course of business; and

(13) liens on the assets of ours or any Restricted Subsidiary to secure any Permitted Refinancing Indebtedness, in whole or in part, of any Indebtedness secured by liens; provided, however, that any such lien shall be limited to the same assets that secured the original Indebtedness.

“Permitted Refinancing Disqualified Stock” means any Disqualified Stock of ours or any of our Restricted Subsidiaries issued in exchange for or the net proceeds of which are used to repurchase or redeem other Disqualified Stock of ours or such Restricted Subsidiary (other than intercompany Disqualified Stock); provided that:

(1) the liquidation preference of such Permitted Refinancing Disqualified Stock does not exceed the liquidation value, plus premiums, penalties and accrued dividends on, the Disqualified Stock so exchanged, repurchased or redeemed (plus the amount of reasonable expenses incurred in connection therewith);

(2) such Permitted Refinancing Disqualified Stock has a redemption date no earlier than the redemption date of the Disqualified Stock being exchanged, repurchased or redeemed; and

(3) such Permitted Refinancing Disqualified Stock is issued either by us or by the Restricted Subsidiary that issued the Disqualified Stock being exchanged, repurchased or redeemed.

“Permitted Refinancing Indebtedness” means any of our or our Restricted Subsidiaries’ Indebtedness issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of ours or such Restricted Subsidiary (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus premiums, penalties and accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date no earlier than the final maturity date, and a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity, of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is (i) pari passu in right of payment to the notes or any note guarantee, such Permitted Refinancing Indebtedness is pari passu with or subordinated in right of payment to the notes or any note guarantee and (ii) subordinated in right of payment to the notes or any note guarantee, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes or any note guarantee, in each case on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; provided that the 14.5% subordinated notes due March 1, 2010 outstanding on the date on which the notes are originally issued under the indenture (together with any additional principal amount paid in lieu of cash interest pursuant to the terms of the 14.5% subordinated notes due March 1, 2010 on the date) may be refinanced or replaced with Indebtedness that is pari passu with the notes; and

(4) such Indebtedness is incurred either by us or by the Restricted Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Qualified Consideration” means, with respect to any Asset Sale (or any other transaction or series of related transactions required to comply with clause (3) of the first paragraph of the covenant described under the caption “Restrictive Covenants—Limitation on Asset Sales”), any one or more of (1) Cash Equivalents,

(2) securities, notes or other obligations received by us or such Restricted Subsidiary from the transferee that are contemporaneously (subject to ordinary settlement periods) converted into cash, (3) Indebtedness (excluding contingent liabilities and Indebtedness that is pari passu or subordinated to the notes or any note guarantees, and Indebtedness that is owed to us or any of our Affiliates) of us or any Restricted Subsidiary that is expressly assumed by the transferee in an Asset Sale and with respect to which we or the Restricted Subsidiary, as the case may be, are unconditionally released by the holder of that Indebtedness, and (4) any assets received by us or our Restricted Subsidiaries that would satisfy clause (2) of the second paragraph of the “Limitation on Asset Sales” covenant (provided that if such assets involve consideration in excess of $5.0 million, the valuation of such assets has been approved by a majority of the members of our board of directors and, provided, further that if such assets involve consideration in excess of $15 million, the board of directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing).

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Payment” means:

(1) the declaration or payment of any dividend or other payment or distribution on account of our or any of our Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving us or any of our Restricted Subsidiaries) or to the direct or indirect holders of our or any of our Restricted Subsidiaries’ Equity Interests in their capacity as such, other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of ours or to us or our Restricted Subsidiary;

(2) the purchase, repurchase, redemption, acquisition or retirement for value (including, without limitation, in connection with any merger or consolidation involving us) of any Equity Interests of ours or any guarantor (other than any such Equity Interests owned by us or our Restricted Subsidiary);

(3) the making of any payment on or with respect to, or the purchase, redemption, defeasance or other acquisition or retirement for value of, any Indebtedness that is subordinated to the notes, except (a) a payment of interest or a payment of principal at Stated Maturity or (b) the purchase, redemption, defeasance or other acquisition or retirement of such subordinated Indebtedness made in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, redemption, defeasance or other acquisition or retirement; or

(4) any Restricted Investment.

“Restricted Subsidiary” means any Subsidiary of ours other than an Unrestricted Subsidiary.

“Senior Debt” means:

(1) all Indebtedness of ours or any guarantor under the Credit Agreement;

(2) any other Indebtedness of ours or any guarantor permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes or any note guarantee; and

(3) all obligations with respect to the items listed in the preceding clauses (1) and (2) (including any interest accruing after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Debt, whether or not allowed as a claim in such proceeding).

Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

(1) any liability for federal, state, local or other taxes owed or owing by such person or entity;

(2) any Indebtedness of ours or any guarantor to us or any of our Subsidiaries or Affiliates;

(3) any Indebtedness of ours or any guarantor under the 14.5% subordinated notes due March 1, 2010, including any such subordinated notes paid in lieu of cash interest thereon;

(4) any trade payables;

(5) any amounts or liabilities owing to dealers from whom we purchase subscriber accounts; or

(6) any Indebtedness that is incurred in violation of the indenture.

“Significant Subsidiary” means any Subsidiary that would be our “Significant Subsidiary” within the meaning of Rule 1-02 under Regulation S-X promulgated by the Securities and Exchange Commission.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any entity:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned, directly or indirectly, by such entity; and

(2) any other entity (other than a corporation), including, without limitation, a partnership, joint venture or limited liability company, in which the specified entity, one or more Subsidiaries thereof or the specified entity and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof, has or have at least a majority of the Voting Stock or other ownership interests of such entity.

“Unrestricted Subsidiary” means any Subsidiary that is designated by our board of directors as an Unrestricted Subsidiary pursuant to a resolution of the board of directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt; and

(2) is an entity with respect to which neither we nor any of our Restricted Subsidiaries have any direct or indirect obligation (1) to subscribe for additional Equity Interests or (2) to maintain or preserve such entity’s financial condition or to cause such entity to achieve any specified levels of operating results.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

“Voting Stock” with respect to any specified entity (1) means any class or classes of Equity Interests of the specified entity pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, partners, managers or trustees of the specified entity (irrespective of whether or not, at the time, stock of any other class or classes have, or might have, voting power by reason of the happening of any contingency) that control the management and policies of such entity, and (2) if such specified entity is a limited partnership, includes the general partner and limited partner interests of such entity.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any entity means a Restricted Subsidiary of such entity all the outstanding Capital Stock or other ownership interests of which (except directors’ qualifying shares) is at such time owned by such entity and its other Wholly Owned Restricted Subsidiaries.

Book-Entry System

The notes will be initially issued in the form of one or more global securities registered in the name of The Depository Trust Company (“DTC”) or its nominee.

Upon the issuance of a global security, DTC or its nominee will credit the accounts of persons or entities holding through it with the respective principal amounts of the notes represented by such global security purchased by such persons or entities in this offering. Ownership of beneficial interests in a global security will be limited to persons or entities that have accounts with DTC (“participants”) or persons or entities that may hold interests through participants. Any person or entity acquiring an interest in a global security through an offshore transaction in reliance on Regulation S of the Securities Act may hold such interest through Clearstream Banking, S.A. or Euroclear Bank N.V./S.A., as operator of the Euroclear System. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in such global security other than participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

Payment of principal of and interest on notes represented by a global security will be made in immediately available funds to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes represented thereby for all purposes under the indenture. We have been advised by DTC that upon receipt of any payment of principal of or interest on any global security, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such global security as shown on the records of DTC. Payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants.

A global security may not be transferred except as a whole by DTC or a nominee of DTC to a nominee of DTC or to DTC. A global security is exchangeable for certificated notes only if:

(1) DTC notifies us that it is unwilling or unable to continue as a depositary for such global security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act;

(2) a DTC participant at any time determines not to have all the notes represented by such global security; or

(3) an Event of Default entitling the noteholders to accelerate shall have occurred and be continuing with respect to the notes represented by such global security.

Any global security that is exchangeable for certificated notes pursuant to the preceding sentence will be exchanged for certificated notes in authorized denominations and registered in such names as DTC or any successor depositary holding such global security may direct. Subject to the foregoing, a global security is not exchangeable, except for a global security of like denomination to be registered in the name of DTC or any successor depositary or its nominee. In the event that a global security becomes exchangeable for certificated notes,

(1) certificated notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof;

(2) payment of principal of, and premium, if any, and interest on, the certificated notes will be payable, and the transfer of the certificated notes will be registerable, at the office or agency we maintain for such purposes; and

(3) no service charge will be made for any registration of transfer or exchange of the certificated notes, although we may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

So long as DTC or any successor depositary for a global security, or any nominee, is the registered owner of such global security, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global security for all purposes under the indenture and the notes. Except as set forth above, owners of beneficial interests in a global security will not be entitled to have the notes represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of certificated notes in definitive form and will not be considered to be the owners or holders of any notes under such global security. Accordingly, each person or entity owning a beneficial interest in a global security must rely on the procedures of DTC or any successor depositary, and, if such person or entity is not a participant, on the procedures of the participant through which such person or entity owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the indenture, DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised us that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations some of whom (or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in global securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes material U.S. federal income tax considerations that may be relevant to the exchange of the old notes for the new notes, but does not purport to be a complete analysis of all potential tax effects. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. This discussion does not address the tax considerations arising under the laws of any foreign, state, local, or other jurisdiction.

We believe that the exchange of the old notes for the new notes should not be an exchange or otherwise a taxable event to a holder for the U.S. federal income tax purposes. Accordingly, a holder should have the same adjusted issue price, adjusted basis and holding period in the new notes as it had in the old notes immediately before the exchange.

PLAN OF DISTRIBUTION

Based on interpretations by the staff of the Securities and Exchange Commission in no action letters issued to third parties, we believe that you may transfer new notes issued under the exchange offer in exchange for the old notes if:

•	you acquire the new notes in the ordinary course of your business; and

•	you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such new notes.

You may not participate in the exchange offer if you are:

•	our “affiliate” within the meaning of Rule 405 under the Securities Act; or

•	a broker-dealer that acquired old notes directly from us.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until                                 , 2004 all dealers effecting transactions in the new notes may be required to deliver a prospectus.

If you wish to exchange new notes for your old notes in the exchange offer, you will be required to make representations to us as described in “Exchange Offer—Purpose and Effect of the Exchange Offer” and “—Procedures for Tendering—Your Representations to Us” in this prospectus. As indicated in the letter of transmittal, you will be deemed to have made these representations by tendering your old notes in the exchange offer. In addition, if you are a broker-dealer who receives new notes for your own account in exchange for old notes that were acquired by you as a result of market-making activities or other trading activities, you will be required to acknowledge, in the same manner, that you will deliver a prospectus in connection with any resale by you of such new notes.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to, or through, brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the old notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the new notes offered in this exchange offer will be passed upon for us by Vinson & Elkins L.L.P., Dallas, Texas.

EXPERTS

Our financial statements and schedule as of June 30, 2003 and 2002 and for each of the years in the three year period ended June 30, 2003 included in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports appearing herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND OTHER INFORMATION

We will file annual, quarterly and current reports and other information with the Securities and Exchange Commission. Our filings with the Securities and Exchange Commission are also available to the public from the Securities and Exchange Commission’s website at http://www.sec.gov. These reports do not constitute a part of this prospectus, and we are not incorporating by reference any of the reports we file with the Securities and Exchange Commission. The public may read and copy any reports or other information that we file with the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330.

In addition, pursuant to the indenture governing the notes, we have agreed to the extent permitted by the Securities and Exchange Commission to file with the Securities and Exchange Commission and in all events to distribute to the trustee (under the indenture) our annual reports containing audited annual consolidated financial statements and our quarterly reports containing our unaudited consolidated financial statements for each of the three first quarters of each fiscal year. We will do this without regard to whether we are subject to the informational requirements of the Securities Exchange Act of 1934.

We maintain an internet web site at www.monitronics.com and www.monitronics.net. The information on these sites does not form a part of this prospectus.

While any notes remain outstanding, we will make available, upon request, to any beneficial owner and any prospective purchaser of notes the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Securities Exchange Act of 1934. Any such request should be directed to our Chief Financial Officer at 12801 Stemmons Freeway, Suite 821, Dallas, Texas 75234, telephone (972) 243-7443.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

The Board of Directors of

Monitronics International, Inc.

We have audited the balance sheets of Monitronics International, Inc., as of June 30, 2003 and 2002, and the related statements of income, shareholders’ net capital deficiency, and cash flows for each of the years in the three year period ended June 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monitronics International, Inc., as of June 30, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, the Company changed its method of amortizing subscriber accounts.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for goodwill in accordance with Statement of Financial Accounting Standards No. 142 as of July 1, 2001.

ERNST & YOUNG LLP

Fort Worth, Texas

August 25, 2003,

except for restatement as discussed in Note 1,

as to which the date is May 14, 2004

MONITRONICS INTERNATIONAL, INC.

BALANCE SHEETS

	Year ended June 30,
	2003 (Restated)	2002 (Restated)
	(In thousands except share data)
Assets
Current assets:
Cash and cash equivalents	$334	$17
Accounts receivable, less allowance for doubtful accounts of $1,398 in 2003 and $1,148 in 2002	4,993	4,407
Federal income tax receivable	—	282
Deferred income taxes	2,452	2,191
Prepaid expenses and other current assets	909	956

Total current assets	8,688	7,853
Property and equipment, net	4,682	5,570
Deferred income taxes	29,573	22,949
Subscriber accounts, net of accumulated amortization of $218,828 in 2003 and $161,666 in 2002	393,164	340,627
Deferred financing costs, net	6,411	7,856
Goodwill	14,795	14,795

Total assets	$457,313	$399,650

Liabilities and Shareholders’ Net Capital Deficiency
Current liabilities:
Accounts payable	$1,891	$2,222
Accrued expenses	2,017	1,438
Purchase holdbacks	8,975	5,799
Deferred revenue	3,246	2,847
Interest payable	810	1,127
Income taxes payable	2,296	1,087
Current portion of long-term debt	1,313	—

Total current liabilities	20,548	14,520
Long-term debt, less current portion	336,660	288,785
Redeemable preferred stock, net	154,935	136,264
Commitments and contingencies
Stockholders’ net capital deficiency:
Class A common stock, $.01 par value: Authorized shares — 50,000,000 Issued and outstanding shares — 2,290,784	23	23
Class B common stock, $.01 par value: Authorized shares — 700,000 Issued and outstanding shares — none	—	—
Additional paid-in capital	12	12
Treasury stock, at cost, 384,375 shares	(7,568)	(7,568)
Accumulated deficit	(47,297)	(32,386)

Total shareholders’ net capital deficiency	(54,830)	(39,919)

Total liabilities and shareholders’ net capital deficiency	$457,313	$399,650

See accompanying notes

MONITRONICS INTERNATIONAL, INC.

STATEMENTS OF INCOME

	Year ended June 30,
	2003 (Restated)	2002 (Restated)	2001 (Restated)
	(In thousands)
Revenue	$126,406	$111,339	$100,198
Cost of services	14,592	13,522	11,819

Gross profit	111,814	97,817	88,379
Operating expenses:
Sales, general, and administrative	23,014	20,570	17,979
Depreciation	2,067	1,923	1,634
Amortization	57,162	49,295	43,302

	82,243	71,788	62,915

Operating income	29,571	26,029	25,464
Other expense:
Interest expense	23,268	20,941	27,951
Other expense	—	504	—

	23,268	21,445	27,951
Income before income taxes	6,303	4,584	(2,487)
Provision for income taxes	2,543	1,795	(908)

Net income (loss)	3,760	2,789	(1,579)

Preferred dividends accrued	(18,457)	(15,020)	(4,603)
Accretion of redeemable convertible preferred stock discount	(214)	(193)	(114)
Issuance of Series C-1 preferred stock to Series C preferred shareholders	—	—	(4,950)

Net loss attributable to common stock shareholders	$(14,911)	$(12,424)	$(11,246)

See accompanying notes

MONITRONICS INTERNATIONAL, INC.

STATEMENTS OF SHAREHOLDERS’ NET CAPITAL DEFICIENCY

	Class A Common Stock		Additional Paid-in Capital	Treasury Stock, at Cost		Accumulate Earnings (Deficit)	Total Shareholders’ Net Capital Deficiency
	Shares	Amount		Shares	Amount
	(In thousands except for shares)
Balance at June 30, 2000	1,722,157	$17	$12	384,375	$(7,568)	$(8,716)	$(16,255)
Accretion of redeemable convertible preferred stock to the redemption value	—	—	—	—	—	(114)	(114)
Exercise of employee stock options	44,970	1	—	—	—	—	1
Accrual of preferred stock dividends	—	—	—	—	—	(4,603)	(4,603)
Issuance of Series C-1 preferred stock to Series C preferred shareholders	—	—	—	—	—	(4,950)	(4,950)
Net loss - restated	—	—	—	—	—	(1,579)	(1,579)

Balance at June 30, 2001	1,767,127	$18	$12	384,375	$(7,568)	$(19,962)	$(27,500)
Accretion of redeemable convertible preferred stock to the redemption value	—	—	—	—	—	(193)	(193)
Exercise of employee stock options	5,000	—	—	—	—	—	—
Accrual of preferred stock dividends	—	—	—	—	—	(15,020)	(15,020)
Issuance of Class A common restricted stock to employees	518,657	5	—	—	—	—	5
Net income - restated	—	—	—	—	—	2,789	2,789

Balance at June 30, 2002	2,290,784	$23	$12	384,375	$(7,568)	$(32,386)	$(39,919)
Accretion of redeemable convertible preferred stock to the redemption value	—	—	—	—	—	(214)	(214)
Accrual of preferred stock dividends	—	—	—	—	—	(18,457)	(18,457)
Net income - restated	—	—	—	—	—	3,760	3,760

Balance at June 30, 2003	2,290,784	$23	$12	384,375	$(7,568)	$(47,297)	$(54,830)

See accompanying notes

MONITRONICS INTERNATIONAL, INC.

STATEMENTS OF CASH FLOWS

	Year ended June 30,
	2003 (Restated)	2002 (Restated)	2001 (Restated)
	(In thousands)
Operating Activities
Net income	$3,760	$2,789	$(1,579)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	59,229	51,218	44,937
Amortization of deferred financing costs	1,777	1,205	523
Deferred income taxes	(6,885)	(7,470)	(6,229)
Other	—	5	—
Changes in current assets and liabilities:
Accounts receivable	(586)	(589)	501
Prepaid expenses and other current assets	26	(271)	(64)
Accounts payable	(331)	(186)	705
Accrued expenses	1,150	(15)	(892)
Deferred revenue	399	666	296
Income taxes payable and receivable	1,490	911	(1,095)

Net cash provided by operating activities	60,029	48,263	37,103
Investing Activities
Purchases of property and equipment	(1,179)	(2,378)	(2,824)
Purchases of subscriber accounts (net of holdbacks)	(106,521)	(79,276)	(92,859)

Net cash used in investing activities	(107,700)	(81,654)	(95,683)
Financing Activities
Proceeds from issuance of preferred stock	—	19,853	49,476
Proceeds from the exercise of stock options	—	—	1
Proceeds from revolving line-of-credit	74,400	42,200	59,900
Payments of revolving line-of-credit	(26,100)	(63,046)	(50,000)
Proceeds from issuance of subordinated notes	—	40,000	—
Payment of deferred financing costs	(312)	(5,603)	(846)

Net cash provided by financing activities	47,988	33,404	58,531

Increase (decrease) in cash and cash equivalents	317	13	(49)
Cash and cash equivalents at beginning of year	17	4	53

Cash and cash equivalents at end of year	$334	$17	$4

Cash paid during the period for:
Income taxes	$7,205	$7,430	$6,387

Interest	$20,078	$19,936	$27,631

Noncash investing and financing activities::
Accrued preferred stock dividends	$18,457	$15,020	$4,603

Issuance of Series C-1 preferred stock to Series C shareholders	$—	$—	$4,950

See accompanying notes

MONITRONICS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Monitronics International, Inc. (the Company) provides security alarm monitoring and related services to residential and business subscribers throughout the United States. The Company monitors signals arising from burglaries, fires, and other events through security systems installed by its dealers at subscribers’ premises.

Restatement of Prior Year Financial Statements

In the third quarter of fiscal year 2004, the Company changed its method of amortizing subscriber accounts from a 10-year straight-line method to a 10-year 135% declining balance method. The Company believes the 10-year 135% declining balance method provides a better matching to individual subscriber revenues. In conjunction with this change in amortization method, the Company has restated prior period financial statements.

The Company has previously restated its financial statements to properly record deferred revenue related to billings to our subscribers. The restatement adjusted a small timing difference in revenue recognition that resulted when a subscriber’s monthly service period extended beyond a month end. Historically, we recognized the full monthly invoice as revenue in the current month instead as revenue for the portion of the bill attributable to service provided in the current month and deferred revenue for the portion of the bill attributable to service to be provided in the next month.

The effect of the restatements on previously reported revenue, amortization and net income for the fiscal years ended June 30, 2001, 2002 and 2003 is as follows:

Selected Statement of Operations Changes

	2003			2002
	Previously Reported	Adjustment	Adjusted Balance	Previously Reported	Adjustment	Adjusted Balance
	(dollars in thousands)			(dollars in thousands)
Revenue	$126,406	$—	$126,406	$111,881	$(542)	$111,339
Amortization	$54,885	$2,277	$57,162	$45,968	$3,327	$49,295
Net Income	$5,197	$(1,437)	$3,760	$5,223	$(2,434)	$2,789

	2001
	Previously Reported	Adjustment	Adjusted Balance
	(dollars in thousands)
Revenue	$100,799	$(601)	$100,198
Amortization	$38,423	$4,879	$43,302
Net Income	$1,872	$(3,451)	$(1,579)

The effect of the restatements on previously reported balances for subscriber accounts and total shareholders’ net capital deficiency as of June 30, 2003 and 2002 is as follows:

Selected Balance Sheet Changes

	As of June 30, 2003			As of June 30, 2002
	Previously Reported	Adjustment	Adjusted Balance	Previously Reported	Adjustment	Adjusted Balance
	(in thousands)			(in thousands)
Subscriber accounts (net)	$416,435	$(23,271)	$393,164	$361,620	$(20,993)	$340,627
Total shareholders’ net capital deficiency	$(40,152)	$(14,678)	$(54,830)	$(26,678)	$(13,241)	$(39,919)

MONITRONICS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(continued)

Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company classifies all highly liquid investments with original maturities of three months or less as cash equivalents.

Accounting Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable consist primarily of amounts due from customers for recurring monthly monitoring services over a wide geographical base. The Company performs extensive credit evaluations on the portfolios of subscriber accounts prior to purchase and requires no collateral on the accounts that are acquired. The Company has established an allowance for doubtful accounts for estimated losses resulting from the inability of subscribers to make required payments. Factors such as historical-loss experience, recoveries and economic conditions are considered in determining the sufficiency of the allowance to cover potential losses. The actual collection of receivables could be different from recorded amounts.

The Company’s allowance for doubtful accounts as of June 30, 2003 and 2002 was $1,398,000 and $1,148,000, respectively. During the years ended June 30, 2003, 2002 and 2001, the Company recorded a provision for uncollectible accounts of $4,090,000, $2,515,000 and $2,205,000 respectively, and wrote off (net of recoveries) $3,840,000, $2,098,000 and $2,415,000, respectively.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over five years, which is the estimated useful life of the assets.

Subscriber Accounts and Other Intangible Assets

Subscriber accounts relate to the cost of acquiring portfolios of monitoring service contracts from independent dealers. The subscriber accounts are recorded at cost. All direct external costs associated with the purchase of subscriber accounts are capitalized. Internal costs, including all personnel and related support costs, incurred solely in connection with subscriber account acquisitions and transitions are expensed as incurred.

MONITRONICS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(continued)

The costs of subscriber accounts are amortized using the 10-year 135% declining balance method. The amortization method was selected to provide a matching of amortization expense to individual subscriber revenues. Amortization of subscriber accounts was $57.2 million, $49.3 million and $43.3 million for the years ended June 30, 2003, 2002 and 2001, respectively. Based on subscriber accounts held at June 30, 2003, amortization of subscriber accounts in the succeeding five years ending June 30 is as follows (in thousands):

2004	$61,719
2005	58,228
2006	55,588
2007	52,928
2008	49,434

Total	$277,897

In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, management reviews the subscriber accounts for impairment or a change in amortization period whenever events or changes indicate that the carrying amount of the asset may not be recoverable or the life should be shortened. For purposes of recognition and measurement of an impairment loss, the Company views subscriber accounts as a single pool because of the assets’ homogeneous characteristics, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of the other assets and liabilities. No impairment charge was recorded during the three-year period ended June 30, 2003.

Deferred financing costs are capitalized when the related debt is issued or when amendments to revolving credit lines increase the borrowing capacity. Deferred financing costs are amortized over the term of the related debt. Goodwill (carrying value of $14.8 million including accumulated amortization of $1.2 million at June 30, 2003, 2002 and 2001) consists of the excess of the cost over the fair value of the net assets acquired in a business combination. For the year ended June 30, 2001, goodwill was amortized on a straight-line basis over a 20-year period.

In July 2001, the Company early adopted SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets, which establish new accounting standards for the treatment of goodwill in a business combination. The standards do not permit amortization of goodwill but, instead, require that goodwill be separately tested for impairment using a fair-value based approach as opposed to the undiscounted cash flow approach used under prior accounting standards. Accordingly, the Company ceased amortizing its goodwill effective July 1, 2001.

The Company’s goodwill acquired of $16.0 million relates to two asset acquisitions of competitors occurring in the years ended June 30, 1995 and June 30, 1999. During the years ended June 30, 2003 and 2002, the Company performed its annual tests of goodwill impairment using a fair-value approach and the tests did not result in an impairment charge in either period.

The following pro forma financial information reflects net income as if goodwill were not subject to amortization in the year ended June 30, 2001 (in thousands).

Year ended June 30 2001
Reported net (loss)	$(1,579)
Add back goodwill amortization (net of $289 in taxes)	484

Adjusted net (loss)	$(1,095)

MONITRONICS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(continued)

Income Taxes

The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when reported amounts of the assets or liabilities are recovered or settled. The deferred tax assets are periodically reviewed for recoverability.

Purchase Holdbacks

The Company typically withholds a designated percentage of the purchase price when it purchases subscriber accounts from dealers. The withheld funds are recorded as a liability until the guarantee period provided by the dealer has expired. The holdback is used as a reserve to cover any terminated subscriber accounts that are not replaced by the dealer during the guarantee period as well as lost revenue during such period. At the end of the guarantee period, which is typically one year from the date of purchase, the dealer is responsible for any deficit or is paid the balance of the holdback.

Stock Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations, and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). Under APB 25, compensation cost is recognized over the vesting period based on the difference, if any, on the date of grant between the fair market value of the Company’s common stock and the exercise price of the stock option granted. Generally, the Company grants options with an exercise price at least equal to or above the fair market value of the Company’s common stock on the date of the grant and, as a result, generally does not record compensation cost.

The following table illustrates the effect of net income if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (in thousands):

	Year ended June 30,
	2003	2002	2001
Net income (loss) as reported	$3,760	$2,789	$(1,579)
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net value of related tax effects	(32)	(30)	(29)

Pro forma net income (loss)	$3,728	$2,759	$(1,608)

Revenue Recognition

Revenues are recognized as the related monitoring services are provided. Deferred revenue primarily includes advance billings and payments for monitoring services to be provided in the future.

Risk Concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable. The Company performs extensive credit evaluations on the portfolios of subscriber accounts prior to purchase and requires no collateral on the subscriber accounts that are

MONITRONICS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(continued)

acquired. Concentrations of credit risk with respect to trade accounts receivable are generally limited due to the large number of subscribers comprising the Company’s customer base.

Fair Value of Financial Instruments

Borrowings under the Company’s revolving credit and term loan agreement approximate fair value due to the borrowings being based on variable market interest rates. Management believes that the fair value of the $12,000,000 senior subordinated notes and the $40,000,000 subordinated notes approximates their book value.

Reclassifications

Certain prior year amounts have been reclassified to conform with current year presentation.

Recent Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in an entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after December 31, 2003. FIN 46 requires application of the interpretation to all entities subject to the interpretation no later than the beginning of the first reporting period that begins after December 15, 2004. After conducting an evaluation of the effect of the adoption of FIN 46, the Company concluded that there were no variable interest entities to be consolidated. Therefore, the adoption of FIN 46 will not have a material impact on the Company’s consolidated financial position or on its results of operations.

In May 2003, the FASB issued Financial Accounting Standards No. 150 (“SFAS 150”) — “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This statement established standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first fiscal period beginning after December 15, 2003 and must be applied prospectively by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The Company has not fully evaluated the impact of SFAS 150.

2. Property and Equipment

Property and equipment consists of the following at June 30 (in thousands):

	2003	2002
Central monitoring station and computer equipment	$9,475	$8,545
Furniture and office equipment	1,951	1,648
Leasehold improvements	1,426	1,311
Other	281	281

	13,133	11,785
Less accumulated depreciation	(8,451)	(6,215)

	$4,682	$5,570

MONITRONICS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(continued)

3. Long-Term Debt

Long-term debt consists of the following at June 30 (in thousands):

	2003	2002
Revolving credit line and term loan payable	$285,085	$236,785
Senior subordinated notes payable	12,000	12,000
Subordinated notes payable	40,888	40,000

	337,973	288,785
Less: current portion	1,313	—

	$336,660	$288,785

The Company has a revolving credit and term loan agreement (the Loan Agreement) with various financial institutions that provides for a $329.5 million credit facility, consisting of a $129.5 million revolving credit line, a $180 million term loan, and a $20 million term loan. As of June 30, 2003, the Company has $85.1 million in borrowings outstanding under the revolving credit line and has borrowed the entire amount committed under the term loans. As defined in the Loan Agreement, the revolving credit line converts to a term note on January 31, 2004 (the Conversion Date), and the borrowings then outstanding are payable in 36 monthly installments with the remaining balance due at maturity (January 31, 2007).

The Company can prepay the $180 million and $20 million term loans at any time prior to the Conversion Date. After the Conversion Date, the Company can prepay any borrowings outstanding. Additionally, the Loan Agreement requires a defined mandatory repayment if the borrowings ever exceed the lending commitment, if the Company has a predefined amount of excess cash flow, or if the Company has a qualified public stock offering, as defined.

At June 30, 2003, the Company has $44.4 million in borrowing availability under the revolving credit line and is charged a commitment fee of 0.75% on the average daily unused portion. The revolving credit line and the $180 million term loan bear interest at a rate of either prime plus 1.75% or LIBOR plus 3.75%, and the $20 million term loan bears interest at a rate of either prime plus 2.5% or LIBOR plus 4.5% (at June 30, 2003, borrowings bear interest at a weighted average rate of 5.3%). Interest incurred on borrowings is payable monthly in arrears. The weighted average interest rate for borrowings during the year was 5.4% in 2003, 5.6% in 2002 and 9.4% in 2001.

The Company is subject to certain financial covenants under its Loan Agreement, its subordinated notes and its senior subordinated notes, such as capital expenditure limits, restriction of dividend payments, maximum total debt to annualized quarterly operating income, maximum total senior debt to annualized monthly net operating income, total interest coverage, minimum fixed-charge coverage, and other covenants, all as defined. Borrowings under the Loan Agreement are collateralized by all assets of the Company, and by all of the shares of the Series A, B, C, C-1, and D-1 preferred stock outstanding and a majority of the Class A common stock outstanding.

The Company has $12 million in senior subordinated notes due in full on June 30, 2007 with interest payable quarterly at a rate of 12%. On January 18, 2002, the Company issued $40 million of subordinated notes due in full on January 18, 2009. Interest accrues at 13.5% with interest payable semiannually at a rate of 12%. The remaining 1.5% interest will be added to the outstanding principal. The senior subordinated notes and the subordinated notes are subordinate to the borrowings under the Loan Agreement.

On August 25, 2003, the Company issued $160.0 million of Senior Subordinated Notes (the Senior Subordinated Notes) at 11.75% with a maturity date of September 1, 2010. Interest payments are to be made

MONITRONICS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(continued)

semi-annually in cash in arrears on March 1 and September 1 of each year beginning on March 1, 2004. Further, the Company entered into a new credit facility agreement comprised of a $175.0 million term loan that matures in fiscal 2010 and a $145.0 million revolving credit facility that matures in fiscal 2009. Payments under the term loan are payable in quarterly installments from December 31, 2003 through June 30, 2009. The quarterly payment is calculated based upon the amount of the original facility multiplied by 0.25% for the quarters ended December 31, 2003 through September 30, 2006, 1.25% for the quarters ended December 31, 2006 through September 30, 2007 and 3.00% for the quarters ended December 31, 2007 through June 30, 2009 with the remaining balance due at maturity. Proceeds from the borrowings were used primarily to repay the Company’s existing credit facility, senior subordinated notes payable, to repurchase $20.5 million principal amount of its subordinated notes at a repurchase price of approximately $23.2 million and to pay debt issuance costs. As a result of the repayments, the Company expensed its previously capitalized deferred financing costs totaling $6.0 million. The remaining principal amount of the subordinated notes was amended, and the maturity date was extended to March 1, 2010.

Scheduled maturities (as defined) of long-term debt at June 30, 2003, utilizing the required payment schedule of the Senior Subordinated notes, subordinated notes and the new credit facility entered into subsequent to year-end, are as follows (in thousands):

2004	$1,313
2005	1,750
2006	1,750
2007	7,000
2008	17,937
Thereafter	308,223

$337,973

The Company also utilizes interest rate cap agreements, as required, to control its exposure to variable interest rates under the Loan Agreement. As of June 30, 2003, these interest rate caps provide that the interest rate on approximately $145 million of borrowings under the Loan Agreement cannot exceed an interest rate of 10%. The interest rate caps also expire at various dates over the next two years. The Company records these derivatives at fair value in the balance sheet and any changes in fair value are recorded in the statement of income. As of June 30, 2003, the fair value of the interest rate caps was nominal.

4. Redeemable Preferred Stock

As of June 30, 2003 and 2002, there were 4,000,000, 5,000,000, 1,409,375, and 251,420 shares of the Series A, B, C, C-1 preferred stock, respectively, authorized, issued and outstanding. In addition, as of June 30, 2003 and 2002, there were 70,000 shares of Series D-1 and D-2 preferred stock authorized, and no Series D-2 issued and outstanding, and as of June 30, 2003 and 2002 there were 70,000 shares, of Series D-1 preferred stock issued and outstanding. All shares have a par value of $0.01. In conjunction with the issuance of each Series of preferred stock, the Company incurred financing costs which have been reflected as the unaccreted redemption value of preferred stock. The accretion of these costs is being charged directly to accumulated deficit through the mandatory redemption date.

On April 27, 2001, the Company issued 251,420 shares of Series C-1 preferred stock to the Series C preferred stock shareholders which was recorded at the liquidation and redemption value of $4.95 million. This was a noncash transaction and has been reflected as a dividend. The Company also issued 50,000 shares of Series D-1 preferred stock on April 27, 2001 for total gross proceeds of $50 million. In addition, on January 18, 2002, the Company issued an additional 20,000 shares of Series D-1 preferred stock for total gross proceeds of $20 million.

MONITRONICS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(continued)

The activity of redeemable preferred stock is as follows (in thousands except for shares):

	Series A		Series B		Series C		Series C-1		Series D-1		Series D-2		Unaccreted Redemption Value	Total Redeemable Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at June 30, 2000	4,000,000	$5,759	5,000,000	$6,248	1,409,375	$30,662	—	$—	—	$—	—	$—	$(614)	$42,055
Issuance of Series C-1 preferred stock to Series C preferred Shareholders	—	—	—	—	—	—	251,420	4,950	—	—	—	—	—	4,950
Issuance of Series D-1 preferred stock	—	—	—	—	—	—	—	—	50,000	50,000	—	—	(524)	49,476
Accretion to redemption value	—	—	—	—	—	—	—	—	—	—	—	—	114	114
Accrual of preferred stock dividends	—	320	—	400	—	2,613	—	142	—	1,128	—	—	—	4,603

Balance at June 30, 2001	4,000,000	$6,079	5,000,000	$6,648	1,409,375	$33,275	251,420	$5,092	50,000	$51,128	—	$—	$(1,024)	$101,198
Issuance of Series D-1 preferred stock	—	—	—	—	—	—	—	—	20,000	20,000	—	—	(147)	19,853
Accretion to redemption value	—	—	—	—	—	—	—	—	—	—	—	—	193	193
Accrual of preferred stock dividends	—	320	—	400	—	4,906	—	999	—	8,395	—	—	—	15,020

Balance at June 30, 2002	4,000,000	$6,399	5,000,000	$7,048	1,409,375	$38,181	251,420	$6,091	70,000	$79,523	—	$—	$(978)	$136,264
Accretion to redemption value	—	—	—	—	—	—	—	—	—	—	—	—	214	214
Accrual of preferred stock dividends	—	320	—	400	—	5,672	—	887	—	11,178	—	—	—	18,457

Balance as of June 30, 2003	4,000,000	$6,719	5,000,000	$7,448	1,409,375	$43,853	251,420	$6,978	70,000	$90,701	—	$—	$(764)	$154,935

MONITRONICS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(continued)

Dividend Preferences

Series A — The Series A preferred shareholders are entitled to receive dividends at a rate of $0.08 per share per year. The dividends are cumulative and accrue on each share daily, commencing on the date of issuance, whether or not earned or declared. Series A preferred dividends may not be paid if a default exists or the payment of dividends would create a default under the Loan Agreement; or if the Company has any senior subordinated notes or subordinated notes payable outstanding or any accrued and unpaid Series D-1, D-2, C-1, C or B preferred dividends outstanding.

Series B — The declaration and payment of Series B preferred dividends are preferential to the Series A preferred dividends. The Series B preferred shareholders are entitled to receive dividends at a rate of $0.08 per share per year. The dividends are cumulative and accrue on each share daily, commencing on the date of issuance, whether or not earned or declared. Series B preferred dividends may not be paid until the Company has no amounts outstanding under the senior subordinated notes and the subordinated notes; if a default exists or the payment of dividends would create a default under the Loan Agreement; or if there are any accrued and unpaid Series D-1, D-2, C-1, or C preferred dividends outstanding.

Series C and Series C-1 — The declaration and payment of Series C and Series C-1 preferred dividends are preferential to the Series A and B preferred dividends. The Series C and Series C-1 preferred shareholders are generally entitled to receive dividends at the rate of 15%, compounded annually from March 9, 1999, of the redemption price of $19.689579 per share annually beginning September 30, 2001. The dividends are cumulative and compounded annually and the dividend rate increases each year as defined in the Articles of Incorporation. Series C and Series C-1 preferred dividends may not be paid until the Company has no amounts outstanding under the senior subordinated notes and the subordinated notes; or if a default exists or the payment of dividends would create a default under the Loan Agreement; or if there are any accrued and unpaid Series D-1 or Series D-2 preferred dividends outstanding.

Series D-1 and Series D-2 — The declaration and payment of Series D-1 and Series D-2 preferred dividends are preferential to the Series A, B, C, and C-1 preferred dividends.

The Series D-1 and Series D-2 preferred shareholders are entitled to receive dividends at the rate of 13.5% per annum on the sum of $1,000 per share and the amount of any prior accrued or declared but unpaid dividends. Dividends are cumulative and compound semiannually. Series D-1 and Series D-2 preferred dividends may not be paid if a default exists or the payment of dividends would create a default under the Loan Agreement, or if the Company has any senior subordinated notes or subordinated notes payable outstanding.

As of June 30, 2003 and 2002, the aggregate cumulative preferred dividends accrued for Series A, B, C, C-1, D-1 preferred stock were $43,999,000 and $25,542,000, respectively. The accrued preferred dividends are included in the carrying value of each Series of redeemable convertible preferred stock.

Voting Rights

The Series A, C, and D-1 preferred shareholders can vote in conjunction with the Class A common shareholders on an as-if-converted basis on all matters to come before the shareholders of the Company, and Class A common shareholders shall not be entitled to vote as a class on any matter. The Series B preferred shareholders are entitled to vote on only certain matters as defined by the Articles of Incorporation. The Series C-1 and Series D-2 preferred shareholders have no right to vote their shares except as mandated by law and in certain limited circumstances defined by the Articles of Incorporation. The Company cannot, without first obtaining the approval or consent of the holders of at least two-thirds of the Series A preferred stock, voting

MONITRONICS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(continued)

separately as a Series, or of the Series B preferred stock, voting separately as a Series, or of the Series C preferred stock, voting separately as a Series, amend its Articles of Incorporation to increase the number of shares of the Series or adversely affect or impair its rights; purchase or redeem any capital stock or any other equity securities or declare or pay any dividend or other distribution thereon, except in accordance with the Articles of Incorporation. The Series C-1 preferred stock, voting separately as a Series, must also approve any such amendment to the Articles of Incorporation. A majority of the Series D-1 preferred stock, voting separately as a series, is also required to amend the provisions of the Articles of Incorporation regarding the capitalization of the Company and the rights and privileges of the Company’s equity securities. Each of the Series A, B, and D-1 preferred stock, voting as separate Series, must approve various other actions, including issuance of capital stock and conducting certain business transactions.

Conversion Rights

At June 30, 2003, each share of Series A preferred stock is convertible into 1.25125 shares of Class A common stock, subject to adjustment, at any time at the holder’s option. As of June 30, 2003, each share of Series C preferred stock was convertible into 1.65828 shares of Class A common stock, subject to adjustment, at any time at the holder’s option. In addition, each share of Series A and C preferred stock shall automatically be converted into shares of Class A common stock at the then effective respective conversion price immediately upon the closing of a qualified public offering, where the price per share, prior to underwriting discounts and commissions, is greater than or equal to $3.00 per share in the case of the Series A and $28.00 per share in the case of the Series C.

Subject to the aforementioned restrictions, accrued and unpaid dividends on the Series A and Series C preferred stock are payable in cash to the shareholders upon conversion of the stock into Class A common stock or, at the option of the Company with regard to Series A preferred stock, a number of shares of Class A common stock having a fair market value, on the date of conversion, equal to the accrued but unpaid dividends.

Upon the closing of a qualified public offering where the price per share, prior to underwriting discounts and commissions, is greater than or equal to $3.00 per share, each share of Series B preferred stock, at the option of the holder, can be converted into shares of Class A common stock as determined by dividing the Series B Redemption Price (as defined) at the time of the public offering by the per share public offering price.

At any time, holders of Series D-1 preferred stock may convert their shares into an equal number of shares of Series D-2 and into shares of Class A common stock. The Series D-1 preferred stock is automatically convertible into shares of Series D-2 preferred stock and shares of Class A common stock upon the closing of a public offering of Class A common stock at a price of at least $28 per share. The conversion ratio is subject to adjustment for future issuances of common stock. The minimum aggregate number of shares into which the Series D-1 would convert would result in the holders of Series D-1 preferred stock owning 3,336,596 shares of Class A common stock as of June 30, 2003.

Series C-1 and Series D-2 preferred stock are not convertible into any other equity security.

Mandatory Redemption Rights

Subject to the rights of Series D-1 preferred shareholders to initiate a sale of the Company prior to redemption, at any time after July 31, 2007 (the Redemption Date) and at the election of the holders of a majority of each of the Series A, B, C and C-1 preferred stock, the Company shall redeem all of the preferred stock of the Series making such demand outstanding on the redemption date up to the maximum amount the Company may lawfully redeem from funds legally available. At the Redemption Date, the Company shall pay in cash a sum per

MONITRONICS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(continued)

share (as adjusted to reflect any recapitalization) equal to $1 per share for each of the Series A and Series B and $19.68958 per share for each of the Series C and Series C-1, along with any accrued or declared but unpaid dividends.

The Series B preferred stock must also be redeemed by the Company upon the closing of a qualified public offering, up to the maximum amount the Company may lawfully redeem from the funds legally available. The Company shall pay in cash a sum per share (as adjusted to reflect any recapitalization) equal to $1 per share, along with any accrued or declared but unpaid dividends; provided that if any shares of Series D preferred stock are outstanding, each holder of Series B preferred stock will receive in lieu of cash a number of shares of Class A common stock determined by dividing the Series B redemption price (as defined) at the time of the qualified public offering by the public offering price.

The Series C and Series C-1 preferred shareholders together can also elect to require redemption of their shares at a time prior to the closing of a qualified public offering provided that certain preferred shareholders do not own 28.5% of the voting stock of the Company at that time. The Series C-1 preferred stock must be redeemed by the Company upon closing of its initial public offering of Class A common stock at the same redemption price as above, up to the maximum amount the Company may lawfully redeem from the funds legally available.

The Series D-1 preferred stock is not redeemable. The Series D-2 preferred stock is only redeemable upon the closing of a qualified public offering. The Series D-2 preferred stock must be redeemed upon closing of a qualified public offering (as defined) and, under certain circumstances, a portion of the underlying Class A common stock issued upon conversion of the Series D-1 preferred stock may also be redeemed.

The redemption price for the Series D-2 preferred stock is $1,000 per share, along with any accrued or declared but unpaid dividends. The redemption price for the underlying Class A common stock, if shares are required to be redeemed, is the same price per share as sold in the initial public offering. The Company is prohibited from making an initial public offering if it will not be able to redeem the Series D-2 preferred stock and any required underlying Class A common stock. There are no Series D-2 preferred shares outstanding as of June 30, 2003.

Holders of the majority of Series D-1 preferred stock (or underlying Class A common stock into which it was converted) may, at any time after the earlier of July 31, 2007 or the date that the holders of Series A preferred stock, Series B preferred stock, Series C preferred stock, or Series C-1 preferred stock have demanded a redemption of their shares, initiate procedures for the sale of the Company.

The Company cannot redeem any Series of preferred stock while the senior subordinated notes or the subordinated notes are outstanding or if prohibited under the Loan Agreement. Upon the Redemption Date, any legal funds available will be distributed to the redemption of the Series D-1 and D-2 preferred stock first, and, thereafter, to the Series C and C-1 preferred stock, and, thereafter, to the redemption of the Series B preferred stock, and, thereafter, to the redemption of the Series A preferred stock.

Liquidation Preference

The Series D-1 and Series D-2 preferred shareholders are entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Series A preferred stock, Series B preferred stock, Series C preferred stock, Series C-1 preferred stock and Class A and Class B common stock, their entire liquidation preference. The Series D-1 preferred shareholders are entitled to a liquidation preference of $1,000 per share plus any accrued or declared but unpaid dividends. The holders of Series D-2

MONITRONICS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(continued)

preferred stock and underlying Class A common stock issued upon conversion of Series D-1 preferred stock are entitled to a liquidation preference of a combined amount of $1,000 per share plus any accrued or declared but unpaid dividends. If there are insufficient funds to pay the full redemption amounts, the available funds will be distributed ratably among the holders of Series D-1 preferred stock and Series D-2 preferred stock in proportion to their respective liquidation values.

Along with the holders of the Class A and B common stock, the Series A and Series D-1 preferred shareholders shall, after payment in full of the preferential liquidation amounts, be entitled to share ratably in any remaining assets and surplus funds of the Company as determined by assuming the conversion of all the Series A and Series D-1 preferred stock into Class A common stock.

The Series C and Series C-1 preferred shareholders are entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Series A preferred stock, Series B preferred stock, and common stock, their entire liquidation preference. The Series C preferred shareholders are entitled to a liquidation preference of the greater of $19.68958 per share plus any accrued or declared but unpaid dividends or the amount the holders of Series C preferred stock would be entitled pro rata, together with the Series A preferred stock, the Series D-1 preferred stock and the Class A common stock upon liquidation assuming a conversion of the Series C preferred stock into the greatest number of shares of Class A common stock into which it can be converted. The Series C-1 preferred shareholders are entitled to a liquidation preference of $19.68958 per share plus any accrued or declared but unpaid dividends. If there are insufficient funds to pay the full redemption amounts, the available funds will be distributed ratably among the holders of Series C preferred stock and Series C-1 preferred stock in proportion to their respective liquidation values.

The Series B preferred shareholders are entitled to receive, prior to and in preference to any liquidation preference payments to the Series A preferred or common shareholders, a liquidation preference of $1 per share plus any accrued or declared but unpaid dividends. The Series B preferred shareholders do not share in any remaining assets and surplus funds of the Company after payment of their preferential liquidation amounts.

The Series A preferred shareholders are entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the common stock, a liquidation preference of $1 per share plus any accrued or declared but unpaid dividends. Along with the holders of the Class A and B common stock, the Series A and Series D-1 preferred shareholders shall, after payment in full of the preferential liquidation amounts, be entitled to share ratably in any remaining assets and surplus funds of the Company as determined by assuming the conversion of all the Series A and Series D-1 preferred stock into Class A common stock.

As of June 30, 2003, the Series A, B, C, C-1, D-1 preferred stock have aggregate liquidation values of $6,719,000, $7,448,000, $43,853,000, $6,978,000, and $90,701,000, respectively.

5. Shareholders’ Net Capital Deficiency

Common Stock

The Class A common shareholders are entitled to one vote per share on all matters voted on by the shareholders of the Company. The Class B common stock has no voting rights. However, at any time, each holder of Class B common stock is entitled to convert any and all shares of Class B common stock into the same number of shares of Class A common stock. Shares of Class B common stock which are converted into shares of Class A common stock will not be reissued.

The Company has reserved the following shares of common stock for future issuance: 15,678,739 shares for the conversion of preferred stock and 3,614,456 shares for the exercise of stock options and warrants.

MONITRONICS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(continued)

Stock Warrants

On November 10, 1994, in conjunction with a prior credit agreement, the Company issued 367,238 warrants at fair market value. The agreement required the Company to issue the lender warrants to acquire shares of Class B common stock. Each warrant is exercisable at $0.01 per share and expires on November 10, 2004.

In conjunction with the Company’s various financing transactions, the Company issued, at fair market value, warrants to purchase 319,274 shares of Class A common stock during May 1996, warrants to purchase 147,927 shares of Class A common stock during November 1996, warrants to purchase 1,064,256 shares of Class A common stock during May 1997, and warrants to purchase 1,616,761 shares of Class A common stock during January 2002. Each warrant is exercisable at $0.01 per share and expires between June 30, 2003 and January 17, 2012.

6. Restricted Stock and Stock Option Plan

The Company’s Board of Directors is authorized, under the Company’s 1999 Stock Option Plan (the 1999 Plan), to award options to purchase up to 150,000 shares of Class A common stock to its officers and employees. On April 27, 2001, the Company adopted the 2001 Stock Option Plan (the 2001 Plan), which allows the Company’s Board of Directors to award options to purchase up to 250,000 shares of Class A common stock to its officers and employees. During the year ended June 30, 2003, 25,000 options were granted under the 1999 Plan and no options were granted under the 2001 Plan.

Options granted to date vest ratably over periods not exceeding five years, as specified by the option agreements. On May 22, 1997, the Company amended existing stock option agreements to allow officers and employees to exercise any unvested options outstanding. However, any common stock acquired by an officer or employee exercising their options is restricted stock until it vests in accordance with the vesting schedule of the original stock option agreement. Until the officer or employee has a vested interest in the stock, the officer or employee cannot sell the stock; however, the Company can repurchase the stock at any time during the vesting period.

On April 19, 2002, the Company issued 518,657 shares of Class A common stock to its officers and employees in the form of restricted stock. All shares were issued at a purchase price of $0.01 per share. Of this amount, 291,998 shares were fully vested on date of issuance. The remaining 226,659 shares vest 20% on date of issuance and 20% per year over a four year period.

Stock option transactions for years ended June 30 are summarized as follows:

	2003		2002		2001
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding at beginning of year	76,000	$19.21	90,500	$18.02	113,470	$9.83
Options granted	25,000	1.00	—	—	38,000	20.00
Options forfeited	(2,000)	20.00	(9,500)	20.00	(16,000)	15.31
Options exercised	—	—	(5,000)	0.01	(44,970)	0.01

Options outstanding at end of year	99,000	$14.60	76,000	$19.21	90,500	$18.02

Options exercisable at end of year	55,100	$18.57	40,700	$18.53	33,700	$15.25

Weighted average grant date fair value of options granted during the year		$.15		$—		$3.98

MONITRONICS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(continued)

The following table summarizes information about stock options outstanding at June 30, 2003:

Exercise Prices	Stock Options Outstanding	Stock Options Exercisable	Contractual Life
$0.01	3,000	3,000.58
1.00	25,000	1,000	9.33
20.00	71,000	51,100	6.79

	99,000	55,100

See Note 1 for comparisons of net income as reported and as adjusted for the pro-forma effects of determining compensation expense in accordance with SFAS 123.

The fair value for the options was estimated at the date of grant using a minimum value option pricing model and the following assumptions: weighted average risk-free interest rate of 5.5%, no dividends expected to be declared, and a weighted average expected life of the option of three years.

7. Income Taxes

The provision for income taxes consists of the following (in thousands):

	2003	2002	2001
Current federal	$8,255	$8,163	$4,728
Current state	1,173	1,102	592

Total current	9,428	9,265	5,320
Deferred federal	(5,922)	(6,885)	(5,560)
Deferred state	(963)	(585)	(668)

Total deferred	(6,885)	(7,470)	(6,228)

Total provision for income taxes	$2,543	$1,795	$(908)

The differences in income taxes provided and the amounts determined by applying the federal statutory tax rate to the income before income taxes results in the following (in thousands):

	2003	2002	2001
Tax at statutory rate	$2,142	$1,558	$(846)
Add (deduct):
Nondeductible expenses	25	14	16
State tax (net of federal benefit)	329	252	(75)
Other	47	(29)	(3)

Total provision for income taxes	$2,543	$1,795	$(908)

MONITRONICS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(continued)

The components of net deferred income tax assets as of June 30 are as follows (in thousands):

	2003	2002
Deferred income tax assets:
Book over tax depreciation and amortization	$29,863	$23,450
Allowance for doubtful accounts	524	431
Deferred revenue	1,506	1,258
Accrued expenses	502	495

Total deferred tax assets	32,395	25,634
Deferred income tax liabilities:
Other	(370)	(494)

Net deferred tax asset	$32,025	$25,140

8. Employee Benefit Plan

The Company maintains a tax-qualified, defined contribution plan that meets the requirements of Section 401(k) of the Internal Revenue Code (the Monitronics 401(k) Plan). For the year ended June 30, 2003, the Company, at its election, made contributions to the Monitronics 401(k) Plan. These contributions were allocated among participants based upon the respective contributions made by the participants through salary reductions during the applicable plan year. The Company’s matching contribution is made in cash. For the years ended June 30, 2003, 2002 and 2001, the Company made a matching cash contribution to the plan of approximately $38,000, $41,000 and $37,000, respectively. The funds of the plan are deposited with a trustee and invested at each participant’s option in one or more investment funds.

9. Commitments and Contingencies

The Company leases certain office space and equipment under various noncancelable operating leases. Certain leases have rent escalation clauses associated with them. At June 30, 2003, future minimum payments under such leases are as follows (in thousands):

2004	$501
2005	493
2006	262
2007	23

Total minimum lease payments	$1,279

Rental expense for all operating leases was approximately $601,000, $627,000 and $527,000 for the years ended June 30, 2003, 2002 and 2001, respectively.

The Company is subject to various legal proceedings and claims that arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material impact on the financial position or results of operations of the Company.

10. Subsequent Event

Concurrent with the Subordinated note offering (see Note 3), the Company entered into an agreement to pay its president and chief executive officer a $2.0 million transaction fee in cash within 90 days after the closing of the offering. Additionally, the agreement allows the officer to require the company to purchase 400,000 shares of his Class A common stock for $1.0 million in cash and also allows him the right to sell up to $500,000 in value of his Class A common stock to the Company in each of the next five fiscal years at a purchase price per share based upon a multiple of cash flow.

MONITRONICS INTERNATIONAL, INC.

BALANCE SHEETS

(In thousands, except share data)

	March 31, 2004	June 30, 2003
	(Unaudited)	(Restated)
Assets
Current assets:
Cash and cash equivalents	$1,499	$334
Accounts receivable, net	4,886	4,993
Deferred income taxes	2,561	2,452
Prepaid expenses and other current assets	1,200	909

Total current assets	10,146	8,688
Property and equipment, net	4,061	4,682
Deferred income taxes	34,968	29,573
Subscriber accounts, net of accumulated amortization of $269,995 as of March 31, 2004 and $218,828 as of June 30, 2003	424,586	393,164
Deferred financing costs, net	15,006	6,411
Goodwill	14,795	14,795

Total assets	$503,562	$457,313

Liabilities and Shareholders’ Net Capital Deficiency
Current liabilities:
Accounts payable	$5,057	$1,891
Accrued expenses	1,840	2,017
Interest payable	2,988	810
Income tax payable	3,296	2,296
Purchase holdbacks	9,682	8,975
Deferred revenue	5,193	3,246
Current portion of long-term debt	1,750	1,313

Total current liabilities	29,806	20,548
Long-term debt, less current portion	379,459	336,660
Redeemable preferred stock, net	170,500	154,935
Commitments and contingencies
Shareholders’ net capital deficiency:
Class A common stock, $.01 par value:
Authorized shares – 50,000,000
Issued and outstanding shares – 3,043,920 as of March 31, 2004 and 2,290,784 as of June 30, 2003	30	23
Class B common stock, $.01 par value:
Authorized shares – 700,000
Issued and outstanding shares – none	—	—
Additional paid-in capital	5	12
Treasury stock, at cost, 785,465 shares as of March 31, 2004 and 384,375 as of June 30, 2003	(8,568)	(7,568)
Accumulated deficit	(67,670)	(47,297)

Total shareholders’ net capital deficiency	(76,203)	(54,830)

Total liabilities and shareholders’ net capital deficiency	$503,562	$457,313

See accompanying notes.

MONITRONICS INTERNATIONAL, INC.

STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2004	2003 (Restated)	2004	2003 (Restated)
			(In thousands)
Revenue	$37,862	$31,833	$111,248	$92,606
Cost of services	4,277	3,574	12,243	10,993

Gross profit	33,585	28,259	99,005	81,613
Operating expenses:
Sales, general and administrative	6,260	5,467	19,205	16,738
Depreciation	514	526	1,620	1,565
Amortization	17,584	14,587	51,167	41,857

	24,358	20,580	71,992	60,160

Operating income	9,227	7,679	27,013	21,453
Other expense:
Interest expense	9,003	5,745	25,626	17,503
Loss on debt refinancing	–	–	8,828	–

	9,003	5,745	34,454	17,503

Income (loss) before income taxes	224	1,934	(7,441)	3,950
Provision (benefit) for income taxes	79	747	(2,657)	1,526

Net income (loss)	145	1,187	$(4,784)	$2,424

Preferred dividends accrued	(5,232)	(4,599)	(15,426)	(13,560)
Accretion of redeemable convertible preferred stock discount	(55)	(54)	(163)	(161)

Net loss attributable to common stock shareholders	$(5,142)	$(3,466)	$(20,373)	$(11,297)

See accompanying notes.

MONITRONICS INTERNATIONAL, INC.

STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended March 31,
	2004	2003 (Restated)
	(In thousands)
Operating Activities
Net income (loss)	$(4,784)	$2,424
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	52,786	43,421
Amortization of deferred financing costs	1,706	1,333
Write off deferred financing costs	5,934	—
Deferred income taxes	(5,503)	(4,760)
Non cash interest accretion	330	582
Changes in current assets and liabilities:
Accounts receivable	107	(1,061)
Prepaid expenses and other current assets	(291)	156
Accounts payable	3,166	(873)
Accrued expenses	2,001	743
Deferred revenue	1,947	998
Income taxes payable	1,000	935

Net cash provided by operating activities	58,399	43,898
Investing Activities
Purchases of property and equipment	(999)	(732)
Purchases of subscriber accounts (net of holdbacks)	(81,882)	(75,387)

Net cash used in investing activities	(82,881)	(76,119)
Financing Activities
Payment of deferred financing costs	(16,235)	—
Payments of subordinated notes	(32,491)	—
Payment of unaccreted redemption costs	(24)	—
Purchase of treasury stock	(1,000)	—
Proceeds from credit facility	248,800	52,300
Payments of credit facility	(332,460)	(20,000)
Proceeds from issuance of Senior Subordinated Notes	159,057	—

Net cash provided by financing activities	25,647	32,300

Increase in cash and cash equivalents	1,165	79
Cash and cash equivalents at beginning of period	334	17

Cash and cash equivalents at end of period	$1,499	$96

Cash paid during the period for:
Income taxes	$—	$5,219

Interest	$20,572	$13,791

Noncash financing transactions:
Accrued preferred stock dividends	$15,426	$13,560

See accompanying notes.

MONITRONICS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Monitronics International, Inc. (the Company) provides security alarm monitoring and related services to residential and business subscribers throughout the United States. The Company monitors signals arising from burglaries, fires and other events through security systems installed by its dealers at subscribers’ premises.

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation.

The balance sheet at June 30, 2003 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

Restatement of Prior Period Financial Statements

In the third quarter of fiscal year 2004, the Company changed its method of amortizing subscriber accounts from a 10-year straight-line method to a 10-year 135% declining balance method. The Company believes the 10-year 135% declining balance method provides a better matching to individual subscriber revenues. In conjunction with this change in amortization method, the Company has restated prior period financial statements.

The Company has previously restated its financial statements to properly record deferred revenue related to billings to our subscribers. The restatement adjusted a small timing difference in revenue recognition that resulted when a subscriber’s monthly service period extended beyond a month end. Historically, we recognized the full monthly invoice as revenue in the current month instead of as revenue for the portion of the bill attributable to service provided in the current month and deferred revenue for the portion of the bill attributable to service to be provided in the next month.

The effect of the restatements on previously reported revenue, amortization and net income for the nine months ended March 31, 2003 is as follows:

Selected Statement of Operations Changes

	Three Months Ended March 31, 2003 (Unaudited)			Nine Months Ended March 31, 2003 (Unaudited)
	Previously Reported	Adjustment	Adjusted Balance	Previously Reported	Adjustment	Adjusted Balance
	(in thousands)			(in thousands)
Revenue	$32,035	$(202)	$31,833	$93,106	$(500)	$92,606
Amortization	$14,028	$559	$14,587	$40,176	$1,681	$41,857
Net Income	$1,663	$(476)	$1,187	$3,789	$(1,365)	$2,424

MONITRONICS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(continued)

(Unaudited)

The effect of the restatements on previously reported balances for subscriber accounts and total shareholders’ net capital deficiency as of June 30, 2003 is as follows:

Selected Balance Sheet Changes

	As of June 30, 2003
	Previously Reported	Adjustment	Adjusted Balance
	(in thousands)
Subscriber accounts (net)	$416,435	$(23,271)	$393,164
Total shareholders’ net capital deficiency	$(40,152)	$(14,678)	$(54,830)

Stock Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations, and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123) as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. Under APB 25, compensation cost is recognized over the vesting period based on the difference, if any, on the date of grant between the fair market value of the Company’s common stock and the exercise price of the stock option granted. Generally, the Company grants options with an exercise price at least equal to or above the fair market value of the Company’s common stock on the date of the grant and, as a result, generally does not record compensation cost.

The following table illustrates the effect on net income (loss) if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (in thousands):

	Three Months Ended March 31,		Nine Months Ended March 31,
	2004	2003	2004	2003
		(Restated)		(Restated)
Net income (loss) as reported	$145	$1,187	$(4,784)	$2,424
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net value of related tax effects	(3)	(6)	(10)	(24)

Pro forma net income (loss)	$142	$1,181	$(4,794)	$2,400

Recent Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in an entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after December 31, 2003. FIN 46 requires application of the interpretation to all entities subject to the interpretation no later than the beginning of the first reporting period that begins after December 15, 2004. After conducting an evaluation of the effect of the adoption of FIN 46, the Company concluded that there were no variable interest entities to be consolidated. The adoption of FIN 46 is not expected to have a material impact on our financial position or on our results of operations.

MONITRONICS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(continued)

(Unaudited)

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (SFAS 150), Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement established standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first fiscal period beginning after December 15, 2003 and must be applied prospectively by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The Company has not fully evaluated the impact of SFAS 150.

2. Long-Term Debt

Long-term debt consists of the following (in thousands):

	March 31, 2004	June 30, 2003
Revolving credit line and term loan payable	$201,425	$285,085
Senior subordinated notes payable	160,000	12,000
Subordinated notes payable	20,674	40,888

	382,099	337,973
Less: Discount	890	—
Less: Current portion	1,750	1,313

	$379,459	$336,660

At June 30, 2003, the Company had a $329.5 million credit facility with various financial institutions, consisting of a $129.5 million revolving credit line, a $180 million term loan, and a $20 million term loan. As of June 30, 2003, the Company had $85.1 million in borrowings outstanding under the revolving credit line and had borrowed the entire amount committed under the term loans.

On August 25, 2003, the Company issued $160.0 million of senior subordinated notes (the Senior Subordinated Notes) at 11.75% at a discount of $0.94 million with a maturity date of September 1, 2010. Interest payments are to be made semi-annually in cash in arrears on March 1 and September 1 of each year beginning on March 1, 2004. In accordance with the registration rights agreement associated with these notes, Monitronics began accruing special interest on the Senior Subordinated Notes as of March 22, 2004 because the exchange offer registration statement had not been declared effective as of that date. Such special interest shall accrue up to but not including the date that the registration statement is declared effective. Special interest is accruing at a rate of 0.25% per annum during the 90-day period including and following March 22, 2004 and shall increase by an additional 0.25% per annum in each successive 90-day period, but in no event shall such rate exceed 1.5% per annum. On August 25, 2003, the Company also entered into a new credit facility agreement comprised of a $175.0 million term loan that matures in fiscal year 2010 and a $145.0 million revolving credit facility that matures in fiscal year 2009. Payments under the term loan are payable in quarterly installments from December 31, 2003 through June 30, 2009. The quarterly payment is calculated based upon the amount of the original facility multiplied by 0.25% for the quarters ended December 31, 2003 through September 30, 2006, 1.25% for the quarters ended December 31, 2006 through September 30, 2007 and 3.00% for the quarters ended December 31, 2007 through June 30, 2009 with the remaining balance due at maturity. The revolving credit facility, which matures in fiscal year 2009, is subject to possible earlier quarterly payments beginning December 31, 2006 resulting from required lender commitment reductions beginning on such date. Proceeds from the issuance of the

MONITRONICS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(continued)

(Unaudited)

Senior Subordinated Notes and borrowings under the new credit facility were used primarily to repay the Company’s existing credit facility and its $12 million senior subordinated notes payable, to repurchase $20.5 million principal amount of its subordinated notes at a repurchase price of approximately $23.2 million and to pay debt issuance costs. As a result of the above transactions, the Company incurred a loss on redemption of its debt of $2.8 million and expensed $6.0 million of its previously capitalized deferred financing costs. These amounts are included in the caption “Other Expense” on the statement of operations for the nine-month period ended March 31, 2004. The terms of the remaining $20.7 million principal amount of the subordinated notes were amended, and the maturity date was extended to March 1, 2010. Interest on the subordinated notes originally accrued at 13.5% per annum with interest payable semi-annually at a rate of 12% per annum with the remaining 1.5% interest per annum added to the outstanding principal amount of the subordinated notes. The 1.5% interest rate increased to 2.5% per annum on December 15, 2003 when the subordinated notes were not repurchased by that date, and the increased rate was applied retroactively to August 25, 2003.

The new credit facility and subordinated notes have certain financial tests which must be met on a quarterly basis, including maximum total senior debt and total debt to quarterly annualized net operating income, minimum interest coverage ratio, minimum fixed charge coverage ratio and an annual capital expenditure limit. Indebtedness under the new credit facility is secured by all of the assets of the Company.

At March 31, 2004, the Company had $27.3 million in borrowings outstanding under the $145 million revolving credit facility and had $174.1 million in borrowings outstanding under the term loan. Further, the Company had $117.7 million in availability under the revolving credit line and is charged a commitment fee of 0.75% on the average daily unused portion. The revolving credit line bears interest at a rate of either prime plus 3.0% or LIBOR plus 4.0%. The term loan bears interest at a rate of either prime plus 3.5% or LIBOR plus 4.5%. At March 31, 2004, borrowings under the credit facility bear interest at a weighted average interest rate of 5.6%. Interest incurred on borrowings is payable monthly in arrears.

Scheduled maturities (as defined) of long-term debt at March 31, 2004, utilizing the required payment schedule of the Senior Subordinated Notes, subordinated notes and the credit facility are as follows (in thousands):

2004	$438
2005	1,750
2006	1,750
2007	7,000
2008	17,937
Thereafter	353,224

$382,099

The Company also utilizes interest rate cap agreements, as required, to manage its exposure to variable interest rates under the credit facility. As of March 31, 2004, these interest rate caps provide that the interest rate on approximately $120 million of borrowings under the credit facility cannot exceed an interest rate of 10%. The interest rate caps also expire at various dates over the next two years. The Company records these derivatives at fair value in the balance sheet and any changes in fair value are recorded in the statement of operations. As of March 31, 2004, the fair value of the interest rate caps was nominal.

Concurrent with the Senior Subordinated Notes offering, the Company entered into an agreement with James R. Hull, the Company’s president and chief executive officer, pursuant to which the Company paid

MONITRONICS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(continued)

(Unaudited)

Mr. Hull a $2 million transaction fee in cash at the closing of the August 25, 2003 refinancing. This fee was capitalized as deferred financing costs. On November 7, 2003, Mr. Hull exercised his right to require the Company to purchase 400,000 shares of his Class A common stock at a purchase price of $1 million in cash. The agreement also gives Mr. Hull the right to sell up to $500,000 in value of his Class A common stock to the Company in each of the subsequent five fiscal years at purchase prices per share based on a multiple of the Company’s cash flow. Based on the fair market value of the Company’s stock at the time of the agreement, the Company recorded no compensation expense in connection with this agreement. Further, no compensation expense was recorded upon the repurchase of Mr. Hull’s shares due to no change in fair value.

The Company paid an advisory fee of $2.7 million to ABRY Partners, LLC, an affiliate of ABRY Capital Partners, L.P., in connection with the August 25, 2003 refinancing. This fee was capitalized as deferred financing costs. An affiliate of ABRY Capital Partners, L.P. purchased a portion of the Senior Subordinated Notes offered in this refinancing transaction.

3. Stock Warrants, Restricted Stock and Stock Options

On August 25, 2003, warrants that had been issued in conjunction with the $12 million senior subordinated notes were automatically converted into 750,136 shares of the Company’s Class A Common stock upon repayment in full of the notes. In addition, during the nine months ended March 31, 2004, 1,090 unvested restricted shares were repurchased by the Company. Further, 3,000 shares of Class A Common stock were issued following the exercise of stock options with a strike price of $0.01 and 4,000 stock options were forfeited during the nine months ended March 31, 2004.

4. Commitments and Contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material impact on the financial position or results of operations of the Company.

5. Subsequent Events

In May 2004, the Company received approval from the Internal Revenue Service to change its tax method of accounting for a substantial portion of its subscriber accounts. The Company previously amortized all of its subscriber accounts for tax purposes over a 15-year period. Under the new method, Monitronics will amortize a substantial portion of its subscriber accounts over a 10-year period. As a result, Monitronics will request a refund of federal income taxes paid for its tax years ended June 30, 2003 and June 30, 2001 and a portion of the federal income taxes paid for its tax period ended June 30, 2002. The refund is estimated to be approximately $17 million.

Offer to Exchange up to

$160,000,000 11 3/4% Senior Subordinated Notes due 2010

that have been registered under

the Securities Act of 1933

for

$160,000,000 11 3/4% Senior Subordinated Notes due 2010

PROSPECTUS

                    , 2004

We have not authorized any dealer, salesperson, or other person to give any information or represent anything not contained in this prospectus or the letter of transmittal. This prospectus and the letter of transmittal do not offer to sell or ask you to by any securities in any jurisdiction where it is unlawful.

Until             , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is an addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Article 2.02-1 of the Texas Business Corporation Act (the “TBCA”) provides that Monitronics International, Inc. (the “Company”), as a Texas corporation, may indemnify a person who was, is or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director or officer against judgments, penalties, fines, settlements and reasonable expenses (including court costs and attorneys’ fees) actually incurred by the person in connection with the proceeding if such person acted in good faith, in a manner reasonably believed to be not opposed to the best interests of the Company, and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The Company is required by Article 2.02-1 of the TBCA to indemnify a director or officer against reasonable expenses (including court costs and attorneys’ fees) incurred by him in connection with a proceeding in which he is a named defendant or respondent because he is or was a director or officer if he has been wholly successful, on the merits or otherwise, in the defense of the proceeding. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise.

The Company’s Bylaws provide for the indemnification of all current and former directors and officers to the fullest extent permitted by the TBCA.

The Company has entered into indemnification agreements with its directors and executive officers, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

Item 21. Exhibits and Financial Statement Schedules

a) Exhibits. The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description

3.1	Restated Articles of Incorporation of Monitronics International, Inc. (1)

3.2	Bylaws of Monitronics International, Inc. (1)

4.1	Form of Global Note for the 11¾% Senior Subordinated Notes due 2010 of Monitronics International, Inc. (contained as an exhibit to Exhibit 4.2 hereto)

4.2	Indenture, dated as of August 25, 2003, by and between Monitronics International, Inc. and The Bank of New York Trust Company of Florida, N.A. with respect to the 11¾% Senior Subordinated Notes due 2010 (1)

4.3	Registration Rights Agreement, dated as of August 25, 2003, by and among Monitronics International, Inc. and Banc of America Securities LLC, Fleet Securities, Inc., ABN AMRO Incorporated, Banc One Capital Markets, Inc., Harris Nesbitt Corp., Natcity Investments, Inc., U.S. Bancorp Piper Jaffray Inc. and Wells Fargo Securities, LLC (1)

5.1	Opinion of Vinson & Elkins L.L.P. (1)

10.1	Credit Agreement, dated as of August 25, 2003, by and among Monitronics International, Inc., the lenders (named therein), Fleet National Bank, as administrative agent for each of the other credit parties thereto, and Bank of America, N.A., as syndication agent for each of the other credit parties thereto (1)

Exhibit Number	Description

10.2	Security Agreement, dated as of August 25, 2003, by and among Monitronics International, Inc., each of the subsidiaries of Monitronics International, Inc. from time to time party thereto and Fleet National Bank, as administrative agent for the lenders from time to time party to the Credit Agreement dated August 25, 2003 (1)

10.3	Collateral Patent, Trademark, Copyright and License Agreement, dated August 25, 2003, by and among Monitronics International, Inc. and Fleet National Bank, as administrative agent for the lenders from time to time party to the Credit Agreement dated August 25, 2003 (1)

10.4	Guarantee Agreement, dated as of August 25, 2003, by and among Monitronics International, Inc., each of the subsidiaries of Monitronics International, Inc. from time to time party thereto and Fleet National Bank, as administrative agent under the Credit Agreement dated August 25, 2003 (1)

10.5	Affiliate Subordination Agreement, dated as of August 25, 2003, by and among Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., Austin Ventures V, L.P., Austin Ventures V Affiliates Fund, L.P., Capital Resource Lenders II, L.P., Capital Resource Partners II, L.P., ABRY Partners IV, L.P., ABRY Investment Partnership, L.P., Windward Capital Partners II, L.P., Windward Capital LP II, LLC, The Northwestern Mutual Life Insurance Company, Hull Family Limited Partnership, James Hull, Robert Sherman, Michael Gregory, Michael Meyers, and Stephen Hedrick, as subordinated creditors, and Fleet National Bank, as secured party for the lenders from time to time party to the Credit Agreement dated August 25, 2003 (1)

10.6	Intercreditor and Subordination Agreement, dated as of August 25, 2003, by and among Monitronics International, Inc., The Northwestern Mutual Life Insurance Company and The Bank of New York Trust Company of Florida, N.A. (1)

10.7	Intercreditor and Subordination Agreement, dated as of August 25, 2003 by and among Monitronics International, Inc., Fleet National Bank, as administrative agent for the lenders from time to time party to the Credit Agreement, and The Northwestern Mutual Life Insurance Company (1)

10.8	Pledge Agreement, dated as of August 25, 2003, by and between The Northwestern Mutual Life Insurance Company, as pledgor, and Fleet National Bank, as administrative agent for the lenders from time to time party to the Credit Agreement dated August 25, 2003 (1)

10.9	Pledge Agreement, dated as of August 25, 2003, by and among Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., Austin Ventures V, L.P., Austin Ventures V Affiliates Fund, L.P., Capital Resource Lenders II, L.P., Capital Resource Partners II, L.P., ABRY Partners IV, L.P., ABRY Investment Partnership, L.P., Windward Capital Partners II, L.P., Windward Capital LP II, LLC, Hull Family Limited Partnership, James Hull, Robert Sherman, Michael Gregory, Michael Meyers, and Stephen Hedrick, as pledgors, and Fleet National Bank, as administrative agent for the lenders from time to time party to the Credit Agreement dated August 25, 2003 (1)

10.10	Warrant Agreement, dated November 10, 1994, by and between AV Alarm, Inc. (now known as Monitronics International, Inc.) and Heller Financial, Inc. (1)

10.11	First Amendment to Warrant Agreement, dated August 12, 1998, by and between Monitronics International, Inc. and Heller Financial, Inc. (1)

10.12	Take-Along/Drag-Along Rights Agreement, dated November 10, 1994, by and among Austin Ventures III-A, L.P., Austin Ventures III-B, L.P. and Heller Financial, Inc. (1)

10.13	Stock Purchase Agreement, dated October 21, 1994, among AV Alarm, Inc. (now known as Monitronics International, Inc.) and Austin Ventures, III-A, L.P. and Austin Ventures, III-B, L.P. (1)

10.14	Affiliate Registration Agreement, dated October 21, 1994, by and among AV Alarm, Inc. (now known as Monitronics International, Inc.) and James R. Hull (1)

Exhibit Number	Description

10.15	Amendment to Affiliate Registration Agreement, dated November 10, 1994, by and among AV Alarm, Inc. (now known as Monitronics International, Inc.) and James R. Hull, as shareholder, and Austin Ventures III-A, L.P. and Austin Ventures III-B, L.P., as purchasers (1)

10.16	Third Amended and Restated Co-Sale Agreement, dated January 18, 2002, by and among Monitronics International, Inc. and Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., Austin Ventures V, L.P., Austin Ventures V Affiliates Fund, L.P., Capital Resource Lenders II, L.P., Windward Capital Partners II, L.P., Windward Capital LP II, LLC, ABRY Partners IV, L.P., ABRY Investment Partnership, L.P., The Northwestern Mutual Life Insurance Company, as purchasers, and Hull Family Limited Partnership, L.P. and Robert N. Sherman, as common shareholders (1)

10.17	Fourth Amended and Restated Registration Agreement, dated January 18, 2002, by and among Monitronics International, Inc., and Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., Austin Ventures V, L.P., Austin Ventures V Affiliates Fund, L.P., Capital Resource Lenders II, L.P., Windward Capital Partners II, L.P., Windward Capital LP II, LLC, ABRY Partners IV, L.P., ABRY Investment Partnership, L.P., and The Northwestern Mutual Life Insurance Company, as purchasers (1)

10.18	Series B Preferred Stock and Warrant Purchase Agreement, dated May 19, 1997, by and among Monitronics International, Inc. and Capital Resource Lenders II, L.P. and Austin Ventures V, L.P., as purchasers (1)

10.19	Series C Preferred Stock Purchase Agreement, dated February 22, 1999, by and among Monitronics International, Inc. and Capital Resource Lenders II, L.P., Windward Capital Partners II, L.P., and Windward Capital L.P. II, LLC, as purchasers (1)

10.20	Amendment Agreement, dated November 22, 1996, by and among Monitronics International, Inc. and Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., Capital Resource Lenders II, L.P., James R. Hull and Robert N. Sherman, as security holders (1)

10.21	Second Amendment Agreement, dated May 19, 1997, by and among Monitronics International, Inc. and Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., Austin Ventures V, L.P., Capital Resource Lenders II, L.P., James R. Hull and Robert N. Sherman, as security holders (1)

10.22	Transfer, Assignment and Assumption Agreement and Third Amendment Agreement, dated December 31, 1997, by and among Monitronics International, Inc., Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., Austin Ventures V, L.P., Austin Ventures V Affiliates Fund, L.P., Capital Resource Lenders II, L.P., James R. Hull, Robert N. Sherman, Michael Meyers, Stephen Hedrick, and Michael Gregory, as security holders, and Canadian Imperial Bank of Commerce, as administrative agent, CIBC Inc., as lender, State Street Bank and Trust Company, individually and as documentation agent, Heller Financial, Inc., and BankBoston, N.A., as lenders (1)

10.23	Transfer, Assignment and Assumption Agreement and Fourth Amendment Agreement, dated July 22, 1998, by and among Monitronics International, Inc. and Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., Austin Ventures V, L.P., Austin Ventures V Affiliates Fund, L.P., Capital Resource Lenders II, L.P., James R. Hull, Hull Family Limited Partnership, Robert N. Sherman, Michael Meyers, Stephen Hedrick, and Michael Gregory, as security holders, and Canadian Imperial Bank of Commerce, as administrative agent, CIBC Inc., as lender, State Street Bank and Trust Company, individually and as documentation agent, Heller Financial, Inc., and BankBoston, N.A., as lenders (1)

10.24	Fifth Amendment Agreement, dated March 9, 1999, by and among Monitronics International, Inc. and Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., Austin Ventures V, L.P., Austin Ventures V Affiliates Fund, L.P., Capital Resource Lenders II, L.P., Hull Family Limited Partnership, L.P., Robert N. Sherman, Michael Meyers, Stephen Hedrick, and Michael Gregory, as security holders, and Capital Resource Lenders II, L.P., Windward Capital Partners II, L.P., Windward Capital LP II, LLC, as purchasers (1)

Exhibit Number	Description

10.25	Sixth Amendment Agreement, dated April 27, 2001, by and among Monitronics International, Inc. and Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., Austin Ventures V, L.P., Austin Ventures V Affiliates Fund, L.P., Capital Resource Lenders II, L.P., Windward Capital Partners II, L.P., Windward Capital LP II, LLC, Hull Family Limited Partnership, L.P., Robert N. Sherman, Michael Meyers, Stephen Hedrick, and Michael Gregory, as security holders, and ABRY Partners IV, L.P. and ABRY Investment Partnership, L.P., as purchasers (1)

10.26	Seventh Amendment Agreement, dated January 18, 2002, by and among Monitronics International, Inc. and Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., Austin Ventures V, L.P., Austin Ventures V Affiliates Fund, L.P., Capital Resource Lenders II, L.P., Windward Capital Partners II, L.P., Windward Capital LP II, LLC, ABRY Partners IV, L.P. and ABRY Investment Partnership, L.P., Hull Family Limited Partnership, L.P., Robert N. Sherman, Michael Meyers, Stephen Hedrick, and Michael Gregory, as security holders, and The Northwestern Mutual Life Insurance Company, as purchaser (1)

10.27	Fourth Amended and Restated Shareholders Agreement, dated January 18, 2002, by and among Monitronics International, Inc. and Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., Austin Ventures V, L.P., Austin Ventures V Affiliates Fund, L.P., Capital Resource Lenders II, L.P., Windward Capital Partners II, L.P., Windward Capital LP II, LLC, ABRY Partners IV, L.P., ABRY Investment Partnership, L.P., The Northwestern Mutual Life Insurance Company, as purchasers, Hull Family Limited Partnership, L.P., Robert N. Sherman, Michael Meyers, Stephen Hedrick, and Michael Gregory, as common shareholders (1)

10.28	Series D-1 Preferred Stock Purchase Agreement, dated April 27, 2001, by and among Monitronics International, Inc., ABRY Partners IV, L.P. and ABRY Investment Partnership, L.P. (1)

10.29	First Amendment to Series D-1 Preferred Stock Purchase Agreement, dated January 18, 2002, by and among Monitronics International, Inc. and ABRY Partners IV, L.P., ABRY Investment Partnership, L.P. and Capital Resource Lenders II, L.P. (1)

10.30	Subordinated Note and Warrant Purchase Agreement, dated January 18, 2002, by and between Monitronics International, Inc. and The Northwestern Mutual Life Insurance Company (1)

10.31	First Amendment to Subordinated Note and Warrant Purchase Agreement, dated August 25, 2003, by and between Monitronics International, Inc. and The Northwestern Mutual Life Insurance Company (1)

10.32	Preferred Stock Subordination Agreement, dated May 10, 1996, by and among Monitronics International, Inc. and Capital Resource Lenders II, L.P., Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., as purchasers, and Austin Ventures III-A, L.P. and Austin Ventures III-B, L.P., as preferred shareholders (1)

10.33	Employment Agreement, effective as of October 21, 1994, by and between AV Alarm, Inc. (now known as Monitronics International, Inc.) and James R. Hull (1)

10.34	Agreement, dated as of August 18, 2003, by and between James R. Hull and Monitronics International, Inc. (1)

10.35	Employment Agreement, effective as of October 21, 1994, by and between AV Alarm, Inc. (now known as Monitronics International, Inc.) and Robert N. Sherman (1)

10.36	Employment Agreement, effective as of February 1, 1995, by and between AV Alarm, Inc. (now known as Monitronics International, Inc.) and Michael D. Gregory (1)

10.37	Form of Indemnification Agreement by and between Monitronics International, Inc. and each of James R. Hull, Blaine F. Wesner, Kenneth P. DeAngelis, Peter S. Macdonald, Stephen M. Jenks, John Dirvin and Jay M. Grossman (1)

Exhibit Number	Description

10.38	Form of Indemnification Agreement by and between Monitronics International, Inc. and each of Michael R. Meyers, Robert N. Sherman, Stephen M. Hedrick, Michael D. Gregory, Barry P. Johnson and Rick L. Hudson (1)

10.39	Commercial Lease Agreement, dated April 24, 2000, by and between Monitronics International, Inc. and Valley View Tech, Inc. (1)

10.40	Commercial Lease Agreement, dated June 22, 1998, by and between Monitronics International, Inc. and Valley View Tech, Inc. (1)

10.41	First Amendment to Commercial Lease Agreement, dated April 24, 2000, by and between Monitronics International, Inc. and Valley View Tech, Inc. (1)

10.42	Second Amendment to Commercial Lease Agreement, dated September 27, 2001, by and between Monitronics International, Inc. and Valley View Tech, Inc. (1)

10.43	Commercial Lease Agreement, dated March 18, 1999, by and between Monitronics International, Inc. and Valley View Tech, Inc. (1)

10.44	First Amendment of Lease, dated April 24, 2000, by and between Monitronics International, Inc. and Valley View Tech, Inc. (1)

10.45	Commercial Lease Agreement, dated December 9, 1991, by and between My Alarm, Inc. (now known as Monitronics International, Inc.) and TDC Dallas Partners No. 2, Ltd. (1)

10.46	First Amendment of Lease, dated February 17, 1997, by and between Monitronics International, Inc. and TDC Dallas Partners No. 2, Ltd. (1)

10.47	Second Amendment of Lease, dated September 17, 1997, by and between Monitronics International, Inc. and TDC Dallas Partners No. 2, Ltd. (1)

10.48	Third Amendment of Lease, dated August 31, 2001, by and between Monitronics International, Inc. and MRP/VV, L.P. (1)

10.49	1999 Stock Option Plan of Monitronics International, Inc. (1)

10.50	2001 Stock Option Plan of Monitronics International, Inc. (1)

10.51	Employment Agreement, effective as of September 1, 2003, by and between Monitronics International, Inc. and Michael R. Meyers (1)

10.52†	Lease Agreement, dated May 3, 2004, by and between Monitronics International, Inc. and AGF Valley View II, Ltd.

12.1†	Computation of ratio of earnings to fixed charges

12.2†	Computation of pro forma ratio of earnings to fixed charges

23.1†	Consent of Ernst & Young LLP

23.2	Consent of Vinson & Elkins L.L.P. (set forth in Exhibit 5.1 hereof)

24.1	Power of Attorney (set forth on signature page)

25.1	Form T-1 of The Bank of New York Trust Company of Florida, N.A. (1)

99.1†	Form of Letter of Transmittal for 11 3/4% Senior Subordinated Notes due 2010

99.2	Form of Notice of Guaranteed Delivery of 11 3/4% Senior Subordinated Notes due 2010 (1)

99.3	Form of Letter to Registered Holders and DTC Participants (1)

99.4	Form of Letter to Clients (1)

†	Filed herewith.
(1)	Previously filed as an exhibit to the registrant’s Registration Statement on Form S-4 (File No. 333-110025).

b) Financial Statement Schedules. The following financial statment schedule of the Company is submitted herewith:

Schedule II — Valuation and Qualifying Accounts and Reserves

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the undersigned registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 28th day of May, 2004.

MONITRONICS INTERNATIONAL, INC.

By:	/s/ JAMES R. HULL

James R. Hull Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities indicated on May 28, 2004.

Signature	Title

* James R. Hull	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

/s/ MICHAEL R. MEYERS Michael R. Meyers	Vice President, Chief Financial Officer and Assistant Secretary (Principal Financial Officer and Principal Accounting Officer)

* Kenneth P. DeAngelis	Director

* John Dirvin	Director

* Jay M. Grossman	Director

* Stephen M. Jenks	Director

* Peter S. Macdonald	Director

* Blaine F. Wesner	Director

*By:	/s/ MICHAEL R. MEYERS

Michael R. Meyers Attorney-in-Fact

Report of Independent Auditors

We have audited the financial statements of Monitronics International, Inc. as of June 30, 2003 and 2002, and for each of the three years in the period ended June 30, 2003, and have issued our report thereon dated August 25, 2003 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 21(b) of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/  Ernst & Young LLP

Fort Worth, Texas

August 25, 2003,

except for restatement as discussed in Note 1,

as to which the date is May 14, 2004

SCHEDULE II

MONITRONICS INTERNATIONAL, INC.

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

For the fiscal years ended June 30, 2003, 2002, and 2001 and the nine months ended March 31, 2004

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions		Balance at End of Period
	(in thousands)
Nine months ended March 31, 2004
Allowance for doubtful accounts (unaudited)	$1,398	2,550	(2,272	)(1)	$1,676

Year ended June 30, 2003
Allowance for doubtful accounts	$1,148	4,090	(3,840	)(1)	$1,398

Year ended June 30, 2002
Allowance for doubtful accounts	$732	2,515	(2,099	)(1)	$1,148

Year ended June 30, 2001
Allowance for doubtful accounts	$942	2,205	(2,415	)(1)	$732

(1)	Bad debts written off, less recoveries.

INDEX TO EXHIBITS

Exhibit Number	Description

3.1	Restated Articles of Incorporation of Monitronics International, Inc. (1)

3.2	Bylaws of Monitronics International, Inc. (1)

4.1	Form of Global Note for the 11¾% Senior Subordinated Notes due 2010 of Monitronics International, Inc. (contained as an exhibit to Exhibit 4.2 hereto)

4.2	Indenture, dated as of August 25, 2003, by and between Monitronics International, Inc. and The Bank of New York Trust Company of Florida, N.A. with respect to the 11¾% Senior Subordinated Notes due 2010 (1)

4.3	Registration Rights Agreement, dated as of August 25, 2003, by and among Monitronics International, Inc. and Banc of America Securities LLC, Fleet Securities, Inc., ABN AMRO Incorporated, Banc One Capital Markets, Inc., Harris Nesbitt Corp., Natcity Investments, Inc., U.S. Bancorp Piper Jaffray Inc. and Wells Fargo Securities, LLC (1)

5.1	Opinion of Vinson & Elkins L.L.P. (1)

10.1	Credit Agreement, dated as of August 25, 2003, by and among Monitronics International, Inc., the lenders (named therein), Fleet National Bank, as administrative agent for each of the other credit parties thereto, and Bank of America, N.A., as syndication agent for each of the other credit parties thereto (1)

10.2	Security Agreement, dated as of August 25, 2003, by and among Monitronics International, Inc., each of the subsidiaries of Monitronics International, Inc. from time to time party thereto and Fleet National Bank, as administrative agent for the lenders from time to time party to the Credit Agreement dated August 25, 2003 (1)

10.3	Collateral Patent, Trademark, Copyright and License Agreement, dated August 25, 2003, by and among Monitronics International, Inc. and Fleet National Bank, as administrative agent for the lenders from time to time party to the Credit Agreement dated August 25, 2003 (1)

10.4	Guarantee Agreement, dated as of August 25, 2003, by and among Monitronics International, Inc., each of the subsidiaries of Monitronics International, Inc. from time to time party thereto and Fleet National Bank, as administrative agent under the Credit Agreement dated August 25, 2003 (1)

10.5	Affiliate Subordination Agreement, dated as of August 25, 2003, by and among Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., Austin Ventures V, L.P., Austin Ventures V Affiliates Fund, L.P., Capital Resource Lenders II, L.P., Capital Resource Partners II, L.P., ABRY Partners IV, L.P., ABRY Investment Partnership, L.P., Windward Capital Partners II, L.P., Windward Capital LP II, LLC, The Northwestern Mutual Life Insurance Company, Hull Family Limited Partnership, James Hull, Robert Sherman, Michael Gregory, Michael Meyers, and Stephen Hedrick, as subordinated creditors, and Fleet National Bank, as secured party for the lenders from time to time party to the Credit Agreement dated August 25, 2003 (1)

10.6	Intercreditor and Subordination Agreement, dated as of August 25, 2003, by and among Monitronics International, Inc., The Northwestern Mutual Life Insurance Company and The Bank of New York Trust Company of Florida, N.A. (1)

10.7	Intercreditor and Subordination Agreement, dated as of August 25, 2003 by and among Monitronics International, Inc., Fleet National Bank, as administrative agent for the lenders from time to time party to the Credit Agreement, and The Northwestern Mutual Life Insurance Company (1)

10.8	Pledge Agreement, dated as of August 25, 2003, by and between The Northwestern Mutual Life Insurance Company, as pledgor, and Fleet National Bank, as administrative agent for the lenders from time to time party to the Credit Agreement dated August 25, 2003 (1)

Exhibit Number	Description

10.9	Pledge Agreement, dated as of August 25, 2003, by and among Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., Austin Ventures V, L.P., Austin Ventures V Affiliates Fund, L.P., Capital Resource Lenders II, L.P., Capital Resource Partners II, L.P., ABRY Partners IV, L.P., ABRY Investment Partnership, L.P., Windward Capital Partners II, L.P., Windward Capital LP II, LLC, Hull Family Limited Partnership, James Hull, Robert Sherman, Michael Gregory, Michael Meyers, and Stephen Hedrick, as pledgors, and Fleet National Bank, as administrative agent for the lenders from time to time party to the Credit Agreement dated August 25, 2003 (1)

10.10	Warrant Agreement, dated November 10, 1994, by and between AV Alarm, Inc. (now known as Monitronics International, Inc.) and Heller Financial, Inc. (1)

10.11	First Amendment to Warrant Agreement, dated August 12, 1998, by and between Monitronics International, Inc. and Heller Financial, Inc. (1)

10.12	Take-Along/Drag-Along Rights Agreement, dated November 10, 1994, by and among Austin Ventures III-A, L.P., Austin Ventures III-B, L.P. and Heller Financial, Inc. (1)

10.13	Stock Purchase Agreement, dated October 21, 1994, among AV Alarm, Inc. (now known as Monitronics International, Inc.) and Austin Ventures, III-A, L.P. and Austin Ventures, III-B, L.P. (1)

10.14	Affiliate Registration Agreement, dated October 21, 1994, by and among AV Alarm, Inc. (now known as Monitronics International, Inc.) and James R. Hull (1)

10.15	Amendment to Affiliate Registration Agreement, dated November 10, 1994, by and among AV Alarm, Inc. (now known as Monitronics International, Inc.) and James R. Hull, as shareholder, and Austin Ventures III-A, L.P. and Austin Ventures III-B, L.P., as purchasers (1)

10.16	Third Amended and Restated Co-Sale Agreement, dated January 18, 2002, by and among Monitronics International, Inc. and Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., Austin Ventures V, L.P., Austin Ventures V Affiliates Fund, L.P., Capital Resource Lenders II, L.P., Windward Capital Partners II, L.P., Windward Capital LP II, LLC, ABRY Partners IV, L.P., ABRY Investment Partnership, L.P., The Northwestern Mutual Life Insurance Company, as purchasers, and Hull Family Limited Partnership, L.P. and Robert N. Sherman, as common shareholders (1)

10.17	Fourth Amended and Restated Registration Agreement, dated January 18, 2002, by and among Monitronics International, Inc., and Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., Austin Ventures V, L.P., Austin Ventures V Affiliates Fund, L.P., Capital Resource Lenders II, L.P., Windward Capital Partners II, L.P., Windward Capital LP II, LLC, ABRY Partners IV, L.P., ABRY Investment Partnership, L.P., and The Northwestern Mutual Life Insurance Company, as purchasers (1)

10.18	Series B Preferred Stock and Warrant Purchase Agreement, dated May 19, 1997, by and among Monitronics International, Inc. and Capital Resource Lenders II, L.P. and Austin Ventures V, L.P., as purchasers (1)

10.19	Series C Preferred Stock Purchase Agreement, dated February 22, 1999, by and among Monitronics International, Inc. and Capital Resource Lenders II, L.P., Windward Capital Partners II, L.P., and Windward Capital L.P. II, LLC, as purchasers (1)

10.20	Amendment Agreement, dated November 22, 1996, by and among Monitronics International, Inc. and Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., Capital Resource Lenders II, L.P., James R. Hull and Robert N. Sherman, as security holders (1)

10.21	Second Amendment Agreement, dated May 19, 1997, by and among Monitronics International, Inc. and Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., Austin Ventures V, L.P., Capital Resource Lenders II, L.P., James R. Hull and Robert N. Sherman, as security holders (1)

Exhibit Number	Description

10.22	Transfer, Assignment and Assumption Agreement and Third Amendment Agreement, dated December 31, 1997, by and among Monitronics International, Inc., Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., Austin Ventures V, L.P., Austin Ventures V Affiliates Fund, L.P., Capital Resource Lenders II, L.P., James R. Hull, Robert N. Sherman, Michael Meyers, Stephen Hedrick, and Michael Gregory, as security holders, and Canadian Imperial Bank of Commerce, as administrative agent, CIBC Inc., as lender, State Street Bank and Trust Company, individually and as documentation agent, Heller Financial, Inc., and BankBoston, N.A., as lenders (1)

10.23	Transfer, Assignment and Assumption Agreement and Fourth Amendment Agreement, dated July 22, 1998, by and among Monitronics International, Inc. and Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., Austin Ventures V, L.P., Austin Ventures V Affiliates Fund, L.P., Capital Resource Lenders II, L.P., James R. Hull, Hull Family Limited Partnership, Robert N. Sherman, Michael Meyers, Stephen Hedrick, and Michael Gregory, as security holders, and Canadian Imperial Bank of Commerce, as administrative agent, CIBC Inc., as lender, State Street Bank and Trust Company, individually and as documentation agent, Heller Financial, Inc., and BankBoston, N.A., as lenders (1)

10.24	Fifth Amendment Agreement, dated March 9, 1999, by and among Monitronics International, Inc. and Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., Austin Ventures V, L.P., Austin Ventures V Affiliates Fund, L.P., Capital Resource Lenders II, L.P., Hull Family Limited Partnership, L.P., Robert N. Sherman, Michael Meyers, Stephen Hedrick, and Michael Gregory, as security holders, and Capital Resource Lenders II, L.P., Windward Capital Partners II, L.P., Windward Capital LP II, LLC, as purchasers (1)

10.25	Sixth Amendment Agreement, dated April 27, 2001, by and among Monitronics International, Inc. and Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., Austin Ventures V, L.P., Austin Ventures V Affiliates Fund, L.P., Capital Resource Lenders II, L.P., Windward Capital Partners II, L.P., Windward Capital LP II, LLC, Hull Family Limited Partnership, L.P., Robert N. Sherman, Michael Meyers, Stephen Hedrick, and Michael Gregory, as security holders, and ABRY Partners IV, L.P. and ABRY Investment Partnership, L.P., as purchasers (1)

10.26	Seventh Amendment Agreement, dated January 18, 2002, by and among Monitronics International, Inc. and Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., Austin Ventures V, L.P., Austin Ventures V Affiliates Fund, L.P., Capital Resource Lenders II, L.P., Windward Capital Partners II, L.P., Windward Capital LP II, LLC, ABRY Partners IV, L.P. and ABRY Investment Partnership, L.P., Hull Family Limited Partnership, L.P., Robert N. Sherman, Michael Meyers, Stephen Hedrick, and Michael Gregory, as security holders, and The Northwestern Mutual Life Insurance Company, as purchaser (1)

10.27	Fourth Amended and Restated Shareholders Agreement, dated January 18, 2002, by and among Monitronics International, Inc. and Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., Austin Ventures V, L.P., Austin Ventures V Affiliates Fund, L.P., Capital Resource Lenders II, L.P., Windward Capital Partners II, L.P., Windward Capital LP II, LLC, ABRY Partners IV, L.P., ABRY Investment Partnership, L.P., The Northwestern Mutual Life Insurance Company, as purchasers, Hull Family Limited Partnership, L.P., Robert N. Sherman, Michael Meyers, Stephen Hedrick, and Michael Gregory, as common shareholders (1)

10.28	Series D-1 Preferred Stock Purchase Agreement, dated April 27, 2001, by and among Monitronics International, Inc., ABRY Partners IV, L.P. and ABRY Investment Partnership, L.P. (1)

10.29	First Amendment to Series D-1 Preferred Stock Purchase Agreement, dated January 18, 2002, by and among Monitronics International, Inc. and ABRY Partners IV, L.P., ABRY Investment Partnership, L.P. and Capital Resource Lenders II, L.P. (1)

10.30	Subordinated Note and Warrant Purchase Agreement, dated January 18, 2002, by and between Monitronics International, Inc. and The Northwestern Mutual Life Insurance Company (1)

Exhibit Number	Description

10.31	First Amendment to Subordinated Note and Warrant Purchase Agreement, dated August 25, 2003, by and between Monitronics International, Inc. and The Northwestern Mutual Life Insurance Company (1)

10.32	Preferred Stock Subordination Agreement, dated May 10, 1996, by and among Monitronics International, Inc. and Capital Resource Lenders II, L.P., Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., as purchasers, and Austin Ventures III-A, L.P. and Austin Ventures III-B, L.P., as preferred shareholders (1)

10.33	Employment Agreement, effective as of October 21, 1994, by and between AV Alarm, Inc. (now known as Monitronics International, Inc.) and James R. Hull (1)

10.34	Agreement, dated as of August 18, 2003, by and between James R. Hull and Monitronics International, Inc. (1)

10.35	Employment Agreement, effective as of October 21, 1994, by and between AV Alarm, Inc. (now known as Monitronics International, Inc.) and Robert N. Sherman (1)

10.36	Employment Agreement, effective as of February 1, 1995, by and between AV Alarm, Inc. (now known as Monitronics International, Inc.) and Michael D. Gregory (1)

10.37	Form of Indemnification Agreement by and between Monitronics International, Inc. and each of James R. Hull, Blaine F. Wesner, Kenneth P. DeAngelis, Peter S. Macdonald, Stephen M. Jenks, John Dirvin and Jay M. Grossman (1)

10.38	Form of Indemnification Agreement by and between Monitronics International, Inc. and each of Michael R. Meyers, Robert N. Sherman, Stephen M. Hedrick, Michael D. Gregory, Barry P. Johnson and Rick L. Hudson (1)

10.39	Commercial Lease Agreement, dated April 24, 2000, by and between Monitronics International, Inc. and Valley View Tech, Inc. (1)

10.40	Commercial Lease Agreement, dated June 22, 1998, by and between Monitronics International, Inc. and Valley View Tech, Inc. (1)

10.41	First Amendment to Commercial Lease Agreement, dated April 24, 2000, by and between Monitronics International, Inc. and Valley View Tech, Inc. (1)

10.42	Second Amendment to Commercial Lease Agreement, dated September 27, 2001, by and between Monitronics International, Inc. and Valley View Tech, Inc. (1)

10.43	Commercial Lease Agreement, dated March 18, 1999, by and between Monitronics International, Inc. and Valley View Tech, Inc. (1)

10.44	First Amendment of Lease, dated April 24, 2000, by and between Monitronics International, Inc. and Valley View Tech, Inc. (1)

10.45	Commercial Lease Agreement, dated December 9, 1991, by and between My Alarm, Inc. (now known as Monitronics International, Inc.) and TDC Dallas Partners No.2, Ltd. (1)

10.46	First Amendment of Lease, dated February 17, 1997, by and between Monitronics International, Inc. and TDC Dallas Partners No. 2, Ltd. (1)

10.47	Second Amendment of Lease, dated September 17, 1997, by and between Monitronics International, Inc. and TDC Dallas Partners No. 2, Ltd. (1)

10.48	Third Amendment of Lease, dated August 31, 2001, by and between Monitronics International, Inc. and MRP/VV, L.P. (1)

10.49	1999 Stock Option Plan of Monitronics International, Inc. (1)

Exhibit Number	Description

10.50	2001 Stock Option Plan of Monitronics International, Inc. (1)

10.51	Employment Agreement, effective as of September 1, 2003, by and between Monitronics International, Inc. and Michael R. Meyers (1)

10.52†	Lease Agreement, dated May 3, 2004, by and between Monitronics International, Inc. and AGF Valley View II, Ltd.

12.1†	Computation of ratio of earnings to fixed charges

12.2†	Computation of pro forma ratio of earnings to fixed charges

23.1†	Consent of Ernst & Young LLP

23.2	Consent of Vinson & Elkins L.L.P. (set forth in Exhibit 5.1 hereof)

24.1	Power of Attorney (set forth on signature page)

25.1	Form T-1 of The Bank of New York Trust Company of Florida, N.A. (1)

99.1†	Form of Letter of Transmittal for 11 3/4% Senior Subordinated Notes due 2010

99.2	Form of Notice of Guaranteed Delivery of 11 3/4% Senior Subordinated Notes due 2010 (1)

99.3	Form of Letter to Registered Holders and DTC Participants (1)

99.4	Form of Letter to Clients (1)

†	Filed herewith.
(1)	Previously filed as an exhibit to registrant’s Registration Statement on Form S-4 (File No. 333-110025).